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As filed with the Securities and Exchange Commission on October 12, 2006.

Registration No. 333-134683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACME PACKET, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3576 (Primary Standard Industrial Classification Code Number)	04-3526641 (I.R.S. Employer Identification Number)

71 Third Avenue
Burlington, Massachusetts 01803
(781) 328-4400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Andrew D. Ory
Acme Packet, Inc.
71 Third Avenue
Burlington, Massachusetts 01803
(781) 328-4400
(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Julio E. Vega, Esq. Matthew J. Cushing, Esq. Bingham McCutchen LLP 150 Federal Street Boston, Massachusetts 02110 (617) 951-8000	Mark G. Borden, Esq. Mark L. Johnson, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, $0.001 par value per share	13,195,707	$9.00	$118,761,363	(3)

(1)
Includes 1,721,179 shares available for purchase by the underwriters to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(3)
Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price. The registration fee has been paid previously with this Registration Statement.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 12, 2006.

11,474,528 Shares

Acme Packet, Inc.

Common Stock

        This is an initial public offering of shares of common stock of Acme Packet, Inc.

        Acme Packet is offering 8,000,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 3,474,528 shares. Acme Packet will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $8.00 and $9.00. Application has been made for quotation on the Nasdaq Global Market under the symbol "APKT."

        See "Risk Factors" on page 7 to read about factors you should consider before buying shares of common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Acme Packet	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than 11,474,528 shares of common stock, the underwriters have the option to purchase up to an additional 1,721,179 shares from Acme Packet at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on                          , 2006.

Goldman, Sachs & Co.	Credit Suisse
JPMorgan	ThinkEquity Partners LLC

Prospectus dated                          , 2006.

Acme Packet Net-Net Session Border Controllers (SBCs) deliver secure and high quality interactive communications across Internet Protocol (IP) network borders

SESSIONS

- Voice, video and multimedia
- Broad range of IP signaling protocols

CONTROLS

- Security
- Service reach maximization
- Service level agreement assurance
- Revenue & profit protection
- Regulatory compliance

Public Switched Telephone Network (PSTN)
PSTN Origination and Termination
PSTN Termination
IP Transit
Customer care data center
Directory services/ data center
RADIUS
AS
MS
SBC
Business Services
Wireless Services
Residential Services

BORDERS

- **Interconnect border** *(between service providers)*
- **Access-backbone border** *(business, mobile & residential services)*
- **Data center border** *(service provider network and services data center)*

Session border controller	Application server	Media server	RADIUS server
Database	PC	IP phone	Analog phone
Wireless phone	PDA	Business	Residence

ACME PACKET NET-NET SBC PRODUCTS

Net-Net 4000

Net-Net 4000 PAC

Net-Net 9000

Net-Net EMS

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 7, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms "Acme Packet," "our company," "we," "us" and "our" in this prospectus to refer to Acme Packet, Inc. and its subsidiaries.

Acme Packet

Overview

        Acme Packet is the leading provider of session border controllers, or SBCs, that enable interactive communications service providers to deliver secure and high quality interactive communications—voice, video and other real-time multimedia sessions—across defined border points where Internet Protocol networks connect, known as network borders. Interactive communications service providers, which we also refer to generally as service providers, include cable service providers, wireline and mobile wireless telecommunications service providers, information service providers and data transport service providers. The Internet Protocol, or IP, is a standardized method of transmitting information, such as interactive communications, from one device, such as a personal computer, server, IP telephone or personal digital advisor, to another device over any type of physical private or public network, including the Internet. Our Net-Net products, which consist of our hardware and proprietary software, serve as a central element in unifying the separate IP networks that comprise wireline, wireless and cable networks. Interactive communications service providers can use our products to create a premium service tier that delivers next-generation interactive communications services, such as Voice over IP, or VoIP, with the same quality assurance and security as they historically have offered for voice services over their legacy telephone networks.

        SBCs are deployed at the borders between IP networks, such as between two service providers or between a service provider and its business, residential or mobile customers. SBCs are the only network element currently capable of integrating the control of signaling messages and media flows. This capability complements the roles and functionality of routers, softswitches and data firewalls that operate within the same network.

        We began shipping our Net-Net products in 2002. Since that time, approximately 300 interactive communications service providers in over 55 countries have purchased our products. We sell our products and support services through approximately 30 distribution partners and our direct sales force.

        Our key advantages include:

  •
  Significant experience in service provider deployments.  We have significant experience in production deployments of SBCs, including by 21 of the 25 largest wireline, wireless and cable service providers in the world.

  •
  Breadth of applications and standards support.  Our products are capable of processing the most widely used real-time interactive communications sessions at wireline, wireless and cable IP network borders, and support a broad range of IP signaling transport and encryptions protocols, codecs, and addressing methods.

  •
  Depth of border control features.  We offer a deep set of session border control features for security, service reach maximization, service level agreement assurance, revenue and profit protection, and regulatory compliance.

  •
  Responsive service and support.  Our responsiveness to our customers' and distribution partners' new feature requirements, interoperability testing and problem resolution has been critical in deployments of our products.

  •
  Carrier-class platform.  Interactive communications service providers operate complex mission-critical networks that require security protection; high degrees of reliability, availability and maintainability; scalable performance and capacity; space and power saving hardware design; and comprehensive network management. Products or platforms that satisfy these requirements are known as carrier-class. We have designed our products to provide a carrier-class platform.

  •
  Proven interoperability.  Through deployment in approximately 300 service provider networks, we have shown that our products interoperate with key products being deployed by major vendors for next-generation communication services.

        We believe that these key advantages of our products and services, together with the deployment of our products in approximately 300 service provider networks, make Acme Packet the leading provider of SBCs.

Industry Background

        Service providers traditionally have delivered voice and data services over two separate networks: the Public Switched Telephone Network, or PSTN, and the Internet. The PSTN provides high reliability and security but is costly to operate and is limited in its ability to support high bandwidth video and other interactive multimedia services. The Internet is capable of cost-effectively transmitting any form of traffic that is IP-based, including interactive voice, video and data, but it transmits only on a best-efforts basis, because all forms of traffic have the same priority. Therefore, the Internet attempts to deliver all traffic without distinction, which can result in significantly varying degrees of service quality for the same or similar types of traffic transmissions. Internet-based services are also subject to disruptive and fraudulent behavior, including identity theft, viruses, unwanted and excessively large input data, known as SPAM, and the unauthorized use and attempts to circumvent or bypass security mechanisms associated with those services, known as hacking.

        Service providers are beginning to migrate to a single IP network architecture to serve as the foundation for their next-generation voice, video and data service offerings. In order to provide secure and high quality interactive communications on a converged IP network, service providers must be able to manage and integrate the communications flows that comprise communication sessions for applications such as interactive video and voice over IP, or VoIP, which allows the routing of voice conversations over the Internet.

        Prior to the advent of the SBC, IP network infrastructure equipment, such as softswitches, routers and data firewalls, was able to initiate and route undifferentiated data but lacked the ability to target specifically the management of interactive communication sessions. We believe that there is significant demand for SBCs that can facilitate the delivery of secure and high quality real-time interactive communications across all IP network borders. Infonetics Research, a market research and consulting firm specializing in data networking and telecommunications, predicts that the SBC market will grow from $86 million in 2005 to $571 million in 2009.

The Acme Packet Strategy

        Principal elements of our strategy include:

  •
  Continuing to satisfy the evolving border requirements of large service providers.  Our numerous SBC deployments in the wireline, wireless and cable networks of Tier-1 and other large service providers position us to gain valuable knowledge that we can use to expand and enhance our products' features and functionality.

  •
  Exploiting new technologies to enhance product performance and scalability.  We will seek to leverage new technologies as they become available to increase the performance, capacity and functionality of our product family, as well as to reduce our costs.

  •
  Investing in quality and responsive support.  As we broaden our product platform and increase our product capabilities, we will continue to provide comprehensive service and support targeted at maximizing customer satisfaction and retention.

  •
  Facilitating and promoting service interconnects among our customers.  We intend to increase demand for our products by helping our customers to extend the reach of their services and, consequently, to increase the value of their services to their customers.

  •
  Leveraging distribution partnerships to enhance market penetration.  We will continue to invest in training and tools for our distribution partners' sales, systems engineering and support organizations, in order to improve the overall efficiency and effectiveness of these partnerships.

  •
  Actively contributing to architecture and standards definition processes.  We will utilize our breadth and depth of experience with SBC deployments to contribute significantly to organizations developing standards and architectures for next-generation IP networks.

Preliminary Results for the Quarter Ended September 30, 2006

        Our financial statements for the quarter ended September 30, 2006 are not yet available. Our preliminary expectations with respect to our results discussed below are based upon management estimates and are subject to quarterly review procedures and final recommendations and adjustments. Actual operating results may differ from our expectations, and those differences may be material.

        We expect total revenue to be between $21.8 million and $22.0 million in the third quarter of 2006, compared to total revenue of $6.8 million in the third quarter of 2005. We expect income from operations to be between $6.0 million and $6.5 million in the third quarter of 2006, compared to a loss from operations of $2.6 million in the third quarter of 2005.

        The foregoing discussion of our expectations regarding our results for the third quarter of 2006 are not indicative of expected future results following this offering.

Corporate Information

        We were founded in 2000 under the name Primary Networks, Inc. and changed our name to Acme Packet, Inc. in January 2001. Our principal executive offices are located at 71 Third Avenue, Burlington, Massachusetts 01803. Our telephone number is (781) 328-4400. Our website address is www.acmepacket.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

        "Acme Packet," "Net-Net," "Acme Packet Session Aware Networking" and other trademarks or service marks of Acme Packet appearing in this prospectus are the property of Acme Packet. This prospectus contains additional trade names, trademarks and service marks of other companies.

The Offering

Common stock offered by Acme Packet, Inc.	8,000,000 shares
Common stock offered by the selling stockholders	3,474,528 shares
Common stock to be outstanding after this offering	56,707,490 shares
Directed share program	We have reserved 575,000 shares offered by this prospectus for sale to certain of our vendors, family members and associates of our employees and other business associates. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.
Use of proceeds	We expect to use our net proceeds of this offering for working capital and other general corporate purposes, which may include financing our growth, developing new products, and funding capital expenditures, acquisitions and investments.
Proposed Nasdaq Global Market symbol	APKT
Risk factors	For a discussion of some of the factors you should consider carefully before investing in our common stock, see "Risk Factors."

        The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of September 15, 2006 and excludes:

  •
  125,000 shares issuable upon the exercise of warrants outstanding as of September 15, 2006 at an exercise price of $1.39 per share;

  •
  1,762,956 shares issuable upon the exercise of options outstanding and vested as of September 15, 2006 at a weighted average exercise price of $0.34 per share;

  •
  6,712,052 shares issuable upon the exercise of options outstanding, but not vested, as of September 15, 2006 at a weighted average exercise price of $1.38 per share; and

  •
  607,859 shares available for future issuance as of September 15, 2006 under our stock incentive plan.

        Except as otherwise noted, all information in this prospectus reflects:

  •
  the conversion of all outstanding shares of preferred stock into 32,190,359 shares of common stock upon the closing of this offering;

  •
  no exercise by the underwriters of their over-allotment option; and

  •
  restatements of our charter and bylaws prior to the closing of this offering.

Summary Consolidated Financial Data

        The following tables summarize the consolidated financial data for our business. You should read these summary financial data in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and related notes, all included elsewhere in this prospectus. Pro forma basic and diluted net (loss) income per common share have been calculated assuming the conversion of all outstanding preferred stock into common stock.

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue:
Product	$3,038	$14,641	$31,080	$14,620	$33,186
Maintenance, support and service	298	1,352	5,040	2,057	4,893

Total revenue	3,336	15,993	36,120	16,677	38,079

Cost of revenue:
Product	918	5,212	8,026	3,836	6,793
Maintenance, support and service	177	583	1,201	724	1,299

Total cost of revenue	1,095	5,795	9,227	4,560	8,092

Gross profit	2,241	10,198	26,893	12,117	29,987

Operating expenses:
Sales and marketing	3,480	8,558	14,969	6,531	10,446
Research and development	4,117	5,552	8,705	4,091	5,777
General and administrative	2,141	2,341	3,602	1,593	2,695
Lease abandonment	—	848	—	—	—

Total operating expenses	9,738	17,299	27,276	12,215	18,918

(Loss) income from operations	(7,497)	(7,101)	(383)	(98)	11,069
Total other income, net	33	144	348	181	490

(Loss) income before provision for income taxes	(7,464)	(6,957)	(35)	83	11,559
Provision for income taxes	—	—	—	—	309

Net (loss) income	$(7,464)	$(6,957)	$(35)	$83	$11,250

Net (loss) income per share applicable to common stockholders:
Basic	$(0.52)	$(0.47)	$0.00	$—	$0.23
Diluted	$(0.52)	$(0.47)	$0.00	$—	$0.21
Weighted average number of common shares used in net (loss) income per share calculation:
Basic	14,380,027	14,732,597	15,240,890	15,686,423	16,252,196
Diluted	14,380,027	14,732,597	15,240,890	16,924,083	20,142,747
Pro forma net (loss) income per common share:
Basic			$0.00		$0.23
Diluted			$0.00		$0.21
Shares used in computing pro forma net (loss) income per common share:
Basic			47,431,249		48,442,555
Diluted			47,431,249		52,458,106

        The pro forma balance sheet data give effect to the conversion of all outstanding shares of preferred stock into common stock as of June 30, 2006. The pro forma as adjusted balance sheet data also give effect to our sale of 8,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $8.50 per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting the estimated underwriting discount and offering expenses payable by us.

	As of June 30, 2006
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$33,097	$33,097	$94,125
Working capital	22,929	22,929	83,957
Total assets	51,407	51,407	112,435
Indebtedness	—	—	—
Convertible preferred stock	33	—	—
Total stockholders' equity	29,249	29,249	90,277

RISK FACTORS

        An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including the financial statements and related notes.

Risks Relating to Our Business

If the market for SBCs does not develop as we anticipate, our revenue may decline or fail to grow, which would adversely affect our operating results.

        We derive, and expect to continue to derive, all of our revenue from providing SBCs. The market for SBCs is relatively new and still evolving, and it is uncertain whether these products will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of interactive communications service providers to continue to implement SBCs.

        Some service providers may be reluctant or unwilling to implement SBCs for a number of reasons, including failure to perceive the need for improved quality and security of interactive communications across IP borders and lack of knowledge about the potential benefits that SBCs may provide. Even if service providers recognize the need for improved quality and security of interactive communications across IP borders, they may not select SBCs such as ours because they choose to wait for the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our SBCs.

        If service providers do not perceive the benefits of SBCs, the SBC market may not continue to develop or may develop more slowly than we expect, either of which would significantly adversely affect our revenue and profitability. Because the market for SBCs is developing and the manner of its development is difficult to predict, we may make errors in predicting and reacting to relevant business trends, which could harm our operating results.

We have incurred operating losses in the past and may not be able to achieve or sustain profitability in the future.

        We have incurred significant losses in each fiscal year since inception, including net losses of $7.5 million in 2003, $7.0 million in 2004 and $35,000 in 2005. As a result of ongoing operating losses, we had an accumulated deficit of $17.0 million at June 30, 2006. We expect to continue to incur significant sales and marketing, product development, administrative, and other expenses. We have only a limited operating history on which you can base your evaluation of our business, including our ability to increase our revenue. We commenced operations in August 2000 and began recognizing revenue in 2003. We will need to generate significant revenue to maintain profitability, and we cannot be sure that we will remain profitable for any substantial period of time. If we are unable to remain profitable, the market price of our common stock will probably fall.

The unpredictability of our quarterly results may adversely affect the trading price of our common stock.

        If our quarterly revenue, earnings or other operating results fall below the expectations of securities analysts or investors, the price of our common stock could fall substantially. Our operating results can vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. Generally, a service providers' purchases of communications equipment have been unpredictable and clustered, rather than steady and predictable, as service providers frequently build out and update their communications networks in stages. In addition, the following factors, among others, can contribute to the unpredictability of our operating results:

  •
  fluctuations in demand for our products, and the timing and size of customer orders;

  •
  the length and variability of the sales and deployment cycles for our products, and the corresponding timing of recognizing revenue;

  •
  new product introductions and enhancements by our competitors and us;

  •
  changes in our pricing policies or the pricing policies of our competitors;

  •
  changes in our third-party manufacturing costs or in the prices of components and materials used in our products;

  •
  our ability to develop, introduce and deploy new products and product enhancements that meet customer requirements in a timely manner;

  •
  our ability to obtain sufficient supplies of limited source components or materials;

  •
  our ability to attain and maintain production volumes and quality levels for our products; and

  •
  general economic conditions, as well as those specific to the communications, networking and related industries.

        As with other communications equipment suppliers, we may recognize a substantial portion of our revenue in a given quarter from sales booked and shipped in the last month of that quarter. As a result, a delay in customer orders is likely to result in a delay in shipments and recognition of revenue beyond the end of a given quarter. Since a relatively small number of customers may account for a substantial portion of our revenue in any quarter, any such delay in an order from a customer could have a material adverse effect on our revenue for that quarter.

        Our operating expenses are largely based on our anticipated organizational and revenue growth. Most of our expenses, such as employee compensation, are relatively fixed in the short term. As a result, any shortfall in revenue in relation to our expectations, whether for the reasons set forth above, the reasons identified below or any other reason, could cause significant changes in our operating results from quarter to quarter and could result in increased quarterly losses.

        We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results will be below the expectations of securities analysts and investors. In this event, the price of our common stock may decrease substantially.

We depend on a limited number of customers for a substantial portion of our revenue in any fiscal period, and the loss of, or a significant shortfall in orders from, key customers could significantly reduce our revenue.

        We derive a substantial portion of our total revenue in any fiscal period from a limited number of customers as a result of the nature of our target market and the relatively early stage of our development. During any given fiscal quarter, a small number of customers may account for a significant percentage of our revenue. For example, three customers accounted for 72% of our total revenue in 2003, three customers accounted for 39% of our total revenue in 2004, four customers accounted for 51% of our total revenue in 2005 and three customers accounted for 38% of our total revenue for the six months ended June 30, 2006. Additionally, we do not have and we do not enter into long-term purchase contracts with our customers, and have no contractual arrangements to ensure future sales of our products to our existing customers. Our inability to generate anticipated revenue from our key existing or targeted customers, or a significant shortfall in sales to them, would significantly reduce our revenue and adversely affect our business. Our operating results in the foreseeable future will continue to depend on our ability to effect sales to existing and other large customers.

Our revenue growth may be constrained by our product concentration and lack of revenue diversification.

        We have derived all of our revenue to date from sales of our SBCs, and we expect that our SBCs will account for substantially all of our total revenue for the foreseeable future. Continued market acceptance of these products is critical to our future success. As a result, our business, operating results, financial condition and cash flows could be adversely affected by:

  •
  any decline in demand for our existing products;

  •
  the failure of our existing products to achieve continued market acceptance;

  •
  the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our existing products;

  •
  technological innovations or new standards that our existing products do not address; and

  •
  our inability to release enhanced versions of our existing products on a timely basis.

The long and variable sales and deployment cycles for our products may cause our operating results to vary materially, which could result in a significant unexpected revenue shortfall in any given quarter.

        Our products have lengthy sales cycles, which typically extend from six to twelve months and may take up to two years. A customer's decision to purchase our products often involves a significant commitment of its resources and a product evaluation and qualification process that can vary significantly in length. The length of our sales cycles also varies depending on the type of customer to which we are selling, the product being sold and the type of network in which our product will be utilized. We may incur substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether we make a sale.

        Even after making the decision to purchase our products, our customers may deploy our products slowly. Timing of deployment can vary widely among customers. The length of a customer's deployment period may directly affect the timing of any subsequent purchase of additional products by that customer.

        As a result of the lengthy and uncertain sales and deployment cycles for our products, it is difficult for us to predict the quarter in which our customers may purchase additional products or features from us, and our operating results may vary significantly from quarter to quarter, which may negatively affect our operating results for any given quarter.

Our revenue growth will be limited if we are unable to continue to sell our products to large interactive communications service providers.

        Our future success depends in part on our ability to sell our products to large interactive communications service providers operating complex networks that serve large numbers of subscribers and transport high volumes of traffic. The communications industry historically has been dominated by a relatively small number of service providers. While deregulation and other market forces have led to an increasing number of service providers in recent years, large service providers continue to constitute a significant portion of the market for communications equipment. If we fail to sell additional SBCs to our large customers or to expand our customer base to include additional customers that deploy our products in large-scale networks serving significant numbers of subscribers, our revenue growth will be limited.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that could result in increased cost of sales and decreased revenues and could adversely affect our operating results.

        Many of our customers are large interactive communications service providers that have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to develop additional features and require penalties for performance obligations, such as delivery, outages and response time. As we seek to sell more products to large service providers, we may be required to agree to additional performance-based terms and conditions, which may affect the timing of revenue recognition and may adversely affect our operating results.

Future interpretations of existing accounting standards could adversely affect our operating results.

        Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, or AICPA, the SEC and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

        For example, we recognize our product software license revenue in accordance with AICPA Statement of Position, or SOP, 97-2, Software Revenue Recognition, and related amendments and interpretations contained in SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions. The AICPA and its Software Revenue Recognition Task Force continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements. Future interpretations of existing accounting standards, including SOP 97-2 and SOP 98-9, or changes in our business practices could result in future changes in our revenue recognition accounting policies that have a material adverse effect on our results of operations. We may be required to delay revenue recognition into future periods, which could adversely affect our operating results. In the future we may have to defer recognition for license fees due to several factors, including whether a transaction involves:

  •
  software arrangements that include undelivered elements for which we do not have vendor specific objective evidence of fair value;

  •
  requirements that we deliver services for significant enhancements and modifications to customize our software for a particular customer; or

  •
  material acceptance criteria.

        Because of these factors and other specific requirements under accounting principles generally accepted in the United States for software revenue recognition, we must have very precise terms in our software arrangements in order to recognize revenue when we initially deliver software or perform services. Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we sometimes accept terms and conditions that do not permit revenue recognition at the time of delivery.

        In December 2004, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share Based Payment. SFAS No. 123(R) requires measurement of all employee stock-based compensation awards using a fair-value method and the recording of such expense in the consolidated financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting related to the income tax effects and disclosure regarding the cash flow effects resulting from share-based payment arrangements. In January 2005, the SEC issued Staff Accounting Bulletin No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). We have selected the Black-Scholes option-pricing model as the most appropriate fair-value method for our awards and are recognizing compensation costs on a straight-line basis over our awards' vesting periods. We adopted SFAS No. 123(R) on January 1, 2006, and in the first six months of fiscal 2006 recognized stock-based compensation expense of $146,000.

If the migration to an IP network architecture for real-time interactive communications does not continue, the SBC market may not expand as predicted, and our ability to obtain new customers may decrease and our revenue will decrease.

        We derive our revenue by providing SBCs to interactive communications service providers seeking to deliver premium interactive communications over IP networks. Our success depends on the continued migration of service providers' networks to a single IP network architecture. The migration of voice traffic from the PSTN to IP networks is in its early stages, and the continued migration to IP networks depends on a number of factors outside of our control. Among other things, existing networks include switches and other equipment that may have estimated useful lives of twenty or more years and therefore may continue to operate reliably for a lengthy period of time. Other factors that may delay the migration to IP networks include service providers' concerns regarding initial capital outlay requirements, available capacity on legacy networks, competitive and regulatory issues, and the implementation of an enhanced services business model. As a result, service providers may defer investing in products, such as ours, that are designed to migrate interactive communications to IP networks. If the migration to IP networks does not occur for these or other reasons, or if it occurs more slowly than we expect, the SBC market may not expand as predicted, if at all, and we will not be able to gain new customers. In addition, even if there is a successful migration to an IP network for interactive communications, new unforseen technologies may render the SBC unnecessary. As a result, our sales and revenues will decrease and our operating results will be harmed.

If functionality similar to that offered by our SBCs is added to existing network infrastructure elements, organizations may decide against adding our SBCs to their network which would cause the market for standalone SBC systems to decrease resulting in fewer customers for and decreased sales of standalone SBC systems.

        Other providers of network infrastructure elements are offering or proposing to offer functionality aimed at addressing the problems addressed by our products. The inclusion of, or the announcement of an intent to include, functionality perceived to be similar to that offered by our products in infrastructure elements that are already generally accepted as necessary components of network architecture may cause the market not to grow as predicted, which would have an adverse effect on our ability to market and sell certain of our products. Furthermore, even if the functionality offered by other network infrastructure elements is more limited than our products, a significant number of customers may elect to accept such limited functionality in lieu of adding additional equipment from an additional vendor, which could also have a material adverse effect on the market for standalone SBC systems. Many organizations have invested substantial personnel and financial resources to design and operate their networks and have established deep relationships with other providers of network infrastructure elements, which may make them reluctant to add new components to their networks, particularly from new vendors. In addition, an organization's existing vendors or new vendors with a broad product offering may be able to offer concessions that we are not able to match because we currently offer only a single line of products and may have fewer financial resources than some of our competitors. If organizations are reluctant to add additional network infrastructure from new vendors or otherwise decide to work with their existing vendors, the market for our products may prove smaller than predicted and our business, operating results and financial condition will be adversely affected.

The market for SBCs is competitive and continually evolving, and if we are not able to compete effectively, we may not be able to continue to expand our business as expected and our business may suffer.

        Although relatively new, the market for SBCs is competitive and continually evolving. We expect competition to persist and intensify in the future as the SBC market grows and new and existing competitors devote considerable resources to introducing and enhancing products. Our primary competitors generally consist of start-up vendors, such as Newport Networks and NexTone, and more established network equipment and component companies, such as Ditech Networks, through its acquisition of Jasomi, Juniper Networks, through its acquisition of Kagoor, and AudioCodes, through its acquisition of Netrake. In addition, we compete with some of the companies with which we have distribution partnerships, such as Sonus Networks. We compete on the basis of customer traction and experience in interactive communications service provider networks, breadth of applications and standards support, depth of border control features, demonstrated ability of products to interoperate with key communications infrastructure elements, comprehensive service support, and price.

        Networking and telecommunications equipment suppliers without competitive solutions today, such as Cisco Systems, may introduce solutions in the future, either through internal development or acquisition. These additional competitors may include some of our distribution partners. Any new entrant would be likely to devote significant sales and marketing resources to establish its position in the SBC market and may be willing to price its products at a discount or bundle its products with other equipment or services in an attempt to rapidly gain market share. New product introductions or new market entrants could cause service providers to delay purchase decisions or reopen bidding processes. If new product enhancements and introductions are superior to ours, and we are unable to make comparable enhancements to our products, our competitive advantage would be compromised and the condition of our business would be harmed.

        We may not be able to compete effectively against current and potential competitors, especially those with significantly greater resources and market leverage. Our competitors may have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. In addition, these companies may have longer operating histories and greater name recognition than we do. These competitors may be in a position to respond more quickly than we do to new or emerging technologies or changes in customer requirements or may foresee the course of market developments more accurately than we do. As a result, we may experience price reductions for our products, order cancellations and increased expenses. Accordingly, our business may not grow as expected and our business may suffer.

If we do not timely deliver new and enhanced products that respond to customer requirements and technological changes, interactive communications service providers may not buy our products and our revenue may decline.

        To achieve market acceptance for our products, we must effectively anticipate, and adapt in a timely manner to, customer requirements and must offer products that meet changing customer demands. Prospective customers may require product features and capabilities that our current products do not have. For example, our most recent introduction of a new product, the Net-

Net 9000 Series, may not adequately respond to new customer demands, and, therefore, demand for our products may decrease or may fail to increase to the extent contemplated by our business plan. If we fail to develop products that satisfy customer requirements, our ability to create or increase demand for our products will be harmed, and we may lose current and prospective customers.

        The market for SBCs is characterized by rapid technological change, frequent new product introductions and evolving industry requirements. We may be unable to respond quickly or effectively to these developments. We may experience difficulties with software development, hardware design, manufacturing or marketing that could delay or prevent our development, introduction or implementation of new products and enhancements. The introduction of new products by competitors, the emergence of new industry standards, or the development of entirely new technologies to replace existing product offerings could render our existing or future products obsolete. If our products become technologically obsolete, customers may purchase solutions from our competitors and we may be unable to sell our products in the marketplace and generate revenue.

If our products do not interoperate with our customers' existing networks, the demand for our products will decrease and our operating results will be harmed.

        Our products must interface with our customers' existing networks, each of which may have different specifications. An unanticipated lack of interoperability may result in significant support and repair costs and harm our relations with customers. If our products do not interoperate with those of our customers' networks, installations could be delayed or orders for our products could be cancelled, which would result in losses of revenue and customers that could significantly impair our business and operating results.

We rely on many distribution partners to assist in selling our products, and if we do not develop and manage these relationships effectively, our ability to generate revenue and control expenses will be adversely affected.

        At June 30, 2006, we had approximately 30 distribution partners. Our success is highly dependent upon our ability to continue to establish and maintain successful relationships with these distribution partners from whom, collectively, we derive a significant portion of our revenue. Revenue derived through distribution partners accounted for 83% of our total revenue in 2003, 55% of our total revenue in 2004, 52% of our total revenue in 2005, and 43% of our total revenue in the six months ended June 30, 2006. Although we have entered into contracts with each of our distribution partners, our contractual arrangements are not exclusive and do not obligate our distribution partners to order, purchase or distribute any fixed or minimum quantities of our products. Accordingly, our distribution partners, at their sole discretion, may choose to purchase SBCs from our competitors rather than from us. Under our contracts with our distribution partners, our distribution partners generally order products from us by submitting purchase orders that describe, among other things, the type and quantities of our products desired, delivery date and other delivery terms applicable to the ordered products. Accordingly, our ability to sell our products and generate significant revenue through our distribution partners is highly dependent on the continued desire and willingness of our distribution partners to purchase and distribute our products and on the continued cooperation between us and our distribution partners. Some of our distribution partners may develop competitive products in the future or may already have other product offerings that they may choose to offer and support in lieu of our products. Divergence in strategy, change in focus, competitive product offerings, potential contract defaults, and changes in ownership or management of a distribution partner may interfere with our ability to market, license, implement or support our products with that party, which in turn could harm our business. Some of our competitors may have stronger relationships with our distribution partners than we do, and we have limited control, if any, as to whether those partners implement our products rather than our competitors' products or whether they devote resources to market and support our competitors' products rather than our offerings.

        Moreover, if we are unable to leverage our sales and support resources through our distribution partner relationships, we may need to hire and train additional qualified sales and engineering personnel. We cannot assure you, however, that we will be able to hire additional qualified sales and engineering personnel in these circumstances, and our failure to do so may restrict our ability to generate revenue or implement our products on a timely basis. Even if we are successful in hiring additional qualified sales and engineering personnel, we will incur additional costs and our operating results, including our gross margin, may be adversely affected.

Our international operations expose us to additional business risks, and failure to manage these risks may adversely affect our revenue generated in foreign countries, and our overall operating results.

        We have employees in Australia, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, Italy, Japan, Korea, Malaysia, Mexico, Peru, Spain and the United Kingdom. In the coming years, we may find that the success of our business may depend, in part, on our ability to expand further into international markets. Any continued expansion into international markets will require significant resources and management attention and will subject us to new regulatory, economic and political risks. Given our limited experience in international markets, we cannot be sure that any further international expansion will be successful. In addition, we will face new risks in doing business internationally. These risks could reduce demand for our products, lower the prices at which we can sell our products or otherwise have an adverse effect on our operating results. Among the risks we believe are most likely to affect us are:

  •
  our ability to comply with differing technical standards and certification requirements outside North America;

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  difficulties and costs of staffing and managing foreign operations;

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  greater difficulty collecting accounts receivable and longer payment cycles;

  •
  unexpected changes in regulatory requirements;

  •
  reduced protection for intellectual property rights in some countries;

  •
  new and different sources of competition;

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  fluctuations in currency exchange rates;

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  adverse tax consequences; and

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  political and economic instability and terrorism.

Because we derive all of our revenue from interactive communications service providers, our operating results will suffer if the interactive communications industry experiences an economic downturn.

        We derive all of our revenue from the communications industry. Our future success depends upon the continued demand for communications equipment by interactive communications service providers. The communications industry is cyclical and reactive to general economic conditions. In the recent past, worldwide economic downturns, pricing pressures and deregulation have led to consolidations and reorganizations. These downturns, pricing pressures and restructurings have been causing delays and reductions in capital and operating expenditures by many interactive communications service providers. These delays and reductions, in turn, have been reducing demand for communications products like ours. A continuation or subsequent recurrence of these industry patterns, as well as general domestic and foreign economic conditions and other factors that reduce spending by companies in the communications industry, could harm our operating results in the future.

The loss of key personnel or an inability to attract and retain additional personnel may impair our ability to grow our business.

        We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel, including our founders, Andrew D. Ory, who is also our President and Chief Executive Officer, and Patrick MeLampy, who is also our Chief Technology Officer. Neither of these officers is a party to an employment agreement with us, and either of them therefore may terminate employment with us at any time with no advance notice. The replacement of either of these two officers likely would involve significant time and costs, and the loss of either of these officers may significantly delay or prevent the achievement of our business objectives.

        We face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. For example, our competitors may be able attract and retain a more qualified engineering team by offering more competitive compensation packages. If we are unable to attract new engineers and retain our current engineers, we may not be able to develop and service our products at the same levels as our competitors and we may, therefore, lose potential customers and sales penetration in certain markets. Our failure to attract and retain suitably qualified individuals could have an adverse effect on our ability to implement our business plan and as a result, our ability to compete effectively in the SBC market would decrease, our operating results would suffer and our revenues would decrease.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to public company compliance initiatives. If we are unable to absorb these increased costs or maintain management focus on development and sales of our product offerings and services, we may not be able to achieve our business plan.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, have imposed a variety of new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations will make it more difficult and expensive for us to obtain director and officer liability insurance, and we will be required to incur substantial costs to maintain the same or similar coverage.

        In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2007, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

        The increased costs associated with operating as a public company may decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management's attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed and our reputation may be damaged.

        We significantly expanded our operations in 2005 and the first six months of 2006. For example, during the period from December 31, 2004 through June 30, 2006, we increased the number of our employees and full-time independent contractors by 107%, from 104 to 215, and we opened new sales offices in Japan and Spain. In addition, our total operating expenses for the year ended December 31, 2005 increased by 58% as compared to the fiscal year ended December 31, 2004, and for the six months ended June 30, 2006 were 55% higher than for the six months ended June 30, 2005. We anticipate that further expansion of our infrastructure and headcount will be required to achieve planned expansion of our product offerings, projected increases in our customer base and anticipated growth in the number of product deployments. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure. Our ability to manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies, and reporting systems and procedures.

        We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we are unable to manage future expansion, our ability to provide high quality products and services could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

Our ability to compete and the success of our business could be jeopardized if we are unable to protect our intellectual property adequately.

        Our success depends to a degree upon the protection of our software, hardware designs and other proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and confidentiality provisions in agreements with employees, distribution partners, consultants and customers to protect our intellectual property rights. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors are able to use our technology, our ability to compete effectively could be harmed. For example, if a competitor were to gain use of certain of our proprietary technology, it might be able to manufacture similarly designed and equipped SBCs at a reduced cost, which would result in a decrease in demand for our products. Furthermore, we have adopted a strategy of seeking limited patent protection both in the United States and in foreign countries with respect to the technologies used in or relating to our products. Others may independently develop and obtain patents for technologies that are similar to or superior to our technologies. If that happens, we may need to license these technologies and we may not be able to obtain licenses on reasonable terms, if at all, thereby causing great harm to our business. In addition, if we resort to legal proceedings to enforce our intellectual property rights, the proceedings could become burdensome and expensive, even if we were to prevail.

Claims by other parties that we infringe upon their proprietary technology could force us to redesign our products or to incur significant costs.

        We may become involved in litigation as a result of allegations that we infringe upon intellectual property rights of others. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves, and possibly our customers, distribution partners or contract manufacturers, against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

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  stop selling, incorporating or using our products that use the challenged intellectual property;

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  obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

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  redesign those products that use any allegedly infringing technology; or

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  refund deposits and other amounts.

Any lawsuits regarding intellectual property rights, regardless of their success, could be time-consuming, could be expensive to resolve, and would divert our management's time and attention.

Compliance with regulations and standards applicable to our products may be time consuming, difficult and costly, and if we fail to comply, our product sales will decrease.

        In order to achieve and maintain market acceptance, our products must continue to meet a significant number of regulations and standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission and Underwriters Laboratories.

        As these regulations and standards evolve, and if new regulations or standards are implemented, we will be required to modify our products or develop and support new versions of our products, and this will increase our costs. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our products, which could harm our business. User uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, distribution partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes could have a material adverse effect on our business, financial condition and operating results.

Regulations affecting IP networks could reduce demand for our products.

        Laws and regulations governing the Internet and electronic commerce are emerging but remain largely unsettled, even in the areas where there has been some legislative action. Regulations may focus on, among other things, assessing access or settlement charges, or imposing tariffs or regulations based on the characteristics and quality of products, either of which could restrict our business or increase our cost of doing business. Government regulatory policies are likely to continue to have a major impact on the pricing of existing and new network services and, therefore, are expected to affect demand for those services and the communications products, including our products, supporting those services.

        Any changes to existing laws or the adoption of new regulations by federal or state regulatory authorities or any legal challenges to existing laws or regulations affecting IP networks could materially adversely affect the market for our products. In addition, the convergence of the PSTN and IP networks could become subject to governmental regulation, including the imposition of access fees or other tariffs, that adversely affects the market for services and equipment, including our products, for interactive communications across IP networks. User uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, distribution partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products or address any regulatory changes could have a material adverse effect on our business, financial condition or operating results.

We are subject to environmental and occupational health and safety regulations that may increase our costs of operations or limit our activities.

        We are subject to environmental and occupational health and safety regulations relating to matters such as reductions in the use of harmful substances, comprehensive risk management in manufacturing activities and final products, the use of lead-free soldering, and the recycling of products and packaging materials. The European Parliament and the Counsel of the European Union have published directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment. These directives generally require electronics producers to bear the cost of collection, treatment, recovery and safe disposal of past and future products from end-users and to ensure that new electrical and electronic equipment does not contain specified hazardous substances. While the cost of these directives to us cannot be determined before regulations are adopted in individual member states of the European Union, it may be substantial and may divert resources, which could detract from our ability to develop new products. We may not be able to comply in all cases with applicable environmental and other regulations, and if we do not, we may incur remediation costs or we may not be able to offer our products for sale in certain countries, which could adversely affect our results.

Because our products are sophisticated and designed to be deployed in complex environments, they may have errors or defects that we find only after deployment, which could result in a loss of customers and adversely affect our reputation, future sales and operating results.

        Products as complex as ours may contain undetected errors that result in product failures. Our products can be fully tested only when deployed in large networks with high volumes of traffic. Our customers may discover errors or defects in the software or hardware, or the products may not operate as expected. If we are unable to fix errors or other performance problems identified after deployment of our products, we could experience:

  •
  a loss of, or delay in, revenue;

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  a loss of customers and market share;

  •
  a failure to attract new customers or achieve market acceptance for our products;

  •
  increased service, support and warranty costs and a diversion of development resources; and

  •
  costly and time-consuming legal actions by our customers and injury to our reputation.

Any of these results could have a material adverse effect on our business and operating results.

Our dependence on outside contractors for critical manufacturing services could result in product delivery delays, damage our customer relations and adversely affect our operating results.

        We outsource the manufacturing of our Net-Net products. We subcontract all of the manufacturing of our Net-Net 4000 series of products and a portion of our Net-Net 9000 series of products to Jabil Circuit, Inc. Tyco Electronics manufactures a portion of our Net-Net 9000 series. We recently provided initial purchase orders to Benchmark Electronics for the manufacture of our Net-Net 4000 series products. We do not have a written agreement with any of these manufacturers. We submit purchase orders to these manufacturers that describe, among other things, the type and quantities of our products or components to be manufactured by the applicable manufacturer and the delivery date and other delivery terms applicable to the products or components. Our manufacturers do not have any written contractual obligation to accept any purchase order that we submit for the manufacture of any of our products or components. If one of our manufacturers accepts in writing a purchase order submitted by us, the manufacturer is legally obligated to manufacture the product or component covered by such purchase order and we are obligated to purchase and take delivery of such product or component. Our reliance on outside manufacturers involves a number of potential risks, including the absence of adequate capacity, the unavailability of, or interruptions in access to, necessary manufacturing processes, and reduced control over delivery schedules. In addition, we cannot be certain or provide any assurance that our manufacturers will accept all of our purchase orders, or any of them, and agree to manufacture and supply any or all of our manufacturing requirements for our products or any components. If our manufacturers are unable or unwilling to continue manufacturing our products and components in required volumes, we will have to identify one or more acceptable alternative manufacturers. The use of new manufacturers may cause significant interruptions in supply if the new manufacturers have difficulty manufacturing products to our specifications. Moreover, the introduction of Tyco Electronics or other new manufacturers may increase the variance in the quality of our products.

Certain component parts used in the manufacture of our products are sourced from single or limited sources. If our contract manufacturers are unable to obtain these components on a timely basis, we will not be able to meet our customers' product delivery requirements, which could harm our reputation and adversely affect our operating results.

        Certain key components used in the manufacture of our products are sourced from single or, in some cases, limited sources. For example, the third parties that we hire to manufacture our products, or contract manufacturers, purchase through electronics distributors various types of network processors, traffic managers, microprocessors and network search engines. Specifically, Applied Micro Circuits Corporation, Broadcom Corporation, Freescale Semiconductor, Inc. and Integrated Device Technology, Inc., are presently the sole sources for these particular components.

We do not have a written agreement with any of these component manufacturers to guarantee the supply of the key components used in our products, and we do not require any of our contract manufacturers to have a written agreement with any of these component manufacturers. We have entered into arrangements under which electronics distributors have agreed to establish and maintain at least three months' inventory of certain key components, and, at the request of our contract manufacturers, to supply all or a portion of the key components held pursuant to this arrangement to our contract manufacturers for use in the manufacture of our products. Our contractual arrangements with the electronics distributors do not provide for these electronics distributors to enter into any contract with any component manufacturer to guarantee the supply of these key components. Our contract manufacturers provide forecasts to the electronics distributors of our contract manufacturers' requirements of the key components. These electronics distributors use the forecasts to source these key components from time to time, to the extent that the key components are available from the applicable component manufacturers, with the objective of maintaining at all times at least three months' supply of the key components available for delivery to our contract manufacturers. When our contract manufacturers require certain key components for use in the manufacture of our products, we direct them to issue purchase orders to the applicable electronics distributor and, if the applicable electronics distributor has the requested quantities of these key components available, it will accept the purchase order issued by our contract manufacturers and supply the quantities of the key components covered by the purchase order. Despite these arrangements, we cannot be certain or provide any assurance that the component manufacturers will accept all of the purchase orders, or any of them, issued by the electronics distributors and agree to supply any or all of the quantities requested. Accordingly, we cannot be certain or provide any assurance that these electronics distributors will have at all times at least three months' supply of these key components or any quantities of the key components in inventory or that our contract manufacturers will be able to source their requirements of the key components from other sources in the event that the electronics distributors cannot meet our contract manufacturers' requirements. Additionally, if our contract manufacturers underestimate our component requirements, they may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and revenue. If any of our sole or limited source suppliers experience capacity constraints, work stoppages or other reductions or disruptions in output, they may not be able to meet, or may choose not to meet, our delivery schedules. Also our suppliers may:

  •
  enter into exclusive arrangements with our competitors;

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  be acquired by our competitors;

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  stop selling their products or components to us at commercially reasonable prices;

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  refuse to sell their products or components to us at any price; or

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  be unable to obtain or have difficulty obtaining components for their products from their suppliers.

        If our supply of any key components is disrupted, we may be unable to deliver our products to our customers on a timely basis, which could result in lost or delayed revenue, injury to our reputation, increased manufacturing costs and exposure to claims by our customers. Even if alternate suppliers are available, we may have difficulty identifying them in a timely manner, we may incur significant additional expense in changing suppliers, and we may experience difficulties or delays in the manufacturing of our products. For example, we have customized some of our hardware products to accommodate the design of some key components, and the loss of the sole supplier of a key customized component could require that we redesign related components to accommodate replacement components. Any failure to meet our customers' delivery requirements could harm our reputation and decrease our revenue.

Product liability claims related to our customers' networks could result in substantial costs.

        Our products are critical to the business operations of our customers. If one of our products fails, interactive communications service provider may assert a claim for substantial damages against us, regardless of our responsibility for the failure. Our product liability insurance may not cover claims brought against us. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any product liability claims, whether or not successful, could seriously damage our reputation and our business.

We may undertake acquisitions to further expand our business, which may pose risks to our business and dilute the ownership of our existing stockholders.

        Our business and our customer base have been built through organic growth. While we do not have any present plans to acquire businesses, technologies or services, we may enter into such arrangements in the future in order to expand our capabilities, enter new markets, or increase our market share. We do not have any experience making significant acquisitions. Integrating any newly acquired businesses, technologies or services is likely to be expensive and time consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our stockholders. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities, technologies or services effectively, our business and results of operations will suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management's attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

We may need additional capital in the future, which may not be available to us, and if it is available, may dilute your ownership of our common stock.

        We may need to raise additional funds through public or private debt or equity financings in order to:

  •
  fund ongoing operations;

  •
  take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

  •
  develop new products; or

  •
  respond to competitive pressures.

        Any additional capital raised through the sale of equity may dilute your percentage ownership of our common stock. Capital raised through debt financing would require us to make periodic interest payments and may impose potentially restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all. A failure to obtain additional funding could prevent us from making expenditures that may be required to grow or maintain our operations.

Risks Relating to this Offering and Ownership of Our Common Stock

No public market for our common stock currently exists, and an active trading market may not develop or be sustained to provide adequate liquidity to purchasers in this offering.

        Prior to this offering, there has been no public market for our common stock. An active trading market for our common stock may not develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with underwriters and may not bear any relationship to the market price at which shares of our common stock will trade after this offering.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

        The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock, the price of our common stock could decline.

        The price of our common stock could decline if there are substantial sales of our common stock and if there is a large number of shares of our common stock available for sale. After this offering, we will have 56,591,193 outstanding shares of common stock based on the number of shares outstanding as of June 30, 2006. This includes 11,474,528 shares being sold in this offering, all of which may be resold in the public market immediately following this offering. The remaining 45,116,665 shares, or approximately 80% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of shares and percentage of total outstanding	Date available for sale into public market
11,474,528 shares, or 20%	Immediately after this offering.
45,116,665 shares, or 80%
Generally, 180 days after the date of this prospectus due to lock-up agreements between certain of the holders of these shares and the underwriters and to contractual arrangements between the other holders of these shares and us. However, the underwriters can waive the provisions of these lock-up agreements and we can waive these contractual arrangements, which would allow holders to sell their shares at any time.

        After this offering, the holders of an aggregate of 26,961,039 shares of our common stock as of June 30, 2006 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the issuance of all shares of common stock that we have issued and may issue under our employee option and purchase plans. Once we register the issuance of these shares, they can be freely sold in the public market upon issuance, subject to lock-up agreements.

        Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Insiders will continue to have substantial control over Acme Packet after this offering and could delay or prevent a change in corporate control.

        After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately 66% of our outstanding shares of common stock based on the number of shares outstanding as of June 30, 2006. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, amalgamation, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, even though such transactions may be in the best interests of other stockholders, this concentration of ownership may harm the market price of our common stock by:

  •
  delaying, deferring or preventing a change in control of our company;

  •
  impeding a merger, amalgamation, consolidation, takeover or other business combination involving our company; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

We have broad discretion in the use of our net proceeds from this offering and may not use them effectively.

        We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including financing our growth (including payment of increased levels of expenditures), developing new products, and funding capital expenditures, acquisitions and investments. For example, if we were to expand our operations more rapidly than our current plans, a greater portion of the net proceeds from this offering would likely be used for the construction and expansion of facilities, working capital and other capital expenditures. Our stockholders may not agree with the manner in which our management chooses to allocate and spend our net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest our net proceeds from this offering in a manner that does not produce income or that loses value.

Our corporate documents and Delaware law will make a takeover of our company more difficult, which may limit the market price of our common stock.

        Our restated charter and bylaws and Section 203 of the Delaware General Corporation Law will contain provisions that might enable our management to resist a takeover of our company. These provisions might discourage, delay or prevent a change in the control of our company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some provisions in our restated charter and bylaws may deter third parties from acquiring us, which may limit the market price of our common stock and may not be in the best interests of our stockholders. These include:

  •
  a classified board of directors;

  •
  the ability of the board of directors to issue undesignated shares without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the board;

  •
  limitations on the removal of directors; and

  •
  advance notice requirements for election to the board and for proposing matters that can be acted upon at stockholder meetings.

Purchasers in this offering will suffer immediate and substantial dilution.

        If you purchase shares of common stock in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This effect is known as dilution. If the underwriters exercise their over-allotment option or if previously granted warrants or options are exercised, additional dilution will occur. As of June 30, 2006, warrants and options to purchase 8,296,307 shares of common stock at a weighted average exercise price of $0.94 per share were outstanding.

If our earlier involvement in and hyperlinking to four articles previously posted on our website, or any other publicity regarding our company or this offering during the waiting period were held to violate Section 5 of the Securities Act, we could be required to repurchase shares sold in this offering.

        We participated in and hyperlinked to a June 7, 2006 NewTelephony.com article entitled "Acme Packet's Ory on Preparing to Go Public" and an August 2006 TIA PulseOnline Member Spotlight about our company, and we hyperlinked to a June 5, 2006 NetworkingPipeline.com blog article entitled "A VoIP IPO That Actually Makes Sense," and a June 6, 2006 Datamonitor.com article entitled "SBC Vendor Acme Seeks $85m in IPO."

        These articles included information regarding this offering and our company. The NewTelephony.com article included quotes from Andrew D. Ory, our President and Chief Executive Officer, regarding this offering and our reasons for conducting the offering and the TIA PulseOnline member spotlight included quotes from Mr. Ory regarding the development of our company and our business strategy. Neither the NetworkingPipeline.com blog entry nor the Datamonitor.com article included any quotes from us or our employees, but both provided information and commentary on this offering. While these articles included some of the factual statements about us disclosed in this prospectus, they presented these statements in isolation, did not disclose many of the related risks and uncertainties described in this prospectus and provided commentary expressing the authors' opinions of our company and this offering. Notwithstanding our earlier hyperlinking to the articles the commentary expressed therein reflected the opinions of the authors and should not be attributed to us.

        You should carefully evaluate all of the information in this prospectus, including the risks described in this section and throughout this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees. You should only rely on the information contained in this prospectus in making your investment decision.

        It is uncertain whether our involvement or our participation in publicity related activities could be held to violate Section 5 of the Securities Act. If so, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price for a period of one year following the date of the violation. We would contest vigorously any claim that such a violation of the Securities Act had occurred.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains, in addition to historical information, forward-looking statements. We may, in some cases, use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "continue," "should," "would," "could," "potentially," "will," "may" or similar words and expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

  •
  our ability to attract and retain customers;

  •
  our financial performance;

  •
  our development activities;

  •
  the advantages of our technology as compared to that of others;

  •
  our ability to establish and maintain intellectual property rights;

  •
  our ability to retain and hire necessary employees and appropriately staff our operations;

  •
  our spending of our proceeds from this offering; and

  •
  our cash needs.

        The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include our financial performance, our ability to attract and retain customers, our development activities and those factors we discuss in this prospectus under the caption "Risk Factors." You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. These risk factors are not exhaustive and other sections of this prospectus may include additional factors which could adversely impact our business and financial performance.

USE OF PROCEEDS

        We estimate that our net proceeds from our sale of 8,000,000 shares of common stock in this offering will be approximately $61.0 million, assuming an initial public offering price of $8.50 per share, the mid-point of the estimated price range shown on the cover of this prospectus, and after deducting the estimated underwriting discount and offering expenses payable by us. At an assumed public offering price of $8.50 per share, the mid-point of the estimated price range shown on the cover of this prospectus, the selling stockholders will receive $27.5 million from their sale of our common stock in this offering, after deducting the underwriting discount. If the underwriters exercise their option to purchase additional shares, we estimate that we will receive an additional $13.6 million in net proceeds at a public offering price of $8.50 per share.

        We intend to use our net proceeds of this offering for working capital and other general corporate purposes, which may include financing our growth (including payment of increased levels of expenditures), developing new products, and funding capital expenditures, acquisitions and investments. We have not yet determined with any certainty the manner in which we will allocate these net proceeds. Management will retain broad discretion in the allocation and use of our net proceeds of this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. For example, if we were to expand our operations more rapidly than anticipated by our current plans, a greater portion of the proceeds would likely be used for the construction and expansion of facilities, working capital and other capital expenditures. Alternatively, if we were to engage in an acquisition that contained a significant cash component, some or all of the proceeds might be used for that purpose.

        Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

        Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

        We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, and other factors the board deems relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2006:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the conversion of all outstanding preferred stock into common stock upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to reflect (1) the conversion of all outstanding preferred stock into common stock upon the closing of this offering, (2) the filing of our restated charter immediately prior to the closing of this offering, and (3) our issuance and sale of 8,000,000 shares of common stock in this offering at an assumed initial public offering price of $8.50 per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting the estimated underwriting discount and offering expenses payable by us.

        You should read the information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Stockholders' equity:
Series A convertible preferred stock, $0.001 par value:
3,759,531 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$4	$—	$—
Series B convertible preferred stock, $0.001 par value:
21,467,931 shares authorized, 20,676,816 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	21	—	—
Series C convertible preferred stock, $0.001 par value:
8,021,390 shares authorized, 7,754,012 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma adjusted	8	—	—
Undesignated preferred stock, $0.001 par value:
no shares authorized, issued or outstanding, actual and pro forma; 5,000,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value:
61,000,000 shares authorized and 16,400,834 shares issued and outstanding, actual; 61,000,000 shares authorized and 48,591,193 shares issued and outstanding pro forma; 150,000,000 shares authorized and 56,591,193 shares issued and outstanding, pro forma as adjusted	16	49	57
Additional paid-in capital	46,242	46,242	107,262
Accumulated deficit	(17,042)	(17,042)	(17,042)

Total stockholders' equity	$29,249	$29,249	$90,277

        A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 would increase (decrease) each of additional paid-in capital and total stockholders' equity by $7.4 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

        The preceding table excludes:

  •
  125,000 shares issuable upon the exercise of outstanding and vested warrants as of June 30, 2006 at the exercise price of $1.39 per share;

  •
  8,171,307 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2006 at a weighted average exercise price of $0.94 per share, of which options to purchase 1,682,444 shares were exercisable as of June 30, 2006 at a weighted average exercise price of $0.33 per share; and

  •
  1,027,859 shares of common stock available for future issuance as of June 30, 2006 under our stock incentive plan.

DILUTION

        The pro forma net tangible book value of our common stock as of June 30, 2006 was approximately $29.2 million, or $0.60 per share. Pro forma net tangible book value per share represents our total pro forma tangible assets less total pro forma liabilities, divided by the pro forma number of shares of common stock outstanding as of June 30, 2006, in each case after giving effect to the conversion of all outstanding preferred stock into common stock.

        After giving effect to our issuance and sale of 8,000,000 shares of common stock in this offering at an assumed initial public offering price of $8.50 per share, the mid-point of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discount and offering expenses payable by us, the pro forma as adjusted net tangible book value of our common stock as of June 30, 2006 would have been $90.3 million, or $1.60 per share. This represents an immediate increase in net tangible book value to existing stockholders of $1.00 per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $6.90 per share. The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering:

Assumed initial public offering price per share		$8.50
Pro forma net tangible book value per share as of June 30, 2006	$0.60
Increase per share attributable to sale of shares of common stock in this offering	$1.00

Pro forma as adjusted net tangible book value per share after this offering		$1.60

Dilution per share to new investors in this offering		$6.90

        A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per share would increase (decrease) the net tangible book value by $7.4 million, the net tangible book value per share after this offering by $0.13 per share and the dilution in net tangible book value per share to investors in this offering by $0.13 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

        If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after the offering would be $1.78 per share, the increase in net tangible book value per share to existing stockholders would be $1.18 per share and the dilution to new investors purchasing shares of common stock in this offering would be $6.72 per share.

        The following table summarizes, on a pro forma basis as of June 30, 2006, giving effect to the conversion of all outstanding preferred stock into common stock, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $8.50 per share, the mid-point of the estimated price range shown on the cover of this prospectus, before the deduction of the estimated underwriting discount and offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	48,591,193	85.9%	$46,109,694	40.4%	$0.95
New investors	8,000,000	14.1	68,000,000	59.6	$8.50

Total	56,591,193	100.0%	$114,109,694	100.0%

        The tables above assume no exercise of warrants or options to purchase shares of common stock outstanding as of June 30, 2006. At June 30, 2006, there were 8,296,307 shares of common stock issuable upon exercise of outstanding warrants and options at a weighted average exercise price of $0.94 per share. In addition, the table above excludes 1,027,859 shares of common stock reserved for future issuance under our option plan at June 30, 2006.

        If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to 9,721,179, or 16.7% of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and related notes, and the other financial information included in this prospectus.

        We derived the consolidated financial data for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2004 and 2005 from our consolidated financial statements, which have been audited by Ernst & Young LLP, and are included elsewhere in this prospectus. We derived the consolidated financial data for the years ended December 31, 2001 and 2002 and as of December 31, 2001, 2002 and 2003 from audited financial statements which are not included in this prospectus. We derived the consolidated financial data for the six months ended June 30, 2005 and 2006 and as of June 30, 2006 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of our management, the unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in future periods.

        Pro forma basic and diluted net (loss) income per common share have been calculated assuming the conversion of all outstanding shares of preferred stock into 32,190,359 shares of common stock. See note 2 to the financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net (loss) income per common share.

	Year Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue:
Product	$—	$—	$3,038	$14,641	$31,080	$14,620	$33,186
Maintenance, support and service	—	—	298	1,352	5,040	2,057	4,893

Total revenue	—	—	3,336	15,993	36,120	16,677	38,079

Cost of revenue:
Product	—	—	918	5,212	8,026	3,836	6,793
Maintenance, support and service	—	—	177	583	1,201	724	1,299

Total cost of revenue	—	—	1,095	5,795	9,227	4,560	8,092

Gross profit	—	—	2,241	10,198	26,893	12,117	29,987

Operating expenses:
Sales and marketing	1,499	2,373	3,480	8,558	14,969	6,531	10,446
Research and development	2,535	3,517	4,117	5,552	8,705	4,091	5,777
General and administrative	1,751	1,959	2,141	2,341	3,602	1,593	2,695
Lease abandonment	—	—	—	848	—	—	—

Total operating expenses	5,785	7,849	9,738	17,299	27,276	12,215	18,918

(Loss) income from operations	(5,785)	(7,849)	(7,497)	(7,101)	(383)	(98)	11,069
Total other income, net	392	17	33	144	348	181	490

(Loss) income before provision for income taxes	(5,393)	(7,832)	(7,464)	(6,957)	(35)	83	11,559
Provision for income taxes	—	—	—	—	—	—	309

Net (loss) income	$(5,393)	$(7,832)	$(7,464)	$(6,957)	$(35)	$83	$11,250

Net (loss) income per share applicable to common stockholders:
Basic	$(0.39)	$(0.55)	$(0.52)	$(0.47)	$0.00	$—	$0.23
Diluted	$(0.39)	$(0.55)	$(0.52)	$(0.47)	$0.00	$—	$0.21
Weighted average number of common shares used in net (loss) income per share calculation:
Basic	13,932,424	14,121,414	14,380,027	14,732,597	15,240,890	15,686,423	16,252,196
Diluted	13,932,424	14,121,414	14,380,027	14,732,597	15,240,890	16,924,083	20,142,747
Pro forma net (loss) income per share
Basic					$0.00		$0.23
Diluted					$0.00		$0.21
Pro forma weighted-average number of common shares used in pro forma net (loss) income per share calculation:
Basic					47,431,249		48,442,555
Diluted					47,431,249		52,458,106
	As of December 31,
						As of June 30, 2006
	2001	2002	2003	2004	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$9,745	$6,820	$9,560	$16,748	$15,369	$33,097
Working capital	8,880	5,210	8,588	15,134	13,783	22,929
Total assets	11,285	8,928	12,427	25,902	30,399	51,407
Indebtedness	783	1,271	696	210	—	—
Convertible preferred stock	13	16	24	33	33	33
Total stockholders' equity	9,745	6,380	9,997	17,634	17,723	29,249

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those identified below, in "Risk Factors" and elsewhere in this prospectus.

Overview

  Background

        We were founded in 2000 by experienced communications industry executives with a deep knowledge of communications signaling. They believed this expertise could be used to create a product to improve the quality and security of session-based communications over Internet Protocol, or IP, networks. The IP is a standardized method of transmitting information, such as interactive communications, from one device, such as a personal computer, server, IP telephone or personal digital advisor, to another device over any type of physical private or public network, including the Internet. This belief has driven the development of our Net-Net family of session border controllers, or SBCs. Today we are the leading provider of SBCs that enable service providers to deliver secure and high quality interactive communications—voice, video and other real-time multimedia sessions—across IP network borders. Approximately 300 service providers in over 55 countries have deployed our products. We sell our products and support services through our direct sales force and approximately 30 distribution partners, including many of the largest networking and telecommunications equipment vendors throughout the world.

        The market for SBCs is relatively new and its growth depends on a number of factors, including the continued migration to an IP network architecture for interactive real-time communications and the inability of existing network infrastructure to provide the functionality of SBCs. Even if there is a successful migration to an IP network for interactive communications, new unforeseen technologies may render the SBC unnecessary. In addition, if functionality similar to that offered by our SBCs is added to the existing network infrastructure elements, organizations may decide against adding SBCs to their networks, which would significantly limit the market for standalone SBC systems. If for any reason the SBC market is not sustainable, our results of operations will materially be harmed because we expect to generate all of our revenue from the sale of SBCs and the provision of related services for the foreseeable future.

        From 2000 to 2002, we raised an aggregate of $19.9 million through the issuance of preferred stock in a series of financings, the proceeds of which we invested in expanding our research and development organization, building our sales force, and initiating our marketing and administrative operations. We began shipping our Net-Net 4000 in the second half of 2002 and we first recognized revenue in 2003. In 2004, we introduced our Net-Net PAC, a single logical SBC composed of multiple systems, and our quality of service feature set. We also introduced our Net-Net Element Management System, or Net-Net EMS, a network element management application for our Net-Net family of SBCs designed to enable service providers to rapidly deploy and effectively manage single or multiple Net-Net SBCs. In 2005, we introduced our Net-Net 9000 and support for IP Multimedia Subsystem, commonly referred to as IMS. IMS provides an architectural functional blueprint for building networks capable of delivering IP-based voice, video and multimedia services to subscribers. In 2005, we also introduced features such as: signaling protection hardware; policy server interface support; support of law enforcement agencies' electronic surveillance of circuit and packet-mode communications as authorized by judicial or administrative order, known as lawful intercept; the ability to change data from one format to another, known as transcoding, and an architecture that allows for multi-processor signaling pipelining, in which multiple processors perform discrete independent tasks in order to maximize performance. We recorded revenue of $3.3 million in 2003, $16.0 million in 2004, $36.1 million in 2005 and $38.1 million in the six months ended June 30, 2006.

        Our headquarters are located in Burlington, Massachusetts. We maintain sales offices in Burlington, Massachusetts; Madrid, Spain and Tokyo, Japan. We also have sales personnel in Australia, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, Italy, Korea, Malaysia, Mexico, Peru and the United Kingdom and throughout the United States. We expect to continue to add personnel in the United States and internationally to provide additional geographic sales and technical support coverage.

  Revenue

        We derive product revenue from the sale of our Net-Net hardware and the licensing of our Net-Net software. We generally recognize product revenue at the time of product delivery, provided all other revenue recognition criteria have been met, pursuant to the requirements of Statement of Position, or SOP, 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions. For arrangements that include customer acceptance or other material non-standard terms, we defer revenue recognition until after delivery, and all other criteria for revenue recognition have been met.

        We generate maintenance, support and service revenue from (a) maintenance associated with software licenses, (b) technical support services for our product software, (c) hardware repair and maintenance services, (d) implementation, training and consulting services, and (e) reimbursable travel and other out-of-pocket expenses paid to us by our customers.

        We offer our products and services indirectly through distribution partners and directly through our sales force. Our distribution partners include networking and telecommunications equipment vendors throughout the world. Our distribution partners generally purchase our products after they have received a purchase order from their customers and do not maintain an inventory of our products in anticipation of sales to their customers. Generally, the pricing offered to our distribution partners will be lower than to our direct customers.

        The product configuration, which reflects the mix of session capacity and requested features, determines the price for each SBC sold. Customers can purchase our SBCs in either a standalone or high availability configuration and can license our software in various configurations, depending on the customers' requirements for session capacity, feature groups and protocols. The product software configuration mix will have a direct impact on the average selling price of the system sold. As the market continues to develop and grow, we expect to experience increased price pressure on our products and services.

        We believe that our revenue and results of operations may vary significantly from quarter to quarter as a result of long sales and deployment cycles, variations in customer ordering patterns, and the application of complex revenue recognition rules to certain transactions. Some of our arrangements with customers include clauses under which we may be subject to penalties for failure to meet specified performance obligations. We have not incurred any such penalties to date.

  Cost of Revenue

        Cost of product revenue primarily consists of payments to third party manufacturers for purchased materials and services, salaries and benefits related to personnel, provision for inventory obsolescence, and related overhead.

        Cost of maintenance, support and service revenue consists primarily of (a) salaries and benefits related to professional services and technical support personnel, (b) billable and non-billable travel, lodging, and other out-of-pocket expenses, (c) related overhead, and (d) contract manufacturer services for repairs and warranty services.

  Gross Profit

        Our gross profit has been, and will be, affected by many factors, including (a) the demand for our products and services, (b) the average selling price of our products, which in turn depends in part on the mix of product configurations sold, (c) new product introductions, (d) the mix of sales channels through which our products are sold, and (e) the volume and costs of manufacturing of our hardware products.

  Operating Expenses

        Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel-related costs are the most significant component of each of these expense categories. We grew from 104 employees and full-time independent contractors at December 31, 2004 to 215 employees and full-time independent contractors at June 30, 2006. We expect to continue to hire significant numbers of new employees to support our growth.

        Sales and marketing expense consists primarily of (a) salaries and related personnel costs, (b) commissions, (c) travel, lodging and other out-of-pocket expenses, (d) marketing programs such as trade shows, and (e) other related overhead. Commissions are recorded as expense when earned by the employee. We expect absolute dollar increases in sales and marketing expense for the foreseeable future as we further increase the number of sales professionals and, to a lesser extent, increase our marketing activities with the intent to grow our revenue. We expect sales and marketing expense to decrease as a percentage of total revenue, however, as we leverage our current sales and marketing personnel as well as our distribution partnerships.

        Research and development expense consists primarily of (a) salaries and related personnel costs, (b) payments to suppliers for design and consulting services, (c) prototype and equipment costs relating to the design and development of new products and enhancement of existing products, (d) quality assurance and testing, and (e) other related overhead. To date, all of our research and development expense has been expensed as incurred. We intend to continue to invest significantly in our research and development efforts, which we believe are essential to maintaining our competitive position. We expect research and development expense to increase in absolute dollars for the foreseeable future and to increase as a percentage of total revenue for the remainder of 2006. However, we anticipate that research and development expense will decrease as a percentage of total revenue in the long term.

        General and administrative expense consists primarily of (a) salaries and personnel costs related to our executive, finance, human resource and information technology organizations, (b) facilities expenses, (c) accounting and legal professional fees, and (d) other related overhead. We expect general and administrative expense to continue to increase in absolute dollars and as a percentage of total revenue for the foreseeable future as we invest in infrastructure to support continued growth and incur additional expenses related to being a publicly traded company, including increased audit and legal fees, costs of compliance with securities and other regulations, investor relations expense, and higher insurance premiums.

  Stock-Based Compensation

        Cost of revenue and operating expenses include stock-based compensation expense to the extent the fair value of our common stock exceeds the exercise price of stock options granted to employees on the date of grant. Effective in the first quarter of fiscal 2006, we adopted the requirements of Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share Based Payment. SFAS No. 123(R) addresses all forms of shared-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123(R) requires us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. We continue to evaluate the effect that the adoption of SFAS No. 123(R) will have on our financial position and results of operations. We currently expect that our adoption of SFAS No. 123(R) will adversely affect our operating results to some extent in future periods. For the six months ended June 30, 2006, we recorded expense of $146,000 in connection with share-based payment awards. A future expense of non-vested options of $1.9 million is expected to be recognized over a weighted-average period of 3.83 years. The adoption of SFAS No. 123(R) will have no effect on our financial position or cash flow for any period.

  Other Income (Expense), Net

        Other income (expense) primarily consists of interest income earned on cash balances. We historically have invested our cash in money market funds. Other income (expense) also includes interest expense on our debt facilities and gains (losses) from foreign currency translation adjustments of our foreign subsidiaries. The functional currency of our foreign operations in Europe and Asia is the U.S. dollar. Accordingly, all assets and liabilities of these foreign subsidiaries are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Revenue and expenses of these foreign subsidiaries are remeasured into U.S. dollars at the average rates in effect during the year. Any differences resulting from the remeasurement of assets, liabilities and operations of the European and Asian subsidiaries are recorded within other income (expense).

Application of Critical Accounting Policies and Use of Estimates

        Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates under different assumptions or conditions. There have been no material changes to these estimates for the periods presented in this prospectus.

        We believe that of our significant accounting policies, which are described in note 2 to the financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

  Revenue Recognition

        We recognize revenue in accordance with SOP 97-2, as amended by SOP 98-9, and Emerging Issues Task Force, or EITF, Issue No. 03-5, Applicability of AICPA Statement of Position 97-2 to Nonsoftware Deliverables in an Arrangement Containing More-Than-Incidental Software. We have determined that the software element of our product is "more than incidental" to the products as a whole. As a result, in accordance with EITF Issue No. 03-5, we are required to recognize revenue under SOP 97-2 and SOP 98-9.

        In all of our arrangements, we do not recognize any revenue until we can determine that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and we deem collection to be probable. In making these judgments, we evaluate these criteria as follows:

  •
  Evidence of an arrangement.  We consider a non-cancelable agreement signed by the customer and us to be representative of pervasive evidence of an arrangement.

  •
  Delivery has occurred.  We consider delivery to have occurred when product has been delivered to the customer and no post-delivery obligations exist. In instances where customer acceptance is required, delivery is deemed to have occurred when customer acceptance has been achieved.

  •
  Fees are fixed or determinable.  We consider the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, we recognize revenue when the right to a refund or adjustment lapses. If offered payment terms exceed our normal terms, we recognize revenue as the amounts become due and payable or upon the receipt of cash.

  •
  Collection is deemed probable.  We conduct a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed probable if, based upon our evaluation, we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, revenue is deferred and recognized upon the receipt of cash.

        A substantial percentage of our revenue is generated by multiple-element arrangements, such as products, maintenance, professional services and training. When arrangements include multiple elements, we allocate the total fee among the various elements using the residual method. Under the residual method, revenue is recognized when vendor-specific objective evidence, or VSOE, of fair value exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements of the arrangement. Each arrangement requires us to analyze the individual elements in the transaction and to estimate the fair value of each undelivered element, which typically includes maintenance and services. Revenue is allocated to each of the undelivered elements based on its respective fair value, with the fair value determined by the price charged when that element is sold separately.

        Maintenance and support services include telephone support, return and repair services, and unspecified rights to product upgrades and enhancements, and are recognized ratably over the term of the service period, which is generally 12 months. Maintenance and support revenue generally is deferred until the related product has been accepted and all other revenue recognition criteria have been met. Professional services and training revenue is recognized as the related service is performed.

        Our products and services are distributed indirectly through distribution partners and directly through our sales force. Revenue arrangements with distribution partners are recognized when the above criteria are met and only when we receive evidence that the distribution partner has an order from an end-user customer. We typically do not offer contractual rights of return, stock balancing or price protection to our distribution partners, and actual product returns from them have been insignificant to date. As a result, we do not maintain reserves for product returns and related allowances.

  Allowance for Doubtful Accounts

        We offset gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We review our allowance for doubtful accounts on a regular basis, and all past due balances are reviewed individually for collectibility. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for allowance for doubtful accounts are recorded in general and administrative expense. If our historical collection experience does not reflect our future ability to collect outstanding accounts receivables, our future provision for doubtful accounts could be materially affected. To date, we have not incurred any significant write-offs of accounts receivable and have not been required to revise any of our assumptions or estimates used in determining our allowance for doubtful accounts. As of June 30, 2006, the allowance for doubtful accounts was $510,000.

  Stock-Based Compensation

        Through December 31, 2005, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.

        Through December 31, 2005, we accounted for stock-based compensation expense for non-employees using the fair value method prescribed by SFAS No. 123 and the Black-Scholes option-pricing model, and recorded the fair value, for financial reporting purposes, of non-employee stock options as an expense over either the vesting term of the option or the service period.

        In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123(R), which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. We adopted SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) requires nonpublic companies that used the minimum value method in SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective-transition method. As such, we will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of SFAS No. 123(R)'s adoption that were measured using the minimum value method. In accordance with SFAS No. 123(R), we will recognize the compensation cost of stock-based awards on a straight-line basis over the vesting period of the award. Effective with the adoption of SFAS No. 123(R), we have elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of stock options granted.

        As there was no public market for our common stock prior to this offering, we have determined the volatility for options granted in 2006 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected volatility for options granted during the six months ended June 30, 2006 was 83.98%. The expected life of options has been determined utilizing the "simplified" method as prescribed by the SEC's Staff Accounting Bulletin No. 107, Share-Based Payment. The expected life of options granted during the six months ended June 30, 2006 was 6.25 years. For the six months ended June 30, 2006, the weighted-average risk free interest rate used was 4.82%. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under

SFAS No. 123. As a result, we applied an estimated forfeiture rate of 11.25% in the six months ended June 30, 2006 in determining the expense recorded in our consolidated statement of operations.

        For the six months ended June 30, 2006, we recorded expense of $146,000 in connection with stock-based awards. A future expense of non-vested stock options of $1.9 million is expected to be recognized over a weighted-average period of 3.83 years. The adoption of SFAS No. 123(R) will have no effect on our financial position or cash flow for any period.

        Prior to this offering there was no public market for our common stock, and, in connection with our issuance of stock options and restricted stock awards, our board of directors, with input from management, determined the fair value of our common stock. The board exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several factors, including the liquidation preferences, dividend rights and voting control attributable to our then-outstanding convertible preferred stock and, primarily, the likelihood of achieving a liquidity event such as an initial public offering or sale of our company. In the absence of a public trading market for our common stock, the board considered objective and subjective factors in determining the fair value of our common stock. In addition, in certain instances, our board engaged Orchard Partners, Inc., an unrelated third-party valuation specialist, that we refer to as the valuation specialist, to assist management in preparing valuation reports for stock options and restricted stock awards granted by the board. Based upon our internal peer company analyses and based on several arm's-length transactions involving our common stock supportive of the results produced by this valuation methodology, we believe the methodology used was reasonable.

        In connection with the preparation of our financial statements for the year ended December 31, 2005 and in preparing for the initial public offering of our common stock, we examined the valuations of our common stock during the 18-month period ended June 30, 2006, in light of the Practice Aid of the American Institute of Certified Public Accountants entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In January 2006, we engaged the valuation specialist to provide a contemporaneous appraisal of the fair value of our common stock as of December 23, 2005. The resulting report provides the valuation specialist's opinion that the fair value of our common stock was approximately $1.00 as of December 23, 2005. In separate contemporaneous reports, the valuation specialist has provided its opinion that the fair value of our common stock was approximately $1.91 as of March 15, 2006 and $3.40 as of May 15, 2006. We believe that the valuation methodologies that we used prior to this offering were consistent with the Practice Aid.

        During the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006, we granted stock options and restricted stock awards to employees to purchase a total of 9,023,527 shares of common stock at exercise or purchase prices ranging from $0.20 to $3.40 per share.

        From our inception through December 31, 2002, we were considered a development stage company. We did not recognize any revenues during this period and incurred cumulative operating losses of $13.8 million. During 2003, we recognized revenues of $3.3 million and incurred an operating loss of $7.5 million. During 2001, 2002 and 2003, we granted stock options and restricted stock awards to purchase shares of our common stock at an exercise or purchase price of $0.20 per share, the estimated fair value of a share of our common stock. This fair value was determined by our board using the market approach, taking into consideration the issuance price and associated liquidation preferences and rights of our Series B convertible preferred stock, as well as the high degree of uncertainty surrounding our future prospects and markets. The sales price of our Series B convertible preferred stock remained constant at $1.39 per share in several transactions from January 3, 2001 through February 3, 2003. Each share of the Series B convertible preferred stock is convertible into common stock on a 1-for-1 basis and holds a liquidation preference of $1.39 per share and participates with the common stock until it receives an additional $1.39 per share, for a maximum potential liquidation preference of $2.78. Given the size of the liquidation preference, the values assigned to stock-based awards at this time were deemed to be fair value.

        In May 2004, we finalized the negotiations of the terms of our Series C preferred stock with our investors. The Series C convertible preferred stock financing was completed in June 2004, culminating with an issuance price of $1.87 per share. Based upon this issue price, our board increased the estimated fair value of our common stock by 50% to $0.30 per share. The fair value was determined by our board using the market approach, taking into consideration the issuance price and associated liquidation preferences and rights of the Series C convertible preferred stock, as well as the high degree of uncertainty surrounding our future prospects and markets. Each share of Series C convertible preferred stock is convertible into common stock on a 1-for-1 basis and holds a liquidation preference of $1.87 per share and participates with the common stock until it receives an additional $1.87 per share, for a maximum potential liquidation preference of $3.74. Given the size of the liquidation preference, the values assigned to stock-based awards at this time were deemed to be fair value.

        On November 16, 2004, our board, taking into consideration our results of operations for the nine months ended September 30, 2004 as compared to our operating plan, determined that the then current estimated fair value of our common stock and, as such, the exercise price of the options granted to purchase shares of our common stock, should be increased to $0.50 per share. Although our results during this time were favorable when compared against our operating plan, we continued to operate at a loss and continued to utilize cash on hand to fund operations, contributing to continued uncertainty as to our future prospects.

        The valuation specialist provided a retrospective valuation of our common stock as of December 31, 2004. The retrospective valuation determined a fair value for our common stock using the market approach. Under the market approach, the appraisal report considered the pricing of the Series C convertible preferred stock, the guideline public method, the guideline transaction method, our financial performance through December 31, 2004 and management's forecast for the year ending December 31, 2005, which projected a loss for 2005 and anticipated utilizing cash on hand to fund future operations.

        The retrospective valuation allocated value between our common and preferred stock using the weighted-probability expected return method. Four scenarios for gaining shareholder liquidity were considered under this methodology: (a) completion of an initial public offering, (b) sale to a strategic acquirer, (c) remaining private, and (d) liquidation at a price at or below the liquidation preference. In December 2004, the completion of an initial public offering was weighted as the least likely scenario. This weighting took into account market conditions, our financial performance and the fact that there had been no discussion with any investment banks of a potential public offering. The most heavily weighted scenario was that of liquidation at a price at or below the liquidation preference.

        Based on the retrospective valuation, the value of our common stock, before applying a discount for lack of marketability, which we refer to as the indicated value, was $0.93 per share. This value was equal to 50% of the Series C convertible preferred stock original issuance price of $1.87 per share. In determining the fair value of our common stock, our valuation specialist applied a discount for lack of marketability to reflect the fact that there is no established trading market for our stock. Our valuation specialist determined the size of the discount for lack of marketability by using as a starting point the average discount for lack of marketability applicable to shares of restricted stock issued by publicly traded companies, which various published studies have calculated to be approximately 20%, and adjusting such average discount to reflect those factors that make our common stock even less marketable than shares of restricted stock of public companies. These factors included the following: the prospects and timeframe for an initial public offering of our stock or a sale of our company; existing contractual restrictions on the transferability of our common stock; the perceived risk of the enterprise; the concentration of ownership of our stock among our venture capital investors; the difficulty of valuing the enterprise and our common stock; and lack of dividends. Our valuation specialist assessed these factors and their impact in further reducing the marketability of our common stock. For purposes of the valuation, the retrospective valuation took into account a 40% discount for lack of marketability, resulting in a fair value of approximately $0.55 per share. In making this assessment, the most important factor weighted by our valuation specialist was that in December 2004 the prospects for either an initial public offering or a sale of our company within the next two years were very limited.

        During the year ended December 31, 2005 and the six months ended June 30, 2006, we granted stock-based awards, consisting of stock options and restricted stock awards with exercise or purchase prices as follows:

Grants Made During Year Ended December 31, 2005 and Six Months Ended June 30, 2006	Number of Option and Restricted Shares Granted	Weighted- Average Exercise or Purchase Price	Weighted- Average Fair Value of Common Stock
January 19, 2005	240,000	$0.55	$0.55	(a)
March 16, 2005	149,500	0.55	0.55	(a)
May 18, 2005	708,500	0.65	0.65	(a)
June 29, 2005	182,500	0.65	0.65	(a)
August 16, 2005	180,000	0.65	0.65	(a)
September 21, 2005	70,000	0.65	0.65	(a)
November 16, 2005	112,500	0.85	0.85	(a)
November 23, 2005	643,500	0.85	0.85	(a)
December 14, 2005	170,000	1.00	1.00	(a),(c)
December 23, 2005	2,375,000	1.03	1.00	(b),(c)
February 7, 2006	437,500	1.10	1.10	(a),(c)
March 22, 2006	190,000	1.91	1.91	(b),(c)
May 16, 2006	397,500	3.40	3.40	(b)
June 1, 2006	248,000	3.40	3.40	(b)

Total:	6,104,500

(a)
Fair value as determined in a contemporaneous valuation by our board of directors.

(b)
Fair value as determined in a contemporaneous valuation by an unrelated valuation specialist.

(c)
Subsequently reassessed in preparation of our initial public offering to be $1.27, $1.27, $1.40 and $2.36 for the stock-based awards granted on December 14, 2005, December 23, 2005, February 7, 2006 and March 22, 2006, respectively.

        On January 19, 2005, the board, taking into consideration our results of operations for the year ended December 31, 2004 as compared to both our operating plan and operating forecast for 2005, determined that the then-current fair value of our common stock was $0.55 per share. Accordingly, the exercise price for stock options to purchase shares of our common stock was also increased. Although our results for the year ended December 31, 2004 were favorable when compared to our operating plan, we continued to operate in a loss position, and continued to use cash to fund operations. The retrospective valuation report as of December 31, 2004 prepared by the valuation specialist corroborated the fair value determined by the board at the time of grant.

        On March 16, 2005, the board granted stock options to purchase shares of our common stock at an exercise price of $0.55 per share that represented no increase in the fair value of our common stock. At that time, the first quarter of 2005 had not been completed and the board determined that no other events had occurred since the last increase in fair value that warranted any changes.

        On May 18, 2005, the board, taking into consideration our first quarter 2005 operating results, including increased revenues and quarterly profitability, increased the fair value of our common stock to $0.65 per share. Our financial results had been favorable when compared to our operating plan. Also affecting the board's assessment at this time was the acquisition of a strategic competitor at a published acquisition value.

        On each of June 29, August 16, and September 21, 2005, the board continued to grant stock options and restricted stock awards to purchase shares of our common stock at an exercise or purchase price of $0.65 per share, the fair value of our common stock determined by the board. Our financial results for the second quarter of 2005 reflected decreased revenue from the first quarter and a quarterly operating loss. In addition, the board determined that there were no other significant events that had occurred during this period that would have given rise to an increase in the fair value of our common stock.

        On both November 16, 2005 and November 23, 2005, the board determined the fair value of our common stock to be $0.85 per share, representing an increase from the previous valuation. In determining the fair value of our common stock, the board considered both the strength of our forecasted operating results for the fourth quarter of 2005, as well as the fact that we experienced decreased revenues and increased losses in the second quarter.

        On both December 14, 2005 and December 23, 2005, the board determined the fair value of our common stock to be $1.00 per share. The board considered, among other factors, the pricing of the Series C convertible preferred stock, our projected financial performance through December 31, 2005 and management's operating forecast through December 31, 2007.

        On both December 14, 2005 and December 23, 2005, the board granted stock options to purchase shares of our common stock at an exercise price of $1.00 per share. Two major shareholders received stock option grants at 110% of the estimated fair value of $1.00 per share.

        In January 2006, we engaged the valuation specialist to perform a contemporaneous valuation of our common stock as of December 23, 2005. The appraisal of our common stock was performed using the income and market approaches. Under the income approach, the valuation applied the discounted cash flow method. Future values were converted to present value using a discount rate of 28%, which was derived using the capital asset pricing model. Terminal value was calculated using a two-stage Gordon growth model. Under the market approach, the valuation considered the pricing of our Series C convertible preferred stock, the guideline public method and the guideline transaction method.

        The valuation report allocated value between our common stock and preferred stock using the weighted-probability expected return method. For the future liquidity events, a liquidity date of March 31, 2007 was assumed. The most likely liquidity event was assumed to be an initial public offering, which was assigned a probability weight of 35%.

        The indicated value for our common stock was determined by the valuation specialist to be $1.69 per share. The indicated value was equal to 90% of the price of our Series C convertible preferred stock of $1.87 per share, which included an assumption of marketability. In determining the fair value of our common stock, our valuation specialist applied a discount for lack of marketability to reflect the fact that there is no established trading market for our stock. Our valuation specialist determined the size of the discount for lack of marketability by using as a starting point the average discount for lack of marketability applicable to shares of restricted stock issued by publicly traded companies, which various published studies have calculated to be approximately 20%, and adjusting such average discount to reflect those factors that make our common stock even less marketable than shares of restricted stock of public companies. These factors included the following: the prospects and timeframe for an initial public offering of our stock or a sale of our company; existing contractual restrictions on the transferability of our common stock; the perceived risk of the enterprise; the concentration of ownership of our stock among our venture capital investors; the difficulty of valuing the enterprise and our common stock; and lack of dividends. Our valuation specialist assessed these factors and their impact in further reducing the marketability of our common stock. A 40% discount for lack of marketability was applied by the valuation specialist, resulting in a fair value of approximately $1.00 per share, corroborating the fair value determined by the board on December 23, 2005.

        On February 7, 2006, the board determined the fair value of our common stock to be $1.10 per share. Among other factors, the board took into account the pricing of the Series C convertible preferred stock, our financial performance through December 31, 2005, management's operating forecast through December 31, 2007 and the likelihood of completing an initial public offering. On February 7, 2006, the board issued stock options to purchase shares of our common stock at an exercise price of $1.10 per share. Subsequently, in February 2006, we met with representatives from several investment banking firms to begin substantive discussions relative to the prospects and timing of an initial public offering.

        The fair value of our common stock as of March 15, 2006 was based on a contemporaneous valuation appraisal performed by the valuation specialist. In its contemporaneous appraisal as of March 15, 2006, the valuation specialist allocated value between our common stock and preferred stock considering the weighted-probability expected return method using the four major liquidity scenarios. The most likely liquidity event was assumed to be an initial public offering, which was assigned a probability weight of 50%. The indicated value of our common stock, before applying a discount for lack of marketability, was determined to be $2.95 per share. This value was equal to 158% of the price for our Series C convertible preferred stock of $1.87, which includes an assumption of marketability. A 35% discount for lack of marketability was applied resulting in a fair value of approximately $1.91 per share. On March 22, 2006, the board issued stock options to purchase shares of our common stock at an exercise price of $1.91 per share.

        As a result of discussions with the Staff of the SEC in connection with the preparation for this offering, we reassessed the discount for lack of marketability used in determining the fair value of our common stock as of December 23, 2005 and March 15, 2006 to be 25% and 20%, respectively, and reassessed the fair value of our common stock as of December 23, 2005 and March 15, 2006 to be $1.27 per share and $2.36 per share, respectively. Having reassessed the fair value of our common stock as of December 23, 2006 to be $1.27 per share, we also reassessed the fair value of our common stock as of December 14, 2005 to be $1.27 per share, and the fair value of our common stock as of February 7, 2006 to be $1.40 per share which represented an increase in value of 10% from December 2005. In addition, having reassessed the fair value of our common stock as of March 15, 2006 to be $2.36 per share, we also reassessed the fair value of our common stock as of March 22, 2006 to be $2.36 per share.

        Based on these reassessments, we will recognize compensation expense of $821,000 to reflect the difference between the reassessed fair value of our common stock and the grant price for the stock-based awards granted on December 14, 2005 and December 23, 2005 and an amount equal to the difference between the value calculated using the Black-Scholes option pricing model with the initial assessment of fair value of common stock and the value calculated using the Black-Scholes option pricing model with the reassessed fair value of our common stock for the stock-based awards granted on February 7, 2006 and March 22, 2006. The compensation expense will be recognized over the vesting schedule of the awards commencing in the three months ending September 30, 2006.

        The fair value of our common stock as of May 15, 2006 was based on a contemporaneous valuation appraisal performed by the valuation specialist. The valuation took into account our performance in the first quarter of 2006 and our revised forecast for the fiscal years ended December 31, 2006 and 2007. In the first quarter of 2006, we recorded revenues in excess of our operating plan and achieved quarterly profitability.

        Value was allocated between our common stock and preferred stock using the weighted-probability expected return method considering the four major liquidity scenarios. The most likely liquidity event was assumed to be an initial public offering, which was assigned a probability weight of 60%. The indicated value of our common stock was $3.99 per share. This value was equal to 213% of the price for our Series C convertible preferred stock of $1.87 per share and 57% of the midpoint of the initial price range of this offering filed with the SEC on September 22, 2006, which includes an assumption of marketability. A 15% discount for lack of marketability was applied resulting in a fair value of approximately $3.40 per share.

        On May 16 and June 1, 2006, the board issued options to purchase shares of our common stock at an exercise price of $3.40 per share which is 49% of the midpoint of the initial price range for this offering. In addition, the board determined that no significant events had occurred between May 15 and June 1, 2006 that would have given rise to an increase in the fair value of our common stock.

        After giving effect to the reassessments described above, we reassessed the fair value of our common stock on February 7, 2006 to be $1.40, representing 20% of the mid-point of the initial estimated price range for this offering filed with the SEC on September 22, 2006. The primary factors contributing to the difference between the fair market value of our common stock as of those grant dates and the mid-point of the initial estimated price range for this offering filed with the SEC on September 22, 2006 include:

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  We continued to execute our business model, which resulted in total revenues increasing 124% in the three months ended March 31, 2006 compared to the three months ended March 31, 2005 and 132% in the three months ended June 30, 2006 compared to the three months ended June 30, 2005. We experienced revenue growth both in the United States and Canada and internationally, as well as through both our direct sales force and our indirect sales channels.

  •
  We achieved our third consecutive quarter of profitability in the quarter ended June 30, 2006.

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  We generated $21.4 million of net cash from operating activities during the six months ended June 30, 2006, consisting of $8.7 million in the three months ended March 31, 2006 and $12.7 million in the three months ended June 30, 2006.

  •
  Upon successful completion of an initial public offering, enterprises typically experience a further reduction in their cost of capital. A reduction in the cost of capital increases enterprise value.

  •
  The completion of an initial public offering would reduce limitations on the ability of holders to transfer the equity securities.

  Inventory

        We recognize inventory losses based on obsolescence and levels in excess of forecasted demand. In these cases, inventory is written down to estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technical obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in the cost of revenue in the period the revision is made. To date, we have not been required to revise any of our assumptions or estimates used in determining our inventory valuations.

        When products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria required by SOP 97-2, we also defer the related inventory costs for the delivered items.

  Product Warranties

        Substantially all of our products are covered by a standard warranty of 90 days for software and one year for hardware. In the event of a failure of hardware or software covered by this warranty, we must repair or replace the hardware or software or, if those remedies are insufficient, provide a refund. Our customers typically purchase maintenance and support contracts, which encompass our warranty obligations. Our warranty reserve reflects estimated material and labor costs for potential or actual product issues in our installed base that are not covered under maintenance contracts but for which we expect to incur an obligation. Our estimates of anticipated rates of warranty claims and costs are primarily based on historical information and future forecasts. We periodically assess the adequacy of the warranty allowance and adjust the amount as necessary. To date, we have not been required to revise any of our assumptions or estimates used in determining our warranty allowance. If the historical data we use to calculate the adequacy of the warranty allowance is not indicative of future requirements, additional warranty reserves may be required.

        Some of our arrangements with customers include clauses whereby we may be subject to penalties for failure to meet certain performance obligations. We have not incurred any such penalties to date.

  Research and Development Expense for Software Products

        Research and development expense includes costs incurred to develop intellectual property. The costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. We have determined that technological feasibility is established at the time a working model of software is completed. Because we believe our current process for developing software will be essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

  Income Taxes

        We are subject to income taxes in both the United States and foreign jurisdictions, and we use estimates in determining our provision for income taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

        As of December 31, 2005, we had U.S. federal net operating loss carry forwards for income tax purposes of $20.1 million that expire beginning in 2020 and state net operating loss carry forwards of $20.1 million that expire beginning in the period from 2006 through 2010. We also had U.S. federal research and development tax credits of $831,000 that expire beginning in 2021 and state research and development credits of $719,000 that expire beginning in 2015. The Internal Revenue

Code contains provisions that limit the net operating losses and tax credit carry forwards available to be used in any given year in the event of certain circumstances, including significant changes in ownership interests, as defined.

        During the six months ended June 30, 2006, we recorded a provision for U.S. federal alternative minimum taxes and utilized a portion of our net operating loss carryforwards to offset the taxable income for that period.

        Due to the uncertainty surrounding the realization of deferred tax assets through future taxable income, we provided a full valuation allowance and no benefit was recognized for the remaining net operating loss and other deferred tax assets. Accordingly, deferred tax asset valuation allowances were established as of December 31, 2003, 2004 and 2005 and June 30, 2006 to reflect these uncertainties.

  Preliminary Results for the Three Months Ended September 30, 2006

        Our financial statements for the quarter ended September 30, 2006 are not yet available. Our preliminary expectations with respect to our results discussed below are based upon management estimates and are subject to quarterly review procedures and final recommendations and adjustments. Actual operating results may differ from our expectations, and those differences may be material.

        We expect total revenue to be between $21.8 million and $22.0 million in the third quarter of 2006, compared to total revenue of $6.8 million in the third quarter of 2005. We expect income from operations to be between $6.0 million and $6.5 million in the third quarter of 2006, after taking into account stock-compensation expense for previously granted stock options and restricted stock awards, compared to a loss from operations of $2.6 million in the third quarter of 2005.

        The foregoing discussion of our expectations regarding our results for the third quarter of 2006 are not indicative of expected future results following this offering.

Results of Operations

  Comparison of Six Months Ended June 30, 2005 and 2006

  Revenue

	Six Months Ended June 30,
	2005		2006		Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Revenue by Type:
Product revenue	$14,620	88%	$33,186	87%	$18,566	127%
Maintenance, support and service revenue	2,057	12	4,893	13	2,836	138

Total revenue	$16,677	100%	$38,079	100%	$21,402	128%

Revenue by Geography:
United States and Canada	$9,314	56%	$24,678	65%	$15,364	165%
International	7,363	44	13,401	35	6,038	82

Total revenue	$16,677	100%	$38,079	100%	$21,402	128%

Revenue by Sales Channel:
Direct	$8,292	50%	$21,762	57%	$13,470	162%
Indirect	8,385	50	16,317	43	7,932	95

Total revenue	$16,677	100%	$38,079	100%	$21,402	128%

        The $18.6 million increase in product revenue was a result of an increase in the number of systems sold in the six months ended June 30, 2006, which reflected the growth in the worldwide market for our products. Revenues from United States and Canadian customers increased at a rate greater than the overall product revenue increase as a result of several large deployments of our products to certain of our United States and Canadian customers. We also experienced increased product revenue provided through both our direct and indirect channels. Direct product revenues, of which a higher portion is attributed to our United States and Canadian customers, increased at a rate greater than the overall product revenue growth as a result of the large-scale deployments to our United States and Canadian customers noted above. Indirect distribution channels generate a higher percentage of our revenue internationally than in the United States and Canada. Direct product revenues increased $11.8 million, of which $11.0 million was attributable to United States and Canadian customers and $811,000 was attributable to international customers. Indirect product revenues increased $6.7 million, of which $2.5 million was attributable to United States and Canadian customers and $4.2 million was attributable to international customers. As indicated in the section entitled "Business—Distribution Partners," we intend to continue to provide our sales fulfillment indirectly through our distribution partners.

        The $2.8 million increase in maintenance, support and service revenue was attributable primarily to the $2.0 million increase in maintenance and support fees associated with the growth in our installed product base and, to a lesser extent, the $804,000 increase in installation and training revenue, including reimbursable travel expenses.

  Cost of Revenue and Gross Profit

	Six Months Ended June 30,
	2005		2006		Period-to-Period Change
		Gross Margin on Related Revenue		Gross Margin on Related Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Cost of Revenue:
Product	$3,836	26%	$6,793	20%	$2,957	77%
Maintenance, support and service	724	35	1,299	27	575	79

Total cost of revenue	$4,560	27%	$8,092	21%	$3,532	77%

Gross Profit:
Product	$10,784	74%	$26,393	80%	$15,609	145%
Maintenance, support and service	1,333	65	3,594	73	2,261	170

Total gross profit	$12,117	73%	$29,987	79%	$17,870	147%

        The $3.0 million increase in product cost of revenue was attributable to the increase in the number of systems sold during the six months ended June 30, 2006.

        The $575,000 increase in cost of maintenance, support and service revenue was due to higher salaries, benefits and overhead associated with increases in support and training personnel.

        Product gross margin increased by 6%, primarily as a result of reduced per system costs paid to our third party manufacturer. The reduced cost per system paid to our contract manufacturer was attributable to the ability of our contract manufacturer to purchase components at a lower cost due to the increase in the volume of orders placed with our contract manufacturers as well as labor and overhead efficiencies realized as a result of increased manufacturing volume. We expect our gross margin in the future will remain the same or decrease, as we expect to experience increased price pressure on our products as the market for our products continues to develop and grow and to continue our efforts to increase the level of our indirect sales, which as previously noted, have lower gross margins than direct sales. We cannot predict our ability to continue to realize reduced per system costs because we cannot predict the pricing of component parts or the volume of orders to be placed in the future.

        Gross margin on maintenance, support and service revenue increased by 8% as a result of a substantial increase in maintenance, support and service revenue without a corresponding increase in costs. We do not expect this trend to continue, because we will need to increase the number of professional services employees in order to meet the requirements of our expanding customer base.

        We expect cost of product revenue and cost of maintenance, support and service revenue each to increase at approximately the same rate as the related revenue for the foreseeable future. As a result, we expect that gross profit on product revenue and gross profit on maintenance, support and service revenue each will increase, but that the related gross margins will remain relatively stable or decline slightly for the foreseeable future.

  Operating Expenses

	Six Months Ended June 30,
	2005		2006		Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Sales and marketing	$6,531	39%	$10,446	28%	$3,915	60%
Research and development	4,091	24	5,777	15	1,686	41
General and administrative	1,593	10	2,695	7	1,102	69

Total operating expenses	$12,215	73%	$18,918	50%	$6,703	55%

        Of the $3.9 million increase in sales and marketing expense, (a) $2.6 million was attributable to higher salaries, commissions and benefits associated with a 24% increase in sales and marketing personnel, primarily sales and technical sales support staff, on a worldwide basis, (b) $742,000 was attributed to an increase in travel expense resulting from the growth in the number of sales personnel, and (c) the balance was primarily attributable to increased expenses associated with expanded marketing programs, including trade shows and overhead associated with increases in sales and marketing personnel. We expect sales and marketing expense to continue to increase in absolute dollars for the foreseeable future as we expand our sales force to continue to increase our revenue and market share, but to decline as a percentage of total revenue over that time as we leverage our current sales and marketing personnel as well as our distribution partnerships.

        Of the $1.7 million increase in research and development expense, $1.6 million was attributable to higher salaries and benefits associated with a 41% increase in the number of employees working on the design and development of new products and enhancement of existing products, quality assurance and testing. The increase in research and development expense also reflected an increase in depreciation expense of $295,000 associated with our investment in equipment to support new product development. These factors were offset in part by a reduction in payments to suppliers for design and consulting services, which reflected our decision to bring in-house certain development activities as well as the timing of projects. The addition of personnel and our continued investment in research and development were driven by our strategy of maintaining our competitive position by expanding our product offerings and enhancing our existing products to meet the requirements of our customers and market. We expect research and development expense to increase in absolute dollars for the foreseeable future and to increase as a percentage of total revenue for the remainder of 2006. However, we anticipate that research and development expense will decrease as a percentage of total revenue in the long term.

        Of the $1.1 million increase in general and administrative expense, $425,000 was attributable primarily to higher salaries and benefits related to a 64% increase in general and administrative headcount, and $216,000 was attributable to increased legal and other outside services. We expect general and administrative expense to continue to increase in absolute dollars and as a percentage of total revenue for the foreseeable future as we invest in infrastructure to support continued growth and incur additional expenses related to being a publicly traded company, including increased audit and legal fees, costs of compliance with securities and other regulations, investor relations expense, and higher insurance premiums.

  Operating and Other Income

	Six Months Ended June 30,
	2005		2006		Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Income from operations	$(98)	—%	$11,069	29%	$11,167	*
Interest income	194	1	512	1	318	164%
Interest expense	(6)	0	0	0	6	100
Other expense	(7)	0	(22)	0	(15)	214

Income before provision for income taxes	$83	1%	$11,559	30%	$11,476	*

*
Not meaningful.

        The $11.2 million increase in income from operations resulted from a $17.9 million increase in gross profit, offset in part by a $6.7 million increase in total operating expenses.

        Interest income, net consisted of interest income generated from the investment of our cash balances. The increase in interest income reflected both higher average cash balances during the six months ended June 30, 2006 provided by operating activities, and higher interest rates during the period.

        Other expense consisted of foreign currency translation and transaction gains and losses, as well as other miscellaneous income and charges.

  Provision for Income Taxes

        For the six months ended June 30, 2006, we recorded a provision for income taxes in the amount of $309,000 relating to U.S. federal alternative minimum taxes and income taxes for our foreign subsidiaries, which represented 3% of income before provision for income taxes for the period. No provision for income taxes was recorded for the comparable period in 2005 as the amounts were not material. In addition, for the six months ended June 30, 2006, we recorded a reduction in the valuation allowance related to our deferred tax assets of $4.2 million as a result of the utilization of net operating loss carryforwards in the United States. However, due to the uncertainty surrounding our future ability to utilize the remaining net operating loss carryforwards, we continued to maintain a full valuation allowance against the balance of our deferred tax assets as of June 30, 2006.

  Comparison of Years Ended December 31, 2004 and 2005

  Revenue

	Year Ended December 31,
	2004		2005		Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Revenue by Type:
Product revenue	$14,641	92%	$31,080	86%	$16,439	112%
Maintenance, support and service revenue	1,352	8	5,040	14	3,688	273

Total revenue	$15,993	100%	$36,120	100%	$20,127	126%

Revenue by Geography:
United States and Canada	$8,045	50%	$21,357	59%	$13,312	165%
International	7,948	50	14,763	41	6,815	86

Total revenue	$15,993	100%	$36,120	100%	$20,127	126%

Revenue by Sales Channel:
Direct	$7,160	45%	$17,324	48%	$10,164	142%
Indirect	8,833	55	18,796	52	9,963	113

Total revenue	$15,993	100%	$36,120	100%	$20,127	126%

        During 2005, we substantially increased our revenue in the United States and Canada and other countries as the market for our products began to develop, allowing us to diversify the individual foreign countries from which we generate our revenue. Direct product revenues increased $8.1 million, all of which was attributable to United States and Canadian customers. Indirect product revenues increased $8.3 million, of which $2.8 million was attributable to United States and Canadian customers and $5.5 million was attributable to international customers.

        The $16.4 million increase in product revenue was a result of an increase in the number of systems sold in 2005 which reflected the growth in the worldwide market for our products. We generated increased product revenue in the United States and Canada and internationally and through both direct and indirect sales channels. An increase in the average selling price of our systems due to changes in our product software configuration mix also contributed to the increase in product revenue for this period. The product configuration, which reflects the mix of session capacity and requested features, determines the price for each SBC sold. Customers can license our software in various configurations, depending on the customers' requirements for session capacity, feature groups and protocols. The product software configuration mix will have a direct impact on the average selling price of the system sold. Systems with a higher software content (higher session capacity and a larger number of feature groups) will generally have a higher average selling price that those systems sold with a lower software content.

        The $3.7 million increase in maintenance, support and service revenue was attributable primarily to the $2.8 million increase in maintenance and support fees associated with the growth in our installed product base and the $815,000 increase in installation and training revenue.

  Cost of Revenue and Gross Profit

	Year Ended December 31,
	2004		2005		Period-to-Period Change
		Percentage of Related Revenue		Percentage of Related Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Cost of Revenue:
Product	$5,212	36%	$8,026	26%	$2,814	54%
Maintenance, support and service	583	43	1,201	24	618	106

Total cost of revenue	$5,795	36%	$9,227	26%	$3,432	59%

Gross Profit:
Product	$9,429	64%	$23,054	74%	$13,625	144%
Maintenance, support and service	769	57	3,839	76	3,070	400

Total gross profit	$10,198	64%	$26,893	74%	$16,695	164%

        The $2.8 million increase in product cost of revenue was attributable to the increase in the number of systems sold in 2005.

        Of the $618,000 increase in cost of maintenance, support and service revenue, $606,000 was due to higher salaries, benefits and overhead associated with increases in support and training personnel.

        Product gross margin increased by 10%, reflecting the increase in the average selling price of our systems as a result of the changes in product configuration mix reflecting systems sales with a higher software content as noted above, as well as reduced costs per system paid to our contract manufacturer. The reduced cost per system paid to our contract manufacturer was attributable to the ability of our contract manufacturer to purchase components at a lower cost due to the increase in the volume of orders placed with our contract manufacturers as well as labor and overhead efficiencies realized as a result of increased manufacturing volume. The increased percentage of revenue generated by our direct sales channel was also a factor in the increase in gross margin. Generally, our direct sales incur more selling expenses and generate a higher average selling price than our indirect sales from our distribution channels.

        Gross margin on maintenance, support and service revenue increased by 19% as a result of a substantial increase in maintenance, support and service revenue associated with the growth in our installed product base without a corresponding increase in costs.

  Operating Expenses

	Year Ended December 31,
	2004		2005		Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Sales and marketing	$8,558	53%	$14,969	41%	$6,411	75%
Research and development	5,552	35	8,705	24	3,153	57
General and administrative	2,341	15	3,602	10	1,261	54
Lease abandonment	848	5	—	—	(848)	100

Total operating expenses	$17,299	108%	$27,276	75%	$9,977	58%

        Of the $6.4 million increase in sales and marketing expense (a) $3.9 million was attributable to higher salaries, commissions and benefits associated with a 76% increase in sales and marketing personnel, primarily sales and technical sales support staff, on a worldwide basis (b) $1.2 million was attributable to an increase in travel expense resulting from the growth in the number of sales personnel, and (c) the balance was primarily attributable to increased expenses associated with expanded marketing programs, including trade shows.

        Of the $3.2 million increase in research and development expense, $2.2 million was attributable to higher salaries and benefits associated with a 45% increase in the number of employees working on the design and development of new products and enhancement of existing products, quality assurance and testing. The increase in research and development expense also reflected an increase in payments to suppliers for design and consulting services of $692,000. The addition of personnel and our continued investment in research and development were driven by our strategy of maintaining our competitive position by expanding our product offerings and enhancing our existing products to meet the requirements of our customers and market.

        Of the $1.3 million increase in general and administrative expense, (a) $429,000 was attributable to higher salaries and benefits related to a 50% increase in general and administrative headcount, (b) $312,000 was attributable to an increase in facilities costs, including rent, utilities and depreciation expense, associated with the overall increase in our employee headcount, and (c) $165,000 was attributable to increased legal and accounting fees.

        During 2004, we recorded a lease abandonment loss of $848,000 related to the relocation of our corporate headquarters in January 2005. Of this charge, $760,000 represented a loss on the prior facility's lease and $88,000 related to the abandonment of related fixed assets and leasehold improvements.

  Operating and Other Income

	Year Ended December 31,
	2004		2005		Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Loss from operations	$(7,101)	(44)%	$(383)	(1)%	$6,718	95%
Interest income	177	1	410	1	233	132
Interest expense	(33)	0	(6)	0	27	82
Other expense	—	—	(56)	0	(56)	*

Net (loss) income	$(6,957)	(43)%	$(35)	0%	$6,922	99%

*
Not meaningful.

        The $6.7 million decrease in loss from operations resulted from a $16.7 million increase in gross profit, offset in part by a $10.0 million increase in total operating expenses.

        Interest income, net consisted of interest income generated from the investment of our cash balances. The increase in interest income principally reflected higher average cash balances during 2005, in part from our sale of Series C convertible preferred stock in June 2004 and in part from operating activities, as well as higher interest rates during 2005.

        The reduction in interest expense reflected lower outstanding balances in 2005 under our equipment line of credit facility.

        Other expense primarily consisted of foreign currency translation adjustments of our foreign subsidiaries.

  Comparison of Years Ended December 31, 2003 and 2004

  Revenue

	Year Ended December 31,
	2003		2004		Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Revenue by Type:
Product revenue	$3,038	91%	$14,641	92%	$11,603	382%
Maintenance, support and service revenue	298	9	1,352	8	1,054	354

Total revenue	$3,336	100%	$15,993	100%	$12,657	379%

Revenue by Geography:
United States and Canada	$795	24%	$8,045	50%	$7,250	912%
International	2,541	76	7,948	50	5,407	213

Total revenue	$3,336	100%	$15,993	100%	$12,657	379%

Revenue by Sales Channel:
Direct	$575	17%	$7,160	45%	$6,585	1,145%
Indirect	2,761	83	8,833	55	6,072	220

Total revenue	$3,336	100%	$15,993	100%	$12,657	379%

        We began shipping our products in 2002 and recorded our first revenue in 2003. The $11.6 million increase in product revenue from 2003 to 2004 was a result of an increase in the number of systems sold in 2004, reflecting sales to both new customers and existing customers. In 2003 and 2004, a significant portion of our product revenue was realized through our indirect sales channels in Asia (primarily Japan, which represented 60% and 12% of product revenue in 2003 and 2004, respectively) and Europe (primarily Italy, which represented 11% and 17% of total product revenue in 2003 and 2004, respectively), where the markets for our products first developed. Product revenue from sales in Europe represented $3.3 million of the increase in total product revenue in 2004, and product revenue for sales in Asia represented $1.5 million of the increase in total product revenue in 2004. During 2004, we substantially increased our revenue in the United States and Canada and other countries as the market for our products began to develop. A significant portion of the product revenue from the United States and Canada in 2004 was generated through our direct sales channel. Direct product revenues increased $6.0 million, of which $5.5 million was attributable to United States and Canadian customers and $484,000 was attributable to international customers. Indirect product revenues increased $5.5 million, of which $1.2 million was attributable to United States and Canadian customers and $4.4 million was attributable to international customers. The increase in revenue in 2004 was offset in part by a lower average selling price of our systems as a result of an expanded customer base. Newer customers are more likely initially to have smaller scale deployments with fewer capabilities and less functionality, resulting in a lower selling price.

        The $1.1 million increase in maintenance, support and service revenue was attributable primarily to the $775,000 increase in maintenance and support fees associated with the growth in our installed product base and the $210,000 increase in installation and training revenue.

  Cost of Revenue and Gross Profit

	Year Ended December 31,
	2003		2004		Period-to-Period Change
		Percentage of Related Revenue		Percentage of Related Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Cost of Revenue:
Product	$918	30%	$5,212	36%	$4,294	468%
Maintenance, support and service	177	59	583	43	406	229

Total cost of revenue	$1,095	33%	$5,795	36%	$4,700	429%

Gross Profit:
Product	$2,120	70%	$9,429	64%	$7,309	345%
Maintenance, support and service	121	41	769	57	648	536

Total gross profit	$2,241	67%	$10,198	64%	$7,957	355%

        The $4.3 million increase in product cost of revenue was attributable to the increase in the number of systems sold in 2004.

        The $406,000 increase in cost of maintenance, support and service revenue was attributable primarily to higher product repair costs covered under service plans.

        Product gross margin decreased by 6%, primarily as a result of lower average selling prices for our systems during this period, which in turn was affected by the product configuration mix chosen by our customers. The higher average selling price of our systems in 2003 was the result of our limited customer base.

        Gross margin on maintenance, support and service revenue increased by 16% as a result of a substantial increase in maintenance, support and service revenue without a corresponding increase in costs.

  Operating Expenses

	Year Ended December 31,
	2003		2004		Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Sales and marketing	$3,480	104%	$8,558	53%	$5,078	146%
Research and development	4,117	124	5,552	35	1,435	35
General and administrative	2,141	64	2,341	15	200	9
Lease abandonment	—	—	848	5	848	100

Total operating expenses	$9,738	292%	$17,299	108%	$7,561	78%

        Of the $5.1 million increase in sales and marketing expense, (a) $3.8 million was attributable to higher salaries, commissions and benefits associated with a 150% increase in sales and marketing personnel, primarily sales and technical sales support staff, on a worldwide basis, (b) $679,000 was attributed to an increase in travel expense resulting from the growth in the number of sales personnel, and (c) the balance was primarily attributable to increased expenses associated with expanded marketing programs, including trade shows.

        Of the $1.4 million increase in research and development expense $1.2 million was attributable to higher salaries and benefits associated with a 67% increase in the number of employees working on the design and development of new products and enhancement of existing products, quality assurance and testing. The increase in research and development expense also reflected an increase in payments to suppliers for design and consulting services of $117,000. The addition of personnel and our continued investment in research and development were driven by our strategy of maintaining our competitive position by expanding our product offerings and enhancing our existing products to meet the requirements of our customers and market.

        The $200,000 increase in general and administrative expense was attributable primarily to higher salaries and benefits related to a 33% increase in general and administrative headcount. This increase also reflected cash discounts allowed to customers, as well as greater facilities costs, including rent and utilities expense, associated with the overall increase in our employee headcount.

        During 2004, we recorded a lease abandonment loss of $848,000 related to the relocation of our corporate headquarters in January 2005. Of this charge, $760,000 represented a loss on the prior facility's lease and $88,000 related to the abandonment of related fixed assets and leasehold improvements.

  Operating and Other Income

	Year Ended December 31,
	2003		2004		Period-to-Period Change
		Percentage of Total Revenue		Percentage of Total Revenue
	Amount		Amount		Amount	Percentage
	(dollars in thousands)
Loss from operations	$(7,497)	(225)%	$(7,101)	(44)%	$396	5%
Interest income	131	4	177	1	46	35
Interest expense	(98)	(3)	(33)	0	65	66

Net loss	$(7,464)	(224)%	$(6,957)	(43)%	$507	7%

        The $396,000 decrease in loss from operations resulted from a $8.0 million increase in gross profit, offset in part by a $7.6 million increase in total operating expenses.

        Interest income, net consisted of interest income generated from the investment of our cash balances. The increase in interest income reflected higher average cash balances during 2004, in part from our sale of Series C convertible preferred stock in June 2004, as well as higher interest rates during 2004.

        The reduction in interest expense was attributable to lower outstanding balances in 2004 under our equipment line of credit facility.

Selected Quarterly Operating Results

        The tables below show our unaudited consolidated quarterly statements of operations data for each of our five most recent quarters, as well as the percentage of total revenue for each line item shown. This information has been derived from our unaudited financial statements, which, in the opinion of management, have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information for the quarters presented. This information should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus as well as the information contained above under "Preliminary Results of Operations for the Three Months ended September 30, 2006."

	Three Months Ended
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006
	(in thousands)
Revenue:
Product	$7,586	$7,034	$5,329	$11,131	$17,180	$16,006
Maintenance, support and service	821	1,236	1,439	1,544	1,745	3,148

Total revenue	8,407	8,270	6,768	12,675	18,925	19,154

Cost of revenue:
Product	1,873	1,963	1,979	2,211	3,819	2,974
Maintenance, support and service	442	282	250	227	472	827

Total cost of revenue	2,315	2,245	2,229	2,438	4,291	3,801

Gross profit	6,092	6,025	4,539	10,237	14,634	15,353

Operating expenses:
Sales and marketing	3,108	3,423	4,003	4,435	4,837	5,609
Research and development	1,947	2,144	2,370	2,244	2,637	3,140
General and administrative	770	823	752	1,257	1,144	1,551

Total operating expenses	5,825	6,390	7,125	7,936	8,618	10,300

Income (loss) from operations	267	(365)	(2,586)	2,301	6,016	5,053
Interest income, net	90	98	105	111	180	332
Other expense	—	(7)	(20)	(29)	(6)	(16)

Income (loss) before provision for income taxes	357	(274)	(2,501)	2,383	6,190	5,369
Provision for income taxes	—	—	—	—	169	140

Net income (loss)	$357	$(274)	$(2,501)	$2,383	$6,021	$5,229

	Three Months Ended
	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006
	(percentage of total revenue)
Revenue:
Product	90%	85%	79%	88%	91%	84%
Maintenance, support and service	10	15	21	12	9	16

Total revenue	100	100	100	100	100	100
Total cost of revenue	28	27	33	19	23	20

Gross margin*	72	73	67	81	77	80

Operating expenses:
Sales and marketing	37	41	59	35	25	29
Research and development	23	26	35	18	14	17
General and administrative	9	10	11	10	6	8

Total operating expenses	69	77	105	63	45	54

Income (loss) from operations	3	(4)	(38)	18	32	26
Interest income, net	1	1	1	1	1	2
Other expense	—	0	0	0	0	0

Income (loss) before provision for income taxes	4	(3)	(37)	19	33	28
Provision for income taxes	—	—	—	—	1	1

Net income (loss)	4%	(3)%	(37)%	19%	32%	27%

*Gross margin on related revenue:
Product	75%	72%	63%	80%	78%	81%
Maintenance, support and service	46	77	83	85	73	74

  Revenue

        Our revenue may vary significantly from quarter to quarter as a result of long sales and deployment cycles, the timing and size of customer orders, including seasonal factors, and the application of complex revenue recognition rules to certain transactions. During 2005, we experienced quarterly fluctuations in our product revenue with higher revenue recognized during the quarter ended December 31, 2005 and the quarter ended March 31, 2005. We believe that these fluctuations reflected our customers' capital expenditure purchasing patterns as well as the development of the market for our products. We cannot be certain that these historical purchasing patterns will be repeated in the future.

        Maintenance, support and service revenue increased sequentially each quarter since the quarter ended March 31, 2005, primarily reflecting increased maintenance and support fees and increased training revenue associated with the increase in the installed base of our products.

  Gross Margin

        Product gross margin has varied on a quarterly basis as a result of fluctuations in the average selling price of our products due to variations in product configuration mix within the quarters. Maintenance, support and service gross margin has also varied on a quarterly basis reflecting fluctuations in spending as we increase the level of professional service employees. Maintenance, support and service gross margin was negatively impacted during the quarter ended March 31, 2005 by higher than usual product repair costs under support plans.

  Operating Expenses

        Sales and marketing expense increased sequentially each quarter since the quarter ended March 31, 2005, as we increased the level of sales and marketing personnel and related expenses to increase our installed customer base.

        With the exception of the quarter ended December 31, 2005, when spending decreased by 5% from the previous quarter, research and development expense increased sequentially each quarter since the quarter ended March 31, 2005. This reflected increases in the level of personnel in the research and development organization and related expenses.

        General and administrative expense increased during the quarters ended June 30, 2005, December 31, 2005, and June 30, 2006 and decreased 9% during the quarters ended September 30, 2005 and March 31, 2006. This reflected increases in the level of personnel and infrastructure in connection with our growth in revenue.

  Income from Operations

        Our quarterly results of operations have varied significantly in the past and we expect our quarterly results to vary in the future depending on our revenue growth rates. We believe that disclosing quarterly results for periods earlier than 2005 would not be meaningful due to our early stage of development prior to 2005.

        Our expense levels are based, in significant part, on our expectations as to future revenue and are largely fixed in the short term. As a result, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. As described above, we intend to increase our operating expenses as we expand our sales and marketing, product development, and administrative organizations. The timing of these increases and the rate at which new personnel become productive will affect our operating results, and, in particular, we may incur losses from operations in the event of an unexpected delay in the rate at which development or sales personnel become productive.

        If our operating results in future quarters fall below our announced guidance or the expectations of equity research analysts or investors, the price of our common stock could decrease significantly. For a discussion of additional factors that may cause our operating results to fluctuate from quarter to quarter, see "Risk Factors—The unpredictability of our quarterly results may adversely affect the trading price of our common stock."

Liquidity and Capital Resources

  Resources

        We funded our operations from 2000 through 2004 primarily with $45.3 million of net proceeds from issuances of preferred stock and with borrowings of $1.8 million under a bank credit facility. Since 2005, we have funded our operations principally with cash provided by operations, which was driven by growth in revenue.

				As of and for the Six Months Ended June 30, 2006
	As of and for the Year Ended December 31,
	2003	2004	2005
	(in thousands)
Cash and cash equivalents	$9,560	$16,748	$15,369	$33,097
Accounts receivable, net	609	4,195	6,959	7,707
Working capital	8,588	15,134	13,783	22,929
Cash (used in) provided by operating activities	(6,766)	(4,657)	2,326	21,403
Cash provided by (used in) financing activities	10,487	14,106	(86)	130

        Cash and cash equivalents.    Our cash and cash equivalents at June 30, 2006 were held for working capital purposes and were invested primarily in money market funds. We do not enter into investments for trading or speculative purposes. Restricted cash, which totaled $432,000 at December 31, 2005 and $300,000 at June 30, 2006, and is not included in cash and cash equivalents, was held in certificates of deposit as collateral for letters of credit related to the lease agreements for our corporate headquarters in Burlington, Massachusetts and our former headquarters in Woburn, Massachusetts.

        Accounts receivable, net.    Our accounts receivable balance fluctuates from period to period, which affects our cash flow from operating activities. The fluctuations vary depending on the timing of our shipping and billing activity, cash collections, and changes to our allowance for doubtful accounts. In some situations we receive cash payment from a customer prior to the time we are able to recognize revenue on a transaction. We record these payments as deferred revenue, which has a positive effect on our accounts receivable balances. We use days' sales outstanding, or DSO, calculated on a quarterly basis, as a measurement of the quality and status of our receivables. We define DSO as (a) accounts receivable, net of allowance for doubtful accounts, divided by total revenue for the most recent quarter, multiplied by (b) the number of days in that quarter. DSO was 46 days at December 31, 2003, 60 days at December 31, 2004, 50 days at December 31, 2005 and 36 days at June 30, 2006. The relatively low DSO at June 30, 2006 reflected an unusually high level of payments received from customers prior to the time revenue could be recognized on these transactions.

        Operating activities.    Cash (used in) provided by operating activities primarily consists of net income (loss) adjusted for certain non-cash items including depreciation and amortization, the provision for bad debts, stock-based compensation expenses, and the effect of changes in working capital and other activities. Cash provided by operating activities in the six months ended June 30, 2006 was $21.4 million and consisted of $11.3 million of net income, $1.6 million of depreciation and amortization, and $8.4 million provided by working capital and other activities. Cash provided by working capital and other activities primarily reflected a $7.5 million increase in deferred revenue. This increase in deferred revenue was primarily attributable to the significant increase in payments received from customers prior to the time the revenue could be recognized on these transactions. It also reflected an increase in deferred revenue from our support service contracts, which will be recognized as revenue over the twelve-month term of the support service period. Cash provided by working capital and other activities also reflected a $1.9 million increase in accounts payable and accrued expenses offset in part by an $829,000 increase in accounts receivable, reflecting an overall increase in business activity.

        Cash provided by operating activities in 2005 was $2.3 million and consisted of $35,000 of net loss and positive non-cash adjustments of $2.4 million (primarily depreciation and amortization). Working capital and other activities remained flat during 2005 but the net activity consisted of a $3.2 million increase in accounts receivable as a result of increased revenues in 2005 and a $1.3 million increase in inventory to support the overall increase in business activity, offset by a $2.5 million increase in accounts payable and accrued expenses. Working capital also reflected a $2.2 million increase in deferred revenue resulting from an increase in payments received from customers prior to the time revenue could be recognized and an increase in deferred support revenue which will be recognized as revenue over the term of the support periods.

        Cash used in operating activities in 2004 was $4.7 million and consisted of $7.0 million of net loss, positive non-cash adjustments of $1.4 million (primarily depreciation and amortization) and $899,000 provided by working capital and other activities. Cash provided by working capital and other activities primarily reflected a $3.5 million increase in accounts payable and accrued expenses and a $2.9 million increase in deferred revenue, offset in part by a $3.7 million increase in accounts receivable as a result of increased revenues in 2004 and a $1.6 million increase in inventory to support the overall increase in business activity.

        Cash used in operating activities in 2003 was $6.8 million and consisted of $7.5 million of net loss, positive non-cash adjustments of $1.2 million (primarily depreciation and amortization) and $466,000 utilized by working capital and other activities. Cash used by working capital and other activities was primarily attributable to a $660,000 increase in accounts receivable, as we first recognized revenue in 2003, and a $207,000 decrease in inventory, offset in part by a $230,000 increase in accounts payable and accrued expenses and a $226,000 increase in deferred revenue.

        Equity financing activities.    We raised $11.0 million of net proceeds through sales of our Series B convertible preferred stock in February 2003. We raised an additional $14.4 million of net proceeds through sales of our Series C convertible preferred stock in June 2004. All of the shares of preferred stock will convert into common stock upon completion of this offering. In addition, we received proceeds from the issuance of restricted common stock and exercises of common stock options, net of the amount paid for the repurchase of common stock, in the amounts of $30,000 in 2003, $159,000 in 2004, $64,000 in 2005 and $130,000 during the six months ended June 30, 2006.

        Credit facility borrowings.    We previously maintained an equipment line of credit facility with a commercial bank under which we made borrowings of $1.8 million in 2001 and 2002. This equipment line of credit expired in 2003 and was converted into a term loan which was repaid in 2005. Additionally, during 2003, 2004 and 2005 we maintained two lines of credit with a commercial bank in the amount of $2.0 million. We did not draw against these lines of credit and they expired unused in July 2005. Based on information currently available to us, we believe that we will be able to enter into such an arrangement with a commercial bank on terms acceptable to us in the event we subsequently determine that such an arrangement is necessary or desirable to provide us with additional working capital.

        We believe our existing cash and cash equivalents, our cash flow from operating activities, and the net proceeds of this offering will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new products and enhancements, and our expansion of sales and marketing and product development activities. To the extent that our cash and cash equivalents, cash flow from operating activities, and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies and products that will complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or effect an equity or debt financing on terms acceptable to us or at all.

  Requirements

        Capital expenditures.    We have made capital expenditures primarily for evaluation systems for customer sales opportunities and equipment to support product development, as well as for leasehold improvements and other general purposes to support our growth. Our capital expenditures totaled $952,000 in 2003, $2.1 million in 2004, $3.6 million in 2005 and $3.4 million in the six months ended June 30, 2006. We expect to spend an additional $2.8 million in capital expenditures in the remainder of fiscal 2006, primarily for evaluation systems, equipment to support product development and other general purposes to support our growth. We are not currently party to any purchase contracts related to future capital expenditures.

        Contractual obligations and requirements.    Our only significant contractual obligation relates to the lease of our corporate headquarters in Burlington, Massachusetts. The following table sets forth our commitments to settle contractual obligations in cash after June 30, 2006:

	Balance 2006	2007	2008	2009	2010	Total
	(in thousands)
Operating leases as of June 30, 2006	$388	$735	$776	$820	$421	$3,140

        In July 2006, we entered into two operating leases for office facilities in Burlington, Massachusetts and Madrid, Spain which expire in 2010 and 2011, respectively. Our future additional obligations under these leases, which are not included in the total above, total approximately $2.1 million.

  Off-Balance-Sheet Arrangements

        As of June 30, 2006, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

  Foreign Currency Exchange Risk

        To date, substantially all of our international customer agreements have been denominated in U.S. dollars. Accordingly, we have limited exposure to foreign currency exchange rates and do not enter into foreign currency hedging transactions. The functional currency of our foreign operations in Europe and Asia is the U.S. dollar. Accordingly, all assets and liabilities of these foreign subsidiaries are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Revenue and expenses of these foreign subsidiaries are remeasured into U.S. dollars at the average rates in effect during the year. Any differences resulting from the remeasurement of assets, liabilities and operations of the European and Asian subsidiaries are recorded within other income in the consolidated statements of operations. If the foreign currency exchange rates fluctuated by 10% as of June 30, 2006, our foreign exchange exposure would have fluctuated by less than $10,000.

  Interest Rate Risk

        At June 30, 2006, we had unrestricted cash and cash equivalents totaling $33.1 million. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

Recent Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4. SFAS No. 151 modifies the accounting for abnormal inventory costs, and the manner in which companies allocate fixed overhead expenses to inventory. SFAS No. 151 is effective for inventory costs incurred during annual periods beginning after June 15, 2005. We adopted SFAS No. 151 effective as of January 1, 2006. Adoption is not expected to have a material effect on our consolidated financial position or results of operations.

        In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which requires entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods' financial statements, unless this would be impracticable. SFAS No. 154 supersedes APB Opinion No. 20, Accounting Changes, which previously required that most voluntary changes in accounting principles be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. Another significant change in practice under SFAS No. 154 will be that if an entity changes its method of depreciation, amortization, or depletion for long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate. Under APB No. 20, such a change would have been reported as a change in accounting principle. We adopted SFAS No. 154 as of January 1, 2006. Adoption is not expected to have a material effect on our consolidated financial position or results of operations.

        In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently analyzing the effects of FIN 48 on our consolidated financial position and our results of operations.

BUSINESS

Overview

        Acme Packet is the leading provider of session border controllers, or SBCs, that enable interactive communications service providers to deliver secure and high quality interactive communications—voice, video and other real-time multimedia sessions—across defined border points where Internet Protocol networks connect, known as network borders. Interactive communications service providers, which we refer to generally as service providers, include cable service providers, wireline and mobile wireless telecommunications service providers, information service providers and data transport service providers. The Internet Protocol, or IP, is a standardized method of transmitting information, such as interactive communications, from one device, such as a personal computer, server, IP telephone and personal digital advisor, to another device over any type of physical private or public network, including the Internet. Our Net-Net products, which consist of our hardware and proprietary software, serve as a central element in unifying the separate IP networks that comprise wireline, wireless and cable networks. Interactive communications service providers can use our products to create a premium service tier that delivers next-generation interactive communications services, such as Voice over IP, or VoIP, with the same quality assurance and security as they historically have offered for voice services over their legacy telephone networks.

        SBCs are deployed at the borders between IP networks, such as between two service providers or between a service provider and its business, residential or mobile customers as more fully described below in the sections entitled "Industry Background," "The Need for a New IP Element," "Our Solution" and "Our Technology." SBCs are the only network element currently capable of integrating the control of signaling messages and media flows. This capability complements the roles and functionality of routers, softswitches and data firewalls that operate within the same network. Our Net-Net products support a broad range of communications applications at multiple network border points, providing key control functions in the areas of security, service reach maximization, service level agreement assurance, revenue and profit protection and regulatory compliance, while also supporting next-generation service architectures such as IP Multimedia Subsystem, or IMS. IMS provides a blueprint for building a network capable of delivering IP-based voice, video and multimedia services to subscribers.

        We began shipping our Net-Net products in 2002. Since that time, approximately 300 interactive communications service providers in over 55 countries have purchased our products.

        We sell our products and support services through approximately 30 distribution partners and our direct sales force. Our distribution partners include many of the largest networking and telecommunications equipment vendors throughout the world.

Industry Background

        Since the advent of the Internet, interactive communications service providers have delivered voice and data services separately over the Public Switched Telephone Network, or PSTN, and the Internet. The PSTN, also known as the voice or traditional telephone network, was created decades ago to provide seamless, reliable and secure global voice communications services. Users are accustomed to the high reliability and security of the PSTN, and have high confidence in utilizing it to share personal information and engage in activities such as banking and commerce. The PSTN is limited, however, in its ability to support high bandwidth video and other interactive multimedia services.

        The Internet is a collection of IP networks that provides global reach for a broad range of information services such as e-mail, web browsing, electronic commerce and research. IP is a data-

oriented protocol which provides communicable unique global addressing among computers. Internet service quality, while adequate for these types of information services, can vary significantly depending upon, among other factors, available bandwidth, how busy a particular web site may be, how many people are using the network at a particular time and the activity being performed. Although the Internet is capable of cost-effectively transmitting any form of traffic that is IP-based, including interactive voice, video and data, it transmits only on a best-efforts basis, because all forms of traffic have the same priority. The Internet, therefore, attempts to deliver all traffic without distinction, which can result in significantly varying degrees of service quality for the same or similar types of traffic transmissions. In addition, Internet communications, unlike those over the PSTN, are subject to disruptive and fraudulent behavior, including identity theft, viruses, unwanted and excessively large input data known as SPAM, unauthorized use, and attempts to circumvent or bypass security mechanisms associated with those services, known as hacking. Although Internet users have adopted many security measures to protect themselves, their networks and their websites, these measures currently are not adequate to provide highly secure, real-time interactive communications.

Evolution to a Converged IP Network

        In recent years, interactive communications service providers have experienced a significant decrease in wireline voice revenue due to the competition from voice over IP, or VoIP, and mobile voice services. VoIP technology allows the routing of voice conversations over the Internet. This phenomenon has challenged service providers' business models, causing a decline in profitability and a significant reduction in capital expenditure budgets. Interactive service providers are focusing their efforts on introducing new revenue-generating opportunities, while rationalizing capital and network operations costs. For a graphic illustration of the interplay between the PSTN network and the IP network, see the inside cover of this prospectus.

        IP networks can be designed and operated more cost-effectively than the PSTN. In addition, IP networks are capable of delivering converged voice, video and data service packages to businesses and consumers. Service providers are seeking to provide these next-generation services to enhance their profitability by generating incremental revenue and by reducing subscriber turnover. However, managing two distinct networks—the PSTN and an IP network—is not a viable economic alternative. As a result, service providers are beginning to migrate to a single IP network architecture to serve as the foundation for their next-generation service offerings. In order to successfully transition to a single IP network, however, service providers must maintain the same reliability and security that have for decades exemplified their delivery of voice services.

Challenges of IP Networks in Delivering Session-Based Communications

        IP networks were designed initially to provide reliable delivery of data services such as file downloads and web site traffic that are not sensitive to latency, or time delay. If data packets are lost or misdirected, an IP network exhibits tremendous resiliency in re-transmitting and eventually executing the desired user request, which generally is an acceptable result for these types of data services. However, IP networks historically have not been capable of guaranteeing real-time, secure delivery of high quality sessions-based communications such as interactive voice and video.

        A session is a communications interaction that has a defined beginning and end, and is effective only when transmitted in real-time without latency or delays. In order to enable a session-based communication, a service provider must be able to control the session from its origination point to its defined end point. No single service provider's IP network extends far enough to enable that level of control, however, and the Internet lacks the fundamental quality of service and security mechanisms necessary to consistently deliver the security and quality of real- time multimedia communications that consumers and businesses require. In order to gain the trust of consumer and business customers, service providers must be able to assure secure and high quality interactive communications across multiple customer networks, access networks and other service provider networks.

The Need for a New IP Network Element

  Managing session-based communications

        In order to provide secure and high quality interactive communications, IP networks must be able to manage and integrate the communication flows that comprise a session. Each session includes three sets of bidirectional communication flows:

  •
  Session signaling messages, which are used to initiate, modify or terminate a session;

  •
  Media streams, which are data packets containing the actual media being exchanged; and

  •
  Media control messages, which are used to compile information used to report on quality of service levels.

        A session is initiated using signaling messages. These messages establish a virtual connection between the participants' personal computers, IP phones or other IP devices. In addition, they negotiate the IP addresses used for the session's media streams and control messages as well as the algorithms, referred to as codecs, used to digitize analog voice and video. Various codecs are required for voice and video, and they involve trade-offs between quality and bandwidth efficiency. Once the call is initiated, media streams and control messages flow in both directions between participants. Signaling messages also are used to transfer a call, place a call on hold and terminate a session.

        The management of session-based communications is complicated by the following characteristics of today's IP networks:

  •
  The identities of the participants are difficult to ascertain and security needs are complex.

  •
  The number of session signaling protocols, codecs and related standards continues to grow.

  •
  Addressing schemes are not consistent or compatible across networks.

  •
  Bandwidth and signaling element resources are finite.

  •
  Interactive communications service provider business models and regulatory compliance requirements continue to evolve and require network flexibility.

        Additionally, unlike typical data communications, not all session-based communications can be treated with the same priority. For example, a 911 call or a high quality enterprise video conference should take priority over a person calling into a reality TV program.

  Limitations of Existing Network Elements

        Successful session-based communications require tight integration between signaling and media control. However, existing network elements such as softswitches, routers and data firewalls do not provide the control functions required for session-based communications.

  •
  Softswitches, including Session Initiation Protocol, or SIP, servers, H.323 gatekeepers and Media Gateway Control Protocol, or MGCP, call agents, process only signaling messages while performing a variety of signaling-based functions, such as subscriber registration, authentication, authorization and session routing based upon telephone numbers or SIP addresses. Softswitches currently do not provide functions relating to, for example, media control for interactive communication sessions or protection against signaling-based denial of service and distributed denial of service, or DoS/DDoS, attacks. DoS/DDoS attacks prevent network equipment from receiving legitimate network traffic by overloading network equipment with unrequested information.

  •
  Routers make simple routing decisions for IP packets based upon IP addresses. Routers do not participate in call signaling, and therefore, are unable to recognize the multiple individual data packets that comprise a single voice call or multi-media session. Without signaling intelligence, routers currently are unable to perform key border control functions such as softswitch overload prevention or call routing based upon quality and cost requirements. Routers may use a number of quality of service technologies, such as Multi-Protocol Label Switching or MPLS, Differentiated Services or DiffServ, and Resource Reservation Protocol or RSVP, to provide preferential treatment to certain IP packets. However, routers using these technologies are currently incapable of classifying all the communications flows associated with a single voice call and handling those communications flows correctly as a single entity. Without the ability to identify the multiple individual packets that compromise a session, control call signaling, or understand the access link capacity and utilization, the router is unable to make any call admission or rejection decisions. As a result, the router will continue to send packets along a path even though the session should have been rejected because the quality was insufficient for the requested session. When this overloading of a path occurs, not only is the quality of the session associated with that packet insufficient to support the session, but other sessions using that same path also will suffer degradation.

  •
  Data firewalls are the most common security element in IP networks. Firewalls work by allowing into the network only traffic that has been requested from inside the network and by presenting a single IP address for all of the personal computers, phones and other devices behind it. The firewall effectively blocks session-based communications because it does not allow incoming calls from unknown endpoints. Furthermore, firewalls are not capable of identifying and protecting against service overloads or DoS/DDoS attacks on other signaling elements such as the softswitch.

Our Solution

        We provide a new category of network equipment called the session border controller, or SBC, to enable interactive communications service providers to offer secure and high quality interactive communications across multiple IP networks, including the separate IP networks that comprise wireline, wireless and cable networks. Prior to the advent of the SBC, IP network infrastructure equipment, such as softswitches, routers and data firewalls, were able to initiate and route undifferentiated data, but lacked the ability to target specifically the management of interactive communications sessions. The development of the SBC, unlike many emerging networking products, was not catalyzed by standards bodies, but rather by the pragmatic needs of service providers.

        To date, SBCs have been deployed around the world principally to deliver VoIP services, or the routing of voice conversations over the Internet. We believe that there is a significant demand for SBCs that can assure delivery of secure and high quality real-time interactive communications across all IP network borders. Infonetics Research, a market research and consulting firm specializing in data networking and telecommunications, projects that worldwide revenue for SBCs will increase from $86 million in 2005 to $571 million in 2009.

        SBCs are deployed at the borders of IP networks, such as between two service providers, referred to as an interconnect border, between a service provider and its business, residential or mobile customers, referred to as access-backbone borders, or between a carrier's network and its data center, referred to as a data center border. SBCs act as the source and destination for all signaling messages and media streams entering and exiting the provider's network. To that end, SBCs complement rather than replace softswitches, data firewalls or routers. At all borders, SBCs sit in front of softswitches and make call acceptance or rejection decisions. This function protects the softswitch from both malicious signaling attacks initiated by hackers and non-malicious overloads as well as ensures calls are only accepted when adequate network quality and softswitch resources are available. At many borders, SBCs sit alongside data firewalls. The data firewalls protect web and application servers and PCs from attacks while the SBC protects the softswitch. SBCs augment the simple and different packet-by-packet routing decisions routers make. Unlike routers that make simple and different routing decisions on a packet by packet basis, SBCs are able to classify these flows as a single interactive communication session and make more intelligent routing decisions to use the best path across the network to ensure secure, high quality communications.

  •
  Security. SBCs protect themselves, softswitches and other elements of the service delivery infrastructure, as well as customer networks, systems and relationships. They protect customer networks and session privacy, and provide DoS/DDoS protection from malicious attacks and non-malicious overloads.

  •
  Service reach maximization. SBCs extend the reach of offered services by maximizing the different types of networks and devices supported. Support is provided for enabling sessions to traverse existing data firewall and cross network translation, or NAT, devices, bridging private networks using overlapping IP addresses and virtual private networks, or VPNs, mediating between different signaling, transport and encryption protocols, converting between incompatible codecs, and translating signaling-layer telephone numbers, addresses and response codes.

  •
  Service level agreement assurance. SBCs play a critical role in assuring session capacity and quality. They perform admission control to ensure that both the network and service infrastructure has the capacity to support a session with high quality. SBCs also monitor and report actual session quality to determine compliance with performance specifications set forth in service level agreements between service providers and their customers.

  •
  Revenue and profit protection. SBCs can help service providers increase revenues and profits by protecting against both bandwidth and quality of service theft, by routing sessions to minimize costs, and by providing accounting and related mechanisms to maximize billable sessions.

  •
  Regulatory compliance. SBCs support compliance with government-mandated regulations worldwide, including emergency services such as E-9-1-1 and lawful intercept, which involves law enforcement agencies' electronic surveillance of circuit and packet-mode communications as authorized by judicial or administrative order, such as the Communications Assistance for Law Enforcement Act, or CALEA.

        Our SBCs utilize our proprietary technology to process session-based communications at network borders, and are designed to ensure that critical security and quality standards are met. Our key advantages include the following:

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  Significant experience in service provider deployments. We have significant experience in production deployments of SBCs by large interactive communications service providers, including deployments at 21 of the 25 largest wireline, wireless and cable service providers in the world, based on 2004 revenues. Our product functionality and quality have continually improved based on the knowledge about network challenges and complexities that we have acquired through deployments with approximately 300 large and small wireline, wireless and cable providers across the globe.

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  Breadth of applications and standards support. Our products are capable of processing the most widely used real-time interactive voice, video and multimedia communications sessions at wireline, wireless and cable IP network borders. We support a broad range of IP signaling protocols, such as SIP, H.323 and MGCP/NCS, transport protocols, encryption protocols, codecs, and addressing methods.

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  Depth of border control features. We offer a deep set of session border control features for security, service reach maximization, service level agreement assurance, revenue and profit protection, and regulatory compliance. In addition, our flexible product architecture facilitates rapid adoption of new control features required by emerging services, applications, business models and regulatory requirements.

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  Responsive service and support. Our responsiveness to our customers' and distribution partners' new feature requirements and interoperability testing, as well as our commitment to swift problem resolution, has been critical in deployments of our products.

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  Carrier-class platform. Interactive communications service providers operate complex, mission-critical networks that require security protection; high degrees of reliability, availability and maintainability, scalable performance and capacity, space and power-saving hardware design; and comprehensive network management. Products or platforms that satisfy these requirements are known as carrier-class. We have designed our products to be carrier-class.

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  Proven interoperability. We have demonstrated the ability of our SBCs to interoperate with key products being deployed by major vendors for next-generation services, such as softswitches, application servers, media gateways, media servers, policy servers and other communications infrastructure elements.

        We believe that these key advantages of our products and services, together with our deployment of our products in approximately 300 service provider networks, make Acme Packet the leading provider of SBCs.

Our Strategy

        Our objective is to grow our market and technology leadership in the SBC market. Principal elements of our strategy include:

  •
  Continue to satisfy the evolving border requirements of large service providers. By continuing to work closely with Tier-1 and other large service providers as they deploy and scale their services, we are well-positioned to gain valuable knowledge that we can use to expand and enhance our products' features and functionality. Our experience has demonstrated that new services, applications, business models and regulatory requirements will drive the need for supporting new interfaces, protocols and control features. For example, in January 2006, we began delivering support for media using TCP, a transport protocol used for many real-time, interactive gaming applications.

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  Exploit new technologies to enhance product performance and scalability. Our purpose-built hardware platforms incorporate leading edge hardware and proprietary software technology. We will seek to leverage new technologies as they become available to increase the performance, capacity and functionality of our product family, as well as to reduce our costs. For example, our Net-Net 9000 series can increase signaling performance by four to eight times over previously available levels and incorporates essential transcoding, or the ability to change data from one format to another.

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  Invest in quality and responsive support. Our professional services team, dedicated to product quality and responsive support, ensures that our customers successfully deploy our products and efficiently transition their subscribers to a converged IP network infrastructure. As we broaden our product platform and increase our product capabilities, we will continue to provide comprehensive service and support targeted at maximizing customer satisfaction and retention.

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  Facilitate and promote service interconnects among our customers. We facilitate and encourage business relationships and interconnections among our customers to extend the reach of their services and, consequently, to increase the value of their services to their customers. We expect that these interconnections, in turn, will lead to increased demand for both our customers' services and for our products.

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  Leverage distribution partnerships to enhance market penetration. We have approximately 30 distribution partners, which provide us with access to additional customers and increase our market penetration. As we invest in training and tools for our distribution partners' sales, systems engineering and support organizations, we expect the overall efficiency and effectiveness of these partnerships to increase, which will allow us to dedicate more of our resources to further penetrating the global market for our products and services.

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  Actively contribute to architecture and standards definition processes. As the result of our breadth and depth of experience with actual production deployments of SBCs, we are poised to contribute significantly to organizations developing standards and architectures for next-generation IP networks, such as the Internet Engineering Task Force, 3GPP, ETSI, ATIS, MultiService Forum and PacketCable. We believe that the evolution of these standards and architectures will increasingly be driven by the realities learned from the pragmatic needs of service providers, not by theories.

Technology

        Our SBCs are designed specifically to make networks "session aware" by enabling them to recognize, manage and integrate the various communication flows that comprise a single session and then treat those media flows as a single session with the appropriate priority, security and routing among other different networks. Acme Packet Session Aware Networking, our technology architecture, enables the delivery of secure and high quality interactive communication sessions across IP network borders. Implemented by the tight integration of our Net-Net OS software and Net-Net hardware platforms, our technology combines five elements that make the network session aware:

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  session routing policy;

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  session signaling service;

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  session media control;

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  session monitoring and reporting; and

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  session security service.

        Session Aware Networking is designed to enable these five elements to share information dynamically. The session routing policy element collects the information necessary to guide the session signaling service in the selection of the optimal route across multiple IP networks. The media control element moves voice packets in compliance with security, quality of service, bandwidth and regulatory requirements. The session monitoring and reporting element updates the routing policy element with information about actual signaling element load, bandwidth availability and route performance. The session security service element protects the SBC, service infrastructure, customer networks and sessions among customers' subscribers. We believe that the combination of these elements creates a comprehensive solution required to deliver secure and high quality interactive communications services across IP network borders.

        Session routing policy.    This software-based element defines and collects the information needed to make routing and related decisions. Session routing policy includes the following:

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  Admission control, which determines whether session initiation requests should be accepted based upon signaling element availability and load, bandwidth availability and observed session quality;

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  Routing, which determines the next signaling element on the network based upon multiple metrics, including source, destination, service provider preference, prefix, cost, time-of-day and time-of-week;

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  Load balancing, which determines how sessions should be load balanced across multiple signaling elements on the network utilizing round-robin, hunt, least busy or proportional allocations;

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  Number translations, which specifies how telephone numbers should be manipulated when being forwarded; and

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  Call limiting, which limits number or rate of calls to prevent overloads from less valuable sources or destinations.

        Session signaling service.    This software-based element supports a broad range of signaling protocols such as SIP, H.323, MGCP/NCS and H.248. Based on information received from the session routing policy element, the signaling service element selects the best path through the network for each session. It selects the next signaling element in the network, such as user devices, softswitches, gateways and application servers, that each session should visit. To initiate the session, this element signals the next device along the path. If no acceptable path is available, the signaling service rejects the initiation request. It performs network address and port translations for addresses exposed in the signaling messages for security and bridging incompatible networks, strips previous routing information to hide customers or suppliers and adds or strips codecs to ensure codec compatibility. It also determines if the media flows should be released peer-to-peer between endpoints or relayed through the media control element. For relayed sessions, it passes address information for the next signaling element in the path to the media control element. The signaling service also performs protocol repair and interworking by, for example, converting one protocol into another. Lastly, this element is able to track sessions for reporting and billing purposes.

        Session media control.    Once the session is established, this hardware-based element controls the media flows that are not released peer-to-peer between endpoints. Media control performs network address and port translations for security and bridging incompatible networks. It relays media to support the ability to address the cross network address translation and firewall devices, applies quality of service markings such as DiffServ bits and virtual area network, or VLAN, tags, performs transcoding between codecs when needed, and polices bandwidth usage in order to prevent, for example, a 64-Kbps voice session from switching to 384-Kbps video without permission. Media control also can extract touch tones embedded in the media flows, replicate the media flows for lawful intercept when required, and detect and repair certain session faults based on limits for items such as call length and maximum idle time. For example, if a signaling message terminating a session is lost, the session media control element notices and terminates the errant connection, freeing resources for other use.

        Session monitoring and reporting.    This element compiles signaling and media performance information on a per session basis. Media quality measurements may include objective network attributes, such as delay, jitter and packet loss, or subjective measurements using mean opinion score algorithms. Signaling performance information includes signaling element availability, load and call completion ratios. The reported information is used in fault and performance management and in service level agreement reporting, and is input to subsequent routing and admission control policy decisions.

        Session security service.    This element exploits integrated hardware and software capabilities to secure the SBC, the service infrastructure and subscriber sessions with respect to signaling and media flows. Static and dynamic access control lists for signaling messages are enforced by the SBC's network processing subsystem to protect the signaling processor from DoS/DDoS attack and overload. DoS/DDoS attacks prevent network equipment from receiving legitimate media flows by overloading the network equipment with unrequested information. To avoid such attacks, subscriber endpoints must earn trust through successful registrations or calls to gain trusted access. For media flows, an SBC acts as a media firewall, permitting access for authorized sessions and blocking other traffic. All internal bandwidth consumed by all signaling and media flows are policed in hardware for optimum scalability in DoS/DDoS protection.

        DoS/DDoS attack prevention entails blocking all attacks and overloads at the SBC. Many of the session routing policies described above prevent signaling and media overloads on the service infrastructure from legitimate subscribers. A hardware-based encryption engine can ensure confidentiality of both signaling and media flows for subscriber sessions.

Our Products

        Our Net-Net family of products consists of the Net-Net OS, 4000, 4000 PAC, 9000 and EMS. The brand name "Net-Net" reflects the role of these products in interconnecting IP networks for voice, video and multimedia services. Our Net-Net products serve as a central element in unifying the separate IP networks that comprise wireline, wireless and cable networks. Our products include our hardware platforms and proprietary software. They deliver high quality session border control functionality, performance, capacity, scalability, availability and manageability, while allowing interactive communications service providers to create a premium service tier of next-generation real-time, interactive communications.

        Our hardware and software products are designed to work in conjunction with each other. Our Net-Net OS software platform will only operate on our Net-Net SBC hardware platforms and, accordingly, our Net-Net SBC hardware platforms will only operate with our embedded software installed. Customers can purchase our SBCs in either a standalone or high-availability configuration and can license our software in various configurations depending on customers' requirements for session capacity, feature groups and protocols.

Acme Packet Net-Net OS

        The Acme Packet Net-Net OS is our software platform. It operates on all of the Net-Net 4000 and 9000 series SBC hardware platforms. It offers rich border control functionality in terms of architectural flexibility, signaling protocol breadth, control feature depth, and carrier-class availability and manageability.

        Net-Net OS supports all five required SBC control functions:

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  Security. Net-SAFE, our SBC security framework, protects the service delivery infrastructure and customer/subscriber networks, systems and relationships with support for SBC DoS/DDoS protection, access control, topology hiding, session privacy, virtual private network separation, service infrastructure DoS/DDoS prevention and fraud prevention.

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  Service reach maximization. Our SBCs extend the reach of offered services by maximizing the different types of networks and devices supported. Critical features include: NAT traversal, which is the ability to enable communication sessions to be carried over existing data firewall and NAT devices; bridging of private and public address spaces including VPNs, signaling, encryption and transport protocol interworking; transcoding; and number, address and response code translations.

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  Service level agreement assurance. Our SBCs support a number of features designed to guarantee session capacity and quality. These features include: admission control based upon signaling element load, bandwidth availability (including policy server interfaces) and observed quality of service; quality of service marking and mapping; and quality of service reporting.

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  Revenue and profit protection. Net-Net OS includes a number of features that help customers generate incremental revenues and protect against revenue leakage by service theft, including bandwidth policing, quality of service theft protection, accounting, session timers, routing and load balancing.

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  Regulatory compliance. Our SBCs support compliance with government-mandated regulations worldwide, including emergency services such as E-9-1-1 and lawful intercept such as CALEA in the United States.

        Other Net-Net OS features include the following:

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  Multi-protocol support. Net-Net OS provides support for a broad range of signaling protocols for interworking, load balancing and routing, and decomposed SBC control.

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  High availability. Our high availability configurations protect against loss of service in the event of hardware or software failures. The checkpointing of media, signaling and configuration state is designed to ensure no loss of active calls, or support for new call requests.

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  Management. Our SBCs include support for a comprehensive collection of element management tools and operational support system interfaces.

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  SBC architectural flexibility. Our SBCs support different architectural models. They can be configured as an integrated solution with signaling service and media control (each of which is described above) supported on a single hardware platform or a decomposed solution with media control and signaling service supported on two separate hardware platforms. The choice of integrated or decomposed SBC solutions provides our distribution partners and customers with increased flexibility and scalability in implementing next-generation architectures. An integrated SBC solution offers more session border control functionality and simplifies the evaluation, deployment and on-going support of the product. A decomposed solution enables scaling the signaling and media control elements independently for optimum performance and capacity. Our products also support both subscriber access and service provider interconnect applications.

Acme Packet Net-Net SBC Platforms

        The Acme Packet Net-Net 4000, 4000 PAC and 9000 hardware platforms address a broad range of interactive communications service provider requirements for performance, capacity and bandwidth. Each of these hardware platforms may be configured to support an SBC integrated with our proprietary software, although our hardware platforms are not designed to be used with software platforms from other SBC software providers. Our integrated SBCs include our hardware platform with our proprietary software, and customers may purchase our proprietary software separately to obtain new features or increase the capacity of their existing SBCs. We also offer decomposed SBCs with signaling service and media control (each of which is described above) supported on two separate hardware platforms. The choice of integrated or decomposed SBC solutions provides our distribution partners and customers with increased flexibility and scalability in implementing next-generation network architectures. An integrated SBC solution offers more session border control functionality and simplifies the evaluation, deployment, and on-going support of the product. A decomposed solution enables scaling the signaling and media control elements independently for optimum performance and capacity. Configurations supporting subscriber access in each case are available with and without IMS signaling control functionality to complement the IMS products offered by our distribution partners. Our SBC hardware platforms consist of:

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  Acme Packet Net-Net 4000, a carrier-class product that is the industry's most widely deployed SBC, satisfies most border requirements for performance, capacity and availability.

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  Acme Packet Net-Net 4000 PAC, a highly scalable, full-featured SBC hardware platform, offers higher levels of SIP performance, availability and capacity than the Net-Net 4000. The Net-Net 4000 PAC is a rack of three to nine Net-Net 4000 units that perform as a single, fully integrated SBC.

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  Acme Packet Net-Net 9000, our next-generation SBC platform, offers our highest levels of performance, capacity and availability in a single SBC hardware platform. The Net-Net 9000 supports transcoding between a wide selection of wireline codecs and wireless codecs.

        The following table outlines the differentiating features of our SBC hardware platforms:

	Net-Net 4000	Net-Net 4000 PAC	Net-Net 9000
Signaling performance (relative sessions/second)	1	2-8	4-8
Media capacity with quality of service reporting (number of sessions)	32,000	64,000-256,000	128,000
Transcoding capacity (number of sessions)	n/a	n/a	16,000
Network interfaces (number of active 1Gbps Ethernet)	4	8-32	8
High availability configuration	Inter-system	Inter-system	Intra- or inter-system
Size of high availability configuration (rack units)	2	6-18	7

Acme Packet Net-Net EMS

        The Acme Packet Net-Net Element Management System, or Net-Net EMS, is a network element management application for our Net-Net family of SBCs. Net-Net EMS is designed to enable interactive communications service providers to rapidly deploy and easily manage single or multiple Net-Net SBCs. As a standalone management system, Net-Net EMS is designed to support all required configuration, fault, performance and security management functions through an easy-to-use, browser-based graphical user interface. Net-Net EMS can efficiently integrate into existing and next-generation operational support systems, through industry-standard interfaces.

General

        Our SBCs support next-generation, converged fixed-mobile service architectures. They support both subscriber access and network interconnect border requirements in wireline, cable and wireless networks.

        The pricing of our SBCs depends upon the hardware platform (4000 or 9000) and related options, the signaling protocols used (for, example, SIP or H.323), the number of active sessions, and the software feature group options.

Support and Services

        We believe that the provision of a broad range of professional support services is an integral part of our business model. We offer services designed to deliver comprehensive support to our customers and distribution partners through every stage of our products' deployment. Our services can be categorized as follows:

        Professional Services.    Our professional services group provides pre-installation services, such as planning and consulting and network engineering and design, as well as installation and network integration services.

        Technical Assistance Center.    From our headquarters in Burlington, Massachusetts, we operate a technical assistance center to provide our customers with post-installation services such as support and maintenance, informational services, and technical support services. We provide remote assistance to customers worldwide, including periodic updates to our software and product documentation. To respond to our customers' needs, our technical assistance group is available 24 hours a day, 7 days a week and accessible by phone, by e-mail and, when required, on site.

        Training.    We offer an array of training services to our customers, including, a five-day course about configuration and administrative basics and a three-day course about troubleshooting maintenance. We present these courses monthly at our headquarters, and we also can deliver customized versions of the courses at customer sites.

        We had 56 employees dedicated to providing these services as of August 31, 2006. We believe our commitment to servicing our products and our customers provides us with a competitive advantage by helping us to retain customers and to identify new product opportunities.

Sales and Marketing

        We market and sell our products and support services indirectly through our distribution partners and directly through our sales force. Our sales and marketing team consisted of 58 employees as of August 31, 2006.

        Marketing and Product Management.    In addition to building brand awareness and broadly marketing our products, our marketing team actively supports our sales process and team and works to influence next-generation service architectures and interactive communications service provider requirements globally by actively contributing to industry-related standards organizations, conferences, trades shows, publications and analyst consulting services.

        Direct Sales.    Our direct sales team, with assistance from marketing, sells directly to large, individual service providers worldwide. We maintain sales offices in Burlington, Massachusetts; Madrid, Spain; and Tokyo, Japan. We also have sales and support personnel in Australia, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, Italy, Korea, Malaysia, Mexico, Peru and the United Kingdom and throughout the United States.

Distribution Partners

        We enter into non-exclusive distribution or reseller agreements with distribution partners around the globe to acquire new customers. These agreements typically have a duration of one to two years and provide for a full spectrum of sales and marketing services, implementation services, technical and training support, and warranty protection. They do not contain minimum sales requirements. We may seek to add distribution partners selectively, particularly in additional countries outside the United States, in order to complement or expand our business.

        We follow a standard contracting process with our distribution partners. The first time a distribution partner places an order for any of our products, we enter into a master agreement that contains general terms and conditions applicable to all purchases of our products by the distribution partner. By entering into this type of distribution partner agreement with us, a distribution partner does not become obligated to order or purchase any fixed or minimum quantities of our products. Our distribution partners generally order products from us by submitting purchase orders that describe, among other things, the type and quantities of our products that they desire to order and the delivery date and other applicable delivery terms that are applicable to these products. We typically do not offer contractual rights of return, stock balancing or price protection to our distribution partners, and actual product returns from distribution partners have been insignificant to date.

        Our sales fulfillment typically is provided through our distribution partners. While we may provide fulfillment services through our direct sales force from time to time at the request of a customer, we intend to continue to provide substantially all of our sales fulfillment through our distribution partners.

        As of August 31, 2006, we had approximately 30 distribution partners and resellers. Our partners include many of the largest networking and telecommunications equipment vendors in the world, as well as regionally focused system and network integrators.

        The following is a partial listing of our distribution partners and resellers as of August 31, 2006:

Worldwide	Asia Pacific	Europe, Middle East and Africa
Alcatel	Commverge Solutions (Asia)	Combis
Italtel		CTI Overseas
Motorola Nokia Sonus Networks UT Starcom Veraz Networks		Dimension Data

Customers

        Our products and services have been sold to approximately 300 customers in over 55 countries. These companies consist of legal entities that have either purchased products and services directly from us or have purchased our products through us or one of our distribution partners. Our customers include incumbent and competitive local exchange and long distance providers, international service providers, cable operators, Internet telephony service providers, voice application service providers, and wireless service providers. In addition to these many different service provider profiles, our customers reflect different services and applications, network types, business models and countries.

        The following is a partial listing of our end-user customers as of August 31, 2006:

Asia Pacific
AAPT
China Unicom
Dacom
Fusion Communications
Hanaro Telecom
iiNet
KDDI
Korea Telecom
Telstra Corporation
 Europe, Middle East and Africa
Auna (ONO Group)
Belgacom
Bezeq International
BT Albacom
Comunitel
Fibernet UK Limited
France Telecom
Internet Solutions
Koc.net
Lyse Tele AS
Neuf Cegetel
Portugal Telecom
T-Com Croatia
Telenor ASA

Central America and Latin America
Brasil Telecom
GVT
Telefonica de Peru
Telmex Latam
 United States and Canada
CenturyTel
CommPartners
Covad Communications Group
Cricket Communications
Earthlink
Global Crossing Telecommunications
Intrado
Nuvox Communications
Onvoy
Paetec Communications
Pac-West Telecomm
Penn Telecom
Primus Telecommunications
Qwest Business Resources
Speakeasy
Spirit Telecom
TelCove
Telecommunications Systems (TCS)
Telus Communications Company
VoIP, Inc.
XO Communications

        Revenue from customers located outside the United States and Canada represented 76% of our total revenue in 2003 (of which revenues from customers in Japan and Italy represented 60% and 11% of total revenue, respectively), 50% of our total revenue in 2004 (of which revenues from customers in Italy and Japan represented 17% and 12% of total revenue, respectively), 41% of our total revenue in 2005 and 35% of our total revenue in the first six months of June 30, 2006. The following is a list of our customers who accounted for at least 10% of our net revenue for the applicable period indicated below:

Year Ended December 31,
Six Months Ended June 30, 2006
2003	2004	2005
Nissho Electronics—36%	Italtel—15%	Sprint—14%	Sprint—17%
Sumitronics	Alcatel—13%	Lucent Technologies—14%	Alcatel—11%
Corporation—26%	Nissho Electronics—11%	Time Warner Cable—12%	Time Warner Cable—10%
Global Crossing		Alcatel—11%
Telecommunications—10%

        We follow a standard contracting process with all of our direct customers. The first time a direct customer places an order for any of our products we enter a master agreement that contains general terms and conditions applicable to all purchases of our products by such direct customer. By entering into an end-user agreement with us, a direct customer does not become obligated to order or purchase any fixed or minimum quantities of our products. Our direct customers generally order products from us by submitting purchase orders that describe, among other things, the type and quantities of our products that they desire to order and the delivery date and other applicable delivery terms that are applicable to products.

Research and Development

        Continued investment in research and development is critical to our business. We have assembled a team of 80 engineers as of August 31, 2006, with expertise in various fields of communications and network infrastructure. Our research and development organization is responsible for designing, developing and enhancing our software products and hardware platforms, performing product testing and quality assurance activities, and ensuring the compatibility of our products with third-party hardware and software products. We employ advanced software development tools, including automated testing, performance monitoring, source code control and defect tracking systems. In addition, we have invested significant time and financial resources into the development of our Net-Net family of products, including our Net-Net OS software platform.

        Research and development expense totaled $4.1 million for 2003, $5.6 million for 2004, $8.7 million for 2005 and $5.8 million for the six months ended June 30, 2006.

Manufacturing

        We outsource the manufacturing of our Net-Net products. We subcontract all of the manufacturing of our Net-Net 4000 series of products and a portion of our Net-Net 9000 series of our products to Jabil Circuit, Inc., a global provider of electronic manufacturing services. Jabil fulfills our manufacturing requirements in Billerica, Massachusetts, and has other locations across the United States at which our requirements may be fulfilled. Tyco Electronics manufactures a portion of our Net-Net 9000 series at its Stafford Springs, Connecticut facility. Once products are manufactured, they are sent to our headquarters in Burlington, Massachusetts, where we perform final assembly and quality-control testing to ensure reliability. We believe that outsourcing our manufacturing enables us to conserve working capital, better adjust manufacturing volumes to meet changes in demand and more quickly deliver products. We do not have a written agreement with either Jabil or Tyco. We submit purchase orders to these contract manufacturers that describe, among other things, the type and quantities of our products or components to be manufactured by the applicable contract manufacturer, the delivery date and other delivery terms that are applicable to these products or components. Neither Jabil nor Tyco have any written contractual obligation to accept any purchase order that we submit for the manufacture of any of our products or components. If Jabil or Tyco accepts in writing a purchase order submitted by us, the applicable contract manufacturer is legally obligated to manufacture the product or component covered by the purchase order and we are obligated to purchase and take delivery of such product or component. We recently provided initial purchase orders to Benchmark Electronics for the manufacture of our Net-Net 4000 series products at its Hudson, New Hampshire facility. Depending on Benchmark's performance on these initial purchase orders, we may utilize Benchmark as a second-source contract manufacturer of our 4000 series products.

        Although there are multiple sources for most of the component parts of our products, some of our network processors, traffic managers, microprocessors and network search engines are sourced from single or, in some cases, limited sources. For example, our contract manufacturers purchase through electronics distributors various types of network processors, traffic managers, microprocessors and network search engines from various component manufacturers, including Applied Micro Circuits Corporation, Broadcom Corporation, Freescale Semiconductor, Inc. and Integrated Device Technology, Inc., which are presently our contract manufacturers' sole sources for these particular components. We do not have a written agreement with any of these component manufacturers to guarantee the supply of the key components used in our products, and we do not require any of our contract manufacturers to have a written agreement with any of these component manufacturers. We regularly monitor the supply of the component parts and the availability of alternative sources. Also, we have entered into arrangements with a few electronics distributors which require the electronics distributors to establish and maintain at least three months' inventory of certain key components, and, at the request of our contract manufacturers, to supply all or a portion of the key components held pursuant to this arrangement to our contract manufacturers for use in the manufacture of our products. Our contractual arrangements with the electronics distributors do not provide for the electronics distributors to enter into any contract with any of these component manufacturers to guarantee the supply of these key components. Our contract manufacturers provide forecasts to the electronics distributors of our manufacturers' requirements of these key components. These electronics distributors use the forecasts to source the key components from time to time, to the extent that these key components are available from the applicable component manufacturers, with the objective of maintaining at all times at least three months' supply of these key components available for delivery to our contract manufacturers. When our contract manufacturers require certain key components for use in the manufacture of our products, we direct them to issue purchase orders to the applicable electronics distributor and, if the applicable electronics distributor has the requested quantities of these key components on hand, it will accept the purchase order issued by our contract manufacturers and supply the quantities of the key components covered by the purchase order. Despite these arrangements, we cannot be certain or provide any assurance that the applicable component manufacturers will accept all of the purchase orders, or any of them, issued by these electronics distributors and agree to supply any of the quantities of these components requested by these electronics distributors. Accordingly, we cannot be certain or provide any assurance that these electronics distributors will have at all times at least three months' inventory of these key components or any quantities of the key components in inventory or that our contract manufacturers will be able to source their requirements of these key components from other sources in the event that the electronics distributors cannot meet our contract manufacturers' requirements.

        If our supply of any key component is disrupted, we may be unable to deliver our products to our customers on a timely basis, which could result in lost or delayed revenue, injury to our reputation, increased manufacturing costs and exposure to claims by our customers. Even if alternate suppliers are available, we may have difficulty identifying them in a timely manner, we may incur significant additional expense in changing suppliers, and we may experience difficulties or delays in the manufacturing of our products.

Competition

        The market for SBCs is competitive and continually evolving. While we believe we are currently the market leader, we expect competition to persist and intensify in the future as the SBC market grows and gains greater attention. We believe the following factors are the principal methods of competition in the SBC market:

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  customer traction and experience;

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  breadth of standards support;

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  depth of border control features;

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  proven interoperability and a carrier-class platform; and

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  competitive costs.

        Our primary competitors generally consist of start-up vendors, such as Newport Networks and NexTone and more established network equipment and component companies, such as Ditech Networks, through its acquisition of Jasomi, Juniper Networks, through its acquisition of Kagoor and AudioCodes, through its acquisition of Netrake. We also compete with some of the companies with which we have distribution partnerships, such as Sonus Networks. We believe we compete successfully with all of these companies based upon our experience in interactive communications service provider networks, the breadth of our applications and standards support, the depth of our border control features, the demonstrated ability of our products to interoperate with key communications infrastructure elements, and our comprehensive service support. We also believe our products are priced competitively with other market offerings. As the SBC market opportunity grows, we expect competition from additional networking and telecommunications equipment suppliers, including other of our distribution partners. For example, Cisco Systems recently announced a new product for the SBC market.

        Our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our competitors may have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. In addition, these companies may have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to market and sell their products more effectively. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively.

Intellectual Property

        Our success as a company depends upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

        We have been issued four U.S. patents, and two U.S. patents have been allowed. In addition, one other U.S. provisional and nine U.S. utility patent applications are pending, as well as counterparts pending in other jurisdictions around the world. Once a patent is "allowed" by the U.S. Patent Office, the patent will be issued upon the completion of certain administrative procedures. A U.S. provisional application can be filed with the U.S. Patent Office to establish a priority date for potentially inventive intellectual property. To patent the inventive intellectual property disclosed in a provisional filing, a U.S. utility patent application must be filed with the U.S. Patent Office referencing the U.S. provisional patent within one calendar year. One advantage of filing a provisional patent is the establishment of an earlier priority date which may have value during a patent infringement lawsuit. Our three registered trademarks in the United States are "Acme Packet," "Net-Net" and "Acme Packet Session Aware Networking."

        In addition to the protections described above, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by U.S. and international copyright laws. We also incorporate a number of third party software programs into our Net-Net appliances pursuant to license agreements.

        We may not receive competitive advantages from the rights granted under our patents and other intellectual property rights. Our competitors may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around the patents owned or licensed by us. Our existing and future patents may be circumvented, blocked, licensed to others or challenged as to inventorship, ownership, scope, validity or enforceability. It is possible that literature we may be advised of by third parties in the future could negatively affect the scope or enforceability of either our present or future patents. Furthermore, our pending and future patent applications may not issue with the scope of claims sought by us, if at all, or the scope of claims we are seeking may not be sufficiently broad to protect our proprietary technologies. Moreover, we have adopted a strategy of seeking limited patent protection with respect to the technologies used in or relating to our products. If our products, patents or patent applications are found to conflict with any patents held by third parties, we could be prevented from selling our products, our patents may be declared invalid or our patent applications may not result in issued patents. In foreign countries, we may not receive effective patent, copyright and trademark protection. We may be required to initiate litigation in order to enforce any patents issued to us, or to determine the scope or validity of a third party's patent or other proprietary rights. In addition, in the future we may be subject to lawsuits by third parties seeking to enforce their own intellectual property rights, as described in "Risk Factors—Claims by other parties that we infringe their proprietary technology could force us to redesign our products or to incur significant costs."

        We license our software pursuant to agreements that impose restrictions on customers' ability to use the software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute nondisclosure and assignment of intellectual property agreements and by restricting access to our source code. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties.

Employees

        As of August 31, 2006, we had 226 employees and 5 full-time independent contractors, consisting of 53 employees and 5 full-time independent contractors engaged in sales and marketing, 80 employees in engineering, 56 employees in professional support services, 17 employees in manufacturing, and 20 employees in finance, administration and operations. A total of 43 of those employees were located outside of the United States. None of our employees are represented by labor unions or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our current employee relations to be good.

Facilities

        We lease approximately 72,000 square feet of office space in Burlington, Massachusetts pursuant to leases that expire in June 2010. We also maintain sales offices in Madrid, Spain and Tokyo, Japan. We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

        We are not currently a party to any material litigation, and we are not aware of any pending or threatened litigation against us that could have a material adverse effect on our business, operating results or financial condition. The software and communications infrastructure industries are characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, we may be involved in various legal proceedings from time to time.

MANAGEMENT

Directors and Executive Officers

        Our directors and executive officers and their ages and positions as of August 31, 2006, are set forth below:

Name	Age	Position(s)
Andrew D. Ory (I)	40	President and Chief Executive Officer; Director
Patrick J. MeLampy (III)	47	Chief Technology Officer; Director
Keith Seidman	50	Chief Financial Officer
Dino DiPalma	39	Vice President Sales and Business Development
Ephraim Dobbins	46	Vice President Engineering
Seamus Hourihan	52	Vice President Marketing and Product Management
Erin Medeiros	33	Vice President Professional Services
Robert G. Ory (III)	74	Director
Gary J. Bowen (1)(2) (II)	59	Director
Sonja L. Hoel (2)(3) (I)	40	Director
Robert Hower (1)(3) (II)	42	Director

(1)
Member of Audit Committee
(2)
Member of Compensation Committee
(3)
Member of Nominating and Corporate Governance Committee
(I)
To be classified as Class I director
(II)
To be classified as Class II director
(III)
To be classified as Class III director

        Andrew D. Ory is a co-founder of Acme Packet and has served as our President and Chief Executive Officer and one of our directors since our inception in August 2000. Prior to founding Acme Packet, Mr. Ory was a co-founder, Chief Executive Officer and Chairman of Priority Call Management, Inc., a producer of network-based solutions that allowed service providers to offer prepaid calling, enhanced messaging and one number services, from 1991 until 1999. In 1999, Mr. Ory managed the acquisition of Priority Call by the LHS Group for $162 million.

        Patrick J. MeLampy is a co-founder of Acme Packet and has served as our Chief Technology Officer and one of our directors since our inception in August 2000. Prior to founding Acme Packet, Mr. MeLampy served as the Vice President of Engineering for Priority Call Management, Inc. from 1991 through its acquisition by the LHS Group in 1999.

        Keith Seidman has served as our Chief Financial Officer since February 2001. Upon completion of the offering, Mr. Seidman will also serve as our Treasurer. Prior to joining Acme Packet, Mr. Seidman served as the Chief Financial Officer of Spotfire, Inc., an interactive, visual data analysis applications and services company. From September 1996 to September 1999, he served as Chief Financial Officer for Priority Call Management, Inc. From July 1991 to September 1996, Mr. Seidman served as Executive Vice President and Chief Financial Officer of Duracraft Corp., a consumer products company, where he helped plan and execute its initial public offering and its subsequent acquisition by Honeywell Inc. Mr. Seidman is a Certified Public Accountant.

        Dino DiPalma has served as our Vice President Sales and Business Development since February 2001. Prior to joining Acme Packet, he served six years as Manager of Systems Engineering, Vice President of CALA Sales and Vice President Business Development at Sema Priority Call, Inc., a developer and marketer of open, distributed telecommunications solutions for next-generation public networks.

        Ephraim Dobbins has served as our Vice President Engineering since March 2001. Prior to joining Acme Packet, Mr. Dobbins spent five years as a Senior Manager at Bay Networks, a data networking company (which was subsequently acquired by Nortel Networks). Prior to joining Bay Networks, Mr. Dobbins was a principal engineer at Lockheed Sanders, a provider of software and hardware platforms for wireless applications and services (which was subsequently acquired by BAE Systems).

        Seamus Hourihan has served as our Vice President Marketing and Product Management since August 2001. Prior to joining Acme Packet, Mr. Hourihan was Vice President of Marketing for Pingtel, Inc., a provider of SIP products and technology, from November 1999 to July 2001.

        Erin Medeiros has served as our Vice President Professional Services since November 2005. Ms. Medeiros served as our Manager of Systems Engineering from June 2001 to October 2005. Prior to joining Acme Packet, Ms. Medeiros spent six years in systems engineering at Sema Priority Call, Inc.

        Robert G. Ory has served as one of our directors since our inception in August 2000. Since August 2000, Mr. Ory has also served as our Treasurer and upon completion of the offering, Mr. Ory will serve as our Assistant Treasurer. Prior to joining Acme Packet, Mr. Ory was a co-founder, Treasurer, Clerk and director of Priority Call Management, Inc. from its inception in 1991 until its sale to the LHS Group in 1999.

        Gary J. Bowen has served as one of our directors since January 2001 and has been a private investor since 1996. From January 1990 to 1996 he served as Executive Vice President of Field Operations and Chief Marketing Officer of Bay Networks.

        Sonja L. Hoel has served as one of our directors since January 2001. Ms. Hoel has been a managing director and general partner of Menlo Ventures, a venture capital firm, since July 1996 and has been employed by Menlo Ventures since July 1994.

        Robert Hower has served as one of our directors since February 2003. Mr. Hower is a General Partner at Advanced Technology Ventures, a venture capital firm. Prior to joining Advanced Technology Ventures in March 2002, he was a director at BancBoston Ventures, a venture capital firm, which he joined in February 2000.

Board of Directors

        We have a board of directors currently consisting of six members. We expect that an additional director will be elected to the board prior to, or shortly after, the completion of this offering. In accordance with our restated bylaws, which will become effective upon completion of this offering, the board will be divided into three classes, each of whose members will serve for a staggered three-year term. The board initially will consist of two class I directors: Sonja L. Hoel and Andrew D. Ory; two class II directors: Gary J. Bowen and Robert Hower; and two class III directors: Patrick J. MeLampy and Robert G. Ory. Notwithstanding the foregoing, the initial terms of the class I directors, class II directors and class III directors will expire upon the election and qualification of successor directors at the annual general meeting of stockholders held during the calendar years 2007, 2008 and 2009, respectively. Thereafter, at each annual general meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

        In addition, our restated bylaws will provide that the authorized number of directors may be changed only by resolution approved by a majority of the board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors.

        Each of our directors currently serves on the board pursuant to the voting provisions of the second amended and restated voting agreement, referred to as the voting agreement, between us and certain of our stockholders. The voting provisions of the voting agreement will terminate upon the closing of this offering.

        Robert G. Ory, a director and our Treasurer, is the father of Andrew D. Ory, a director and our President and Chief Executive Officer. Upon the completion of our offering, Mr. Robert Ory will be our Assistant Treasurer and will continue to serve as one of our directors. There are no other family relationships among any of our directors or officers.

Board Committees

        The board of directors has established three standing committees—Audit, Compensation, and Nominating and Corporate Governance—each of which operates under a charter that has been approved by the board.

        The board has determined that all of the members of each of the board's three standing committees are independent as defined under the rules of the Nasdaq Stock Market and the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act.

Audit Committee

        The Audit Committee's responsibilities include:

  •
  appointing, retaining, approving the compensation of and assessing the independence of our registered public accounting firm, including pre-approval of all services performed by our registered public accounting firm;

  •
  overseeing the work of our registered public accounting firm, including the receipt and consideration of certain reports from the firm;

  •
  reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  establishing procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our registered public accounting firm and management; and

  •
  preparing the audit committee report required by SEC rules.

        The members of the Audit Committee are Gary J. Bowen and Robert Hower. The board of directors has determined that Mr. Bowen is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K. We expect that the additional director to be elected as described above will be named as the chair of the audit committee and identified as the audit committee financial expert.

Compensation Committee

        The Compensation Committee's responsibilities include:

  •
  annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation and the compensation structure for our officers;

  •
  approving the chief executive officer's compensation;

  •
  reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers; and

  •
  overseeing and administering our equity incentive plans.

        The members of the Compensation Committee are Gary J. Bowen and Sonja L. Hoel.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee's responsibilities include:

  •
  identifying individuals qualified to become directors;

  •
  recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

  •
  reviewing and making recommendations to the board with respect to management succession planning;

  •
  developing and recommending to the board corporate governance principles; and

  •
  overseeing an annual evaluation of the board.

        The members of the Nominating and Corporate Governance Committee are Sonja L. Hoel and Robert Hower.

        From time to time, the board may establish other committees to facilitate the management of our business.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

        In June 2006, the board of directors adopted a Code of Business Conduct and Ethics for Employees, Executive Officers and Directors.

Whistleblower Policy

        In June 2006, the board of directors adopted a Policy on Complaints of Accounting, Internal Accounting Controls and Auditing Matters, or a whistleblower policy. This policy provides protection for employees who provide information, cause information to be provided, or otherwise assist in an investigation which the employee reasonably believes is related to fraud.

Director Nomination Process

        The process followed by our Nominating and Corporate Governance Committee to identify and evaluate director candidates will include requests to directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the committee and the board of directors.

        In considering whether to recommend any particular candidate for inclusion in the board's slate of recommended director nominees, the Nominating and Corporate Governance Committee will apply the criteria set forth in our Corporate Governance Guidelines. These criteria will include the candidate's skills, expertise, industry and other knowledge and business and other experience that would be useful to the effective oversight of our business. The committee will not assign specific weights to particular criteria and no particular criterion is a prerequisite for a prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the board to fulfill its responsibilities.

Compensation of Directors

        Non-employee directors will be eligible to participate in our 2006 director option plan. Pursuant to this plan, each non-employee director will be eligible to receive an option to purchase a number of shares of common stock upon his or her initial appointment or election to the board of directors. Non-employee directors also will be eligible to receive an option to purchase a number of shares of common stock at each year's annual general meeting at which he or she serves as a director. The fair value of each option will be determined by the board using a generally accepted option pricing valuation methodology, such as the Black-Scholes model or binomial method, with such modifications as it may deem appropriate to reflect the fair value of such options. All options will vest one-third upon the first anniversary of the date of grant and one-third per year thereafter, so long as the optionholder continues to serve as a director on such vesting date. Each option will terminate upon the earlier of ten years from the date of grant or three months after the optionee ceases to serve as a director. The exercise price of these options will be the fair market value of our common stock on the date of grant.

        In December 2005, we granted an option to purchase 300,000 common shares under our 2000 Equity Incentive Plan, as amended, to each of Andrew D. Ory and Patrick J. MeLampy, both of whom are employee directors. Each option has a term of five years and an exercise price of $1.10 per share, which represented 110% of the fair market value of our common stock on the date of grant as determined by the board. These options were granted to Mr. Ory and Mr. MeLampy in their capacities as our Chief Executive Officer and Chief Technology Officer, respectively, and not in their capacities as directors.

        We have not provided cash compensation to any director for his or her services as a director; however, non-employee directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board and its committees.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or Compensation Committee. None of the current members of our Compensation Committee has ever been an employee of Acme Packet or any subsidiary of Acme Packet.

Executive Compensation

        The table below sets forth the total compensation paid or accrued for the fiscal year ended December 31, 2005 for our chief executive officer and each of our other four most highly compensated executive officers who were serving as executive officers on December 31, 2005. We refer to these officers as our "named executive officers" in this prospectus.

Summary Compensation Table

				Long-Term Compensation Awards
	Annual Compensation
Name and Principal Position				Securities Underlying Options(#)	All Other Compensation($)(1)
	Salary($)		Bonus($)
Andrew Ory President and Chief Executive Officer	$200,000		$107,136	300,000	$667
Patrick MeLampy Chief Technology Officer	200,000		107,136	300,000	774
Dino DiPalma Vice President Sales and Business Development	294,418	(2)	—	240,000	567
Keith Seidman Chief Financial Officer	185,000		69,370	180,000	877
Seamus Hourihan Vice President Marketing and Product Management	165,000		61,870	180,000	779

(1)
Represents long term life and long term disability premiums.

(2)
Includes commissions.

Option Grants in Last Fiscal Year

        The following table sets forth certain information with respect to options granted to each of our named executive officers during the fiscal year ended December 31, 2005.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted(1)
		Percent of Total Options Granted in Fiscal 2005
Name			Exercise Price Per Share(2)	Expiration Date
					5%	10%
Andrew Ory	300,000	6.27%	$1.10	12/23/2010	$2,924,518	$3,776,801
Patrick MeLampy	300,000	6.27	1.10	12/23/2010	2,924,518	3,776,801
Dino DiPalma	60,000 30,000 150,000	1.25 0.63 3.13	0.55 0.85 1.00	01/19/2015 11/23/2015 12/23/2015	797,736 389,868 1,926,841	1,289,809 635,904 3,157,022
Keith Seidman	30,000 150,000	0.63 3.13	0.85 1.00	11/23/2015 12/23/2015	389,868 1,926,841	635,904 3,157,022
Seamus Hourihan	30,000 150,000	0.63 3.13	0.85 1.00	11/23/2015 12/23/2015	389,868 1,926,841	635,904 3,157,022

(1)
Stock options granted to our executive officers vest as to 25% after one year and in equal installments at the end of each month thereafter.

(2)
The exercise price per share was determined to be equal to or higher than the fair market value of our common stock as valued by the board of directors on the date of grant.

(3)
Amounts reported in these columns represent amounts that may be realized upon exercise of the stock options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on our common stock over the term of the stock options, net of exercise price. In accordance with SEC rules and regulations, these amounts have been determined by multiplying the aggregate number of common shares underlying options by the difference between the midpoint of the range set forth on the cover of this prospectus and the exercise price for those common shares. These numbers are calculated based on rules promulgated by the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises and common share holdings are dependent on the timing of the exercise and the future performance of our common stock.

Option Exercises and Fiscal Year-End Option Values

        The following table sets forth certain information for each of the named executive officers regarding option exercises during the fiscal year ended December 31, 2005. There was no public trading market for our common stock as of December 31, 2005. Accordingly, as permitted by the rules of the SEC, amounts described in the following table under the heading "Value of Unexercised In-The-Money Options as of December 31, 2005" are determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $8.50 per share, the mid-point of the estimated price range shown on the cover of this prospectus, and the per share option exercise price.

					Value of Unexercised In-The-Money Options as of December 31, 2005
			Number of Securities Underlying Unexercised Options as of December 31, 2005
	Shares Acquired on Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Andrew Ory	—	$—	39,583	360,417	$323,393	$2,713,607
Patrick MeLampy	—	—	39,583	360,417	323,393	2,713,607
Dino DiPalma	—	—	81,250	308,750	672,708	2,398,792
Keith Seidman	—	—	49,166	210,834	407,245	1,608,756
Seamus Hourihan	—	—	98,125	185,625	814,438	1,401,188

Change of Control Provisions

        Pursuant to his incentive stock option agreement dated December 23, 2005, Andrew D. Ory, a director and our President and Chief Executive Officer, will vest in 50% of his option shares if, within one year following a sale of our company, he experiences any adverse change in authority, duty or responsibility, he terminates his employment following a relocation by more than 50 miles of our principal place of business, or he is terminated without cause. Pursuant to his incentive stock option agreement dated May 19, 2004, Mr. Ory will vest in 50% of his then unvested option shares upon a sale of our company.

        Pursuant to his incentive stock option agreements dated November 23, 2005, August 16, 2004, September 18, 2003 and February 27, 2003, Keith Seidman, our Chief Financial Officer, will vest in 50% of his then unvested option shares upon a sale of our company and will vest in full if, within one year following a sale of our company, he dies, experiences any adverse change in authority, duty or responsibility, terminates his employment following a relocation of our principal place of business by more than 50 miles, or is terminated without cause, all of his option shares will vest. Pursuant to his incentive stock option agreement dated December 23, 2005, Mr. Seidman will vest in 50% of his then unvested option shares if, within one year of a sale of our company, he experiences any adverse change in authority, duty or responsibility, he terminates his employment following a relocation of our principal place of business by more than 50 miles, or he is terminated without cause.

        Pursuant to his incentive stock option agreement dated December 23, 2005, Patrick J. MeLampy, a director and our Chief Technology Officer, will vest in 50% of his then unvested option shares if, within one year following a sale of our company, he experiences any adverse change in authority, duty or responsibility, he terminates his employment following a relocation of our principal place of business by more than 50 miles, or he is terminated without cause. Pursuant to his incentive stock option agreement dated May 19, 2004, Mr. MeLampy will vest in 50% of his then unvested option shares upon a sale of our company.

        Pursuant to his incentive stock option agreement dated December 23, 2005, Dino DiPalma, our Vice President Sales and Business Development, will vest in 50% of his then unvested option shares if, within one year following a sale of our company, he experiences any adverse change in authority, duty or responsibility, he terminates his employment following a relocation of our principal place of business by more than 50 miles, or he is terminated without cause. Pursuant to his incentive stock option agreements dated November 23, 2005, January 19, 2005, August 16, 2004, January 14, 2004 and September 17, 2002, Mr. DiPalma will vest in 50% of his then unvested option shares upon a sale of our company.

        Pursuant to his Employee Stock Purchase Agreements dated September 15, 2004 and January 29, 2004, Seamus Hourihan, our Vice President Marketing and Product Management, will vest in 50% of his then unvested restricted shares upon a sale of our company. Pursuant to his incentive stock option agreement dated September 17, 2002, Mr. Hourihan will vest in 50% of his option shares upon a sale of our company.

        The foregoing is not a complete description of the option agreements and stock purchase agreements and is qualified by the full text of such agreements filed as exhibits to the registration statement of which this prospectus is a part.

Equity Benefit Plans

Amended and Restated 2000 Equity Incentive Plan

        We initially adopted, and our stockholders initially approved, our 2000 Equity Incentive Plan, which we refer to as the 2000 plan, in August 2000. In May 2006, the board of directors and stockholders approved an increase in the number of shares of common stock reserved for issuance under the plan to an aggregate of 12,200,000 shares of our common stock. In September 2006 the board and stockholders approved the Amended and Restated 2000 Equity Incentive Plan but did not increase the number of shares previously reserved for issuance.

        As of September 15, 2006, there were an aggregate of 12,200,000 shares of common stock reserved for issuance under the 2000 plan, of which options to purchase 8,475,008 shares of common stock were outstanding, 1,800,151 restricted shares were outstanding and 607,859 shares remained available for future awards. Upon the effective date of this offering, no further awards will be made under the 2000 plan and all shares remaining available for grant will be transferred into the 2006 Equity Incentive Plan discussed below.

        The 2000 plan provides for the grant of incentive stock options, nonstatutory stock options and restricted and non-restricted stock awards, which we collectively refer to as awards. Our and our subsidiaries' employees, officers, non-employee directors and consultants, are eligible to receive awards, except that incentive options may be granted only to employees.

        Administration.    A committee designated by the board of directors administers the 2000 plan. Subject to the terms of the 2000 plan, the committee selects the recipients of awards and determines the:

  •
  number of shares of common stock covered by the awards and the dates upon which such awards become exercisable or any restrictions lapse, as applicable;

  •
  form of award and the price and method of payment for each such award;

  •
  vesting period of an option or shares of restricted stock;

  •
  exercise date or dates of advancement;

  •
  exercise price or purchase price of awards; and

  •
  duration of stock options.

        Incentive Stock Options.    Incentive stock options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and are granted pursuant to incentive stock option agreements. The committee determines the exercise price for an incentive stock option, which may not be less than 100% of the fair market value of the stock underlying the option determined on the date of grant. Notwithstanding the foregoing, incentive stock options granted to employees who own, or are deemed to own, more than 10% of our voting stock, must have an exercise price not less than 110% of the fair market value of the shares underlying the option determined on the date of grant.

        Nonstatutory Stock Options.    Nonstatutory stock options are granted pursuant to nonstatutory stock option agreements. The committee determines the exercise price for a nonstatutory stock option.

        Transfer of Options.    Incentive stock options are not transferable other than by will or the laws of descent and distribution. A nonstatutory stock option generally is not transferable other than by will or the laws of descent and distribution unless the committee determines at or after the grant that the award may be transferred to an immediate family member.

        Restricted Stock and Other Stock Based Awards.    Restricted stock and other stock based awards may be granted on such terms as may be approved by the committee. Rights to acquire shares under a restricted stock or other stock based award may be transferable only to the extent provided in award agreement.

        Changes to Capital Structure.    In the event of certain changes in our capital structure, such as a share split, the number and kind of shares reserved under the plan, the number and kind of shares subject to the award outstanding and the exercise price or repurchase price, if applicable, of all outstanding awards will be appropriately and proportionately adjusted.

        Change of Control of Company.    In the event of a Change of Control of our company, as such term is defined in the 2000 plan, the committee shall have the discretion to provide for any or all of the following: acceleration of all outstanding options, termination of our repurchase rights with respect to restricted stock awards, assumption or substitution of all outstanding options by the acquiring entity, or the termination of all outstanding options.

        The committee also has the authority to accelerate options in whole or in part at any time and to waive or terminate at any time our repurchase rights with respect to restricted stock awards.

  2006 Equity Incentive Plan

        The board of directors adopted and our stockholders approved our 2006 Equity Incentive Plan, which we refer to as the incentive plan, in September 2006. The incentive plan will become effective upon the effective date of this offering. The number of shares of common stock that may be issued pursuant to awards granted under the incentive plan initially shall be 3,000,000, which number will be increased annually on January 1 of each year, from 2006 and until 2016, by the lesser of (a) 3,000,000 shares of common stock or (b) five percent of our outstanding equity on a fully diluted basis as of the end of the immediately preceding fiscal year. The Board may waive the annual increases, in whole or in part. As of the date hereof, no awards for common stock have been issued under the incentive plan.

        The following types of shares issued under the incentive plan may again become available for the grant of new awards under the incentive plan: shares underlying options, restricted shares and restricted stock units issued under the incentive plan that are forfeited or repurchased prior to becoming fully vested; and shares tendered to us to pay the exercise price of an option by means of a net exercise. Shares issued under the incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

        The incentive plan provides for the grant of incentive stock option, nonstatutory stock options, restricted and non-restricted stock awards and restricted stock unit awards, which we collectively refer to as awards in connection with the incentive plan. Our and our subsidiaries' employees, officers, non-employee directors and consultants will be eligible to receive awards, except that incentive stock options may be granted only to employees.

        Administration.    The board of directors will administer the incentive plan. The board may delegate authority to administer the incentive plan to a committee. Subject to the terms of the incentive plan, the plan administrator (the board or its authorized committee) will select the recipients of awards and determine the:

  •
  number of shares of common stock covered by the awards and the dates upon which such awards become exercisable or any restrictions lapse, as applicable;

  •
  type of award and the price and method of payment for each such award;

  •
  vesting period for options and restricted stock, and any acceleration;

  •
  exercise price or purchase price of awards; and

  •
  duration of options.

        Incentive Stock Options.    Incentive stock options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and will be granted pursuant to incentive stock option agreements. The plan administrator will determine the exercise price for an incentive stock option, which may not be less than 100% of the fair market value of the stock underlying the option determined on the date of grant. Notwithstanding the foregoing, incentive options granted to employees who own, or are deemed to own, more than 10% of our voting stock, must have an exercise price not less than 110% of the fair market value of the stock underlying the option determined on the date of grant.

        Nonstatutory Stock Options.    Nonstatutory stock options will be granted pursuant to nonstatutory stock option agreements. The plan administrator will determine the exercise price for a nonstatutory stock option, which may not be less than the fair market value of the stock underlying the option determined on the date of grant.

        Transfer of Options.    Incentive stock options will not be transferable other than by will or the laws of descent and distribution. Generally, an optionee may not transfer a nonstatutory option other than by will or the laws of descent and distribution unless the nonstatutory stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

        Restricted Stock Awards.    Restricted stock awards will be granted pursuant to restricted stock award agreements. The purchase price for restricted stock awards shall be determined by the plan administrator. Restricted stock awards may be subject to a repurchase right in accordance with a vesting schedule determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferable only to the extent provided in a restricted stock award agreement.

        Restricted Stock Unit Awards.    Restricted stock unit awards will be granted pursuant to restricted stock unit award agreements. Restricted stock unit awards may be subject to a repurchase right in accordance with a vesting schedule determined by the plan administrator. If an award recipient's association with our company ends for any reason during the restriction period, or if the recipient dies, then all restricted stock units still subject to forfeiture will return to us in accordance with the terms of the award agreement. Rights to acquire shares under a restricted stock award may be transferable only to the extent provided in a restricted stock unit award agreement.

        Other Equity Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock.

        Changes to Capital Structure.    In the event of certain types of changes in our capital structure, such as a share split, the number of shares reserved under the plan and the number of shares and exercise price or strike price, if applicable, of all outstanding awards will be appropriately adjusted.

        Change of Control.    In the event of a reorganization or change of control event, as such terms are defined in the incentive plan, the plan administrator shall have the discretion to provide for any or all of the following: (a) the acceleration, in whole or in part, of any or all outstanding options that are not exercisable in full at the time of the change of control; (b) the termination of any or all repurchase rights with respect to awards of restricted stock or restricted stock units; (c) the assumption of outstanding options and restricted stock units, or the substitution of outstanding options with equivalent options, by the acquiring or succeeding corporation or entity (or an affiliate thereof); or (d) the termination of all options and restricted stock units (other than options and restricted stock units that are assumed or substituted pursuant to clause (c) above) that remain outstanding at the time of the consummation of the change of control.

2006 Director Option Plan

        The board of directors adopted and our stockholders approved our 2006 Director Option Plan, which we refer to as the directors' plan, in September 2006. The directors' plan became effective as of the date of this prospectus. The aggregate number of shares that may be issued pursuant to options granted under the directors' plan is 300,000 shares, which number shall be increased on January 1 of each year by 75,000 shares. The board may waive the annual increases, in whole or in part. As of the date hereof, no options to acquire shares have been issued under the directors' plan.

        The directors' plan will provide for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

        Administration.    A committee designated by the board of directors will administer the directors' plan. The exercise price of the options granted under the directors' plan will be equal to the fair market value of the underlying common stock on the date of grant. Options granted under the directors' plan generally will not be transferable other than by will or by the laws of descent and distribution and will be exercisable during the life of the optionee only by the optionee. However, an option may be transferred for no consideration upon consent of the committee if the transfer is a family member of the optionee.

        Automatic Grants.    Non-employee directors will be eligible to participate in our directors' plan. Pursuant to this plan, each non-employee board member is eligible to receive an option to purchase 12,500 shares of common stock, upon his or her initial appointment or election to the board. Non-employee directors will also be eligible to receive an option to purchase 12,500 shares, at each year's annual general meeting, commencing with the 2007 annual meeting of stockholders at which he or she serves as a director. The fair value of each such option shall be determined by the committee using a generally accepted option pricing valuation methodology, such as the Black-Scholes model or binomial method, with such modifications as it may deem appropriate to reflect the fair value of the options. All options will vest one-third on the first anniversary of the date of grant and one-third per year thereafter, so long as the optionholder continues to serve as a director of our company on such vesting date. Each option will terminate upon the earlier of ten years from the date of grant or three months after the optionee ceases to serve as a director. The exercise price of these options will be the fair market value of our common stock on the date of grant.

        Changes to Capital Structure.    In the event of certain types of changes in our capital structure, such as a share split, the number of shares reserved under the plan and the number of shares and exercise price of all outstanding options under the directors' plan will be appropriately adjusted.

        Change of Control.    In the event of certain corporate transactions, the committee shall have the discretion to provide for any or all of the following: (a) the assumption of outstanding options, or the substitution of outstanding options with equivalent options, by the acquiring or succeeding corporation or entity; (b) the termination of all options (other than options that are assumed or substituted pursuant to clause (a) above) that remain outstanding at the time of the consummation of the change of control. In the event that options are to be terminated in accordance with clause (b) above, all options outstanding as of the consummation of the change of control shall accelerate and be fully exercisable upon notice of the change of control. Upon notice that the aforementioned change of control will not be consummated, the acceleration of options described above shall be automatically revoked and all such options shall be exercisable in accordance with the terms of the award agreements.

Non-Stock Based Plans

401(k) Plan

        We maintain a deferred savings retirement plan for our U.S. employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute up to 20% of his or her pre-tax compensation (up to a statutory limit, which is $15,000 in 2006). Under the plan, each employee is fully vested in his or her deferred salary contributions. The deferred savings retirement plan also permits us to make additional discretionary contributions, subject to established limits and a vesting schedule.

RELATED PARTY TRANSACTIONS

Issuance of Series C Convertible Preferred Stock

        On June 8, 2004, we sold an aggregate of 7,754,012 shares of our Series C convertible preferred stock at a price per share of $1.87 for an aggregate purchase price of $14,500,000. Of these shares, we sold 344,081 shares to Gary Bowen, a director, and an aggregate of 4,145,278 shares to Menlo Ventures IX, L.P. and related entities, which collectively own more than five percent of our voting securities. Of these 4,145,278 shares, Menlo Ventures IX, L.P. purchased 3,929,173 shares, Menlo Entrepreneurs Fund IX, Fund, L.P. purchased 129,663 shares, Menlo Entrepreneurs Fund IX(A), L.P. purchased 15,717 shares and MMEF IX, L.P. purchased 70,725 shares. Sonja L. Hoel, a director, is a General Partner of Menlo Ventures. Canaan Equity II, L.P. and related entities, which collectively own more than five percent of our voting securities, purchased an aggregate of 1,014,901 shares. Of these 1,014,901 shares, Canaan Equity II, L.P. purchased 664,760 shares, Canaan Equity II L.P. (QP) purchased 297,366 shares and Canaan Equity II Entrepreneurs LLC purchased 52,775 shares. ATV Associates VII, L.P. and related entities, which collectively own more than five percent of our voting securities, purchased an aggregate of 2,134,864 shares. Of these 2,134,864 shares, Advanced Technology Ventures VII, L.P. purchased 2,003,857 shares, Advanced Technology Ventures VII (B), L.P. purchased 80,414 shares, Advanced Technology Ventures VII (C), L.P. purchased 38,652 shares and ATV Entrepreneurs VII, L.P. purchased 11,941 shares. Majorie Ory, the wife of Robert G. Ory, a director and our Treasurer, and the mother of Andrew D. Ory, a director and our President and Chief Executive Officer, also purchased an aggregate of 53,476 shares of Series C convertible preferred stock. Upon the completion of this offering, Mr. Robert Ory will be our Assistant Treasurer and will continue to serve as one of our directors. All outstanding shares of our Series C convertible preferred stock will be automatically converted into shares of common stock upon completion of this offering.

        Purchasers of our Series C convertible preferred stock, including Gary J. Bowen, Menlo Ventures IX, L.P. and related entities, Canaan Equity II, L.P. and related entities, ATV Associates VII, L.P., and related entities, and certain other holders of our common and preferred stock, including Andrew D. Ory and Patrick J. MeLampy, a director and our Chief Technology Officer, each of whom owns more than five percent of our outstanding voting securities, are parties to the amended and restated registration rights agreement described below.

Registration Rights Agreement

        Pursuant to the terms of the amended and restated registration rights agreement, at any time before the first anniversary of the closing of this offering, holders of at least majority of the shares of common stock having registration rights may demand that we register all or a portion of their shares having an aggregate offering price of at least $10,000,000 for sale under the Securities Act. We are required to affect only one registration.

  Other Considerations

        We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

  •
  approved by a majority of the members of the board of directors and by a majority of the disinterested members of the board; and

  •
  on terms no less favorable to us than those that we believe could be obtained from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our common stock as of August 7, 2006 by:

  •
  each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  our directors and executive officers as a group;

  •
  certain selling stockholders; and

  •
  all other selling stockholders as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to our common stock. Shares of common stock issuable under options that are exercisable within 60 days after August 7, 2006 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

        Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. The percentage of shares of common stock outstanding reflects the conversion, upon the closing of this offering, of all outstanding preferred stock into common stock. The number of shares of common stock deemed outstanding after this offering includes the shares of common stock being offered for sale in this offering but assumes no exercise of the underwriters' over-allotment option.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner(1)			Shares Offered
	Number	Percentage		Number	Percentage
5% Stockholders
Menlo Ventures IX, L.P. and related entities(2) 3000 Sand Hill Road Building 4, Suite 100 Menlo Park, California 94025	13,993,499	28.78%	699,673	13,293,826	23.48%
Advanced Technology Ventures VII, L.P. and related entities(3)	7,231,806	14.87	360,340	6,871,466	12.13
Bay Colony Corporate Center 1000 Winter Street, Suite 3700 Waltham, Massachusetts 02451
Canaan Partners(4) 105 Rowayton Avenue Rowayton, Connecticut 06853	3,426,070	7.05	171,301	3,254,769	5.75
Directors and Officers
Andrew D. Ory (5)	5,695,429	11.70	560,000	5,135,429	9.06%
Patrick J. MeLampy (6)	6,719,623	13.80	670,000	6,049,623	10.67
Dino DiPalma (7)	313,103	*	30,000	283,103	*
Keith Seidman (8)	390,842	*	35,000	355,842	*
James J. Hourihan (9)	360,000	*	33,000	327,000	*
Robert G. Ory (10)	2,847,108	5.86	200,000	2,647,108	4.38
Sonja L. Hoel (11)	13,993,499	28.78	699,673	13,293,826	23.48
Gary Bowen	1,161,537	2.39	—	1,161,537	2.05

Robert C. Hower (12)	7,231,806	14.87	360,340	6,871,466	12.13
All directors and executive officers as a group (11 persons)	39,058,570	79.53	2,612,013	36,446,557	63.81
Other Selling Stockholders
Ephraim Dobbins (13)	289,582	*	24,000	265,582	*
Kevin Klett (14)	165,000	*	20,000	145,000	*
Mario S. Oliveira (15)	159,999	*	15,000	144,999	*
Robert F. Penfield (16)	310,833	*	30,000	280,833	*
John F. Shields (17)	53,333	*	10,000	43,333	*
Clifford Spencer (18)	173,803	*	34,000	139,803	*
Stephen T. Voto (19)	67,083	*	12,000	55,083	*
Timothy C. Ziemer (20)	75,416	*	14,333	61,083	*
ACC Family Trust (21)	115,322	*	10,000	105,322	*
Amy Wolpert Miller Irrevocable Living Trust, Robert Turnan, Trustee (22)	53,955	*	5,000	48,955	*
Arthur B. Wolpert Irrevocable Trust f/b/o Jessica L. Miller, Robert Turnan, Trustee (23)	53,955	*	5,000	48,955	*
Arthur B. Wolpert Irrevocable Trust f/b/o Rachel Jeanne Goldstein, Robert Turnan, Trustee (24)	53,955	*	5,000	48,955	*
Arthur B. Wolpert Irrevocable Trust f/b/o Samuel Aaron Miller, Robert Turnan, Trustee (25)	53,955	*	5,000	48,955	*
Holley Bishop	35,971	*	6,000	29,971	*
Gary D. Breitbord	35,000	*	35,000	—	*
Betsy Burnes-McCarthy	39,453	*	9,453	30,000	*
Kevin F. Cassidy (26)	22,500	*	4,500	18,000	*
Andrew R. Dale	40,322	*	8,000	32,322	*
Anthony M. DeMarco and Paula L. DeMarco (27)	69,968	*	19,000	50,968	*
Carol S. Glick	7,500	*	1,000	6,500	*
David and Jenny Gordon, JTWROS	64,516	*	8,387	56,129	*
Nathan P. Koenig	16,129	*	9,000	7,129	*
Lagenthal Trusts Partnership II	100,000	*	15,000	85,000	*
Maryanne Lamon (28)	17,812	*	8,500	9,312	*
Leah Beth Goldstein Irrevocable Living Trust, Robert Turnan, Trustee (29)	53,955	*	5,000	48,955	*
Marc Lipson	3,597	*	1,500	2,097	*
Steven Lipson	7,194	*	2,000	5,194	*
Robert I. Mack	25,970	*	1,300	24,670	*
Steven P. Mastrorilli	25,000	*	12,500	12,500	*
Benjamin S. Minsk	330,074	*	82,000	248,074	*
Steve Munroe	36,000	*	16,000	20,000	*
Carole F. Ory and Howard Ory (30)	53,691	*	43,691	10,000	*
Jill A. Ory (31)	5,348	*	5,348	—	*
Linda Hammett Ory (32)	5,695,429	11.70	560,000	5,135,429	9.06
David and Brenda Palmucci, JTWROS	21,582	*	12,000	9,582	*
Rebecca Pederson (33)	29,062	*	2,000	27,062	*
Evan L. Porter	8,065	*	3,500	4,565	*
Rick Porter	13,437	*	10,000	3,437	*
Pulver.com Equities II, LLC (34)	17,986	*	17,986	—	*
Jeffrey D. Resnick	303,232	*	25,000	278,232	*
Peter E. Rooks and Jennifer B. Trachtman-Rooks, JTWROS	40,000	*	10,000	30,000	*
William J. and Paula H. Rooks, JTWROS	320,000	*	10,000	310,000	*
Vincent J. Salvi	90,000	*	10,000	80,000	*
Keith and Arleen Seidman, JTWROS (35)	390,842	*	35,000	355,842	*
Sheryl Schultz (36)	80,322	*	10,000	70,322	*
Monroe B. Scharff	17,985	*	5,000	12,985	*
Bradford A. Spencer	80,645	*	20,000	60,645	*
David St. Laurent	20,000	*	10,000	10,000	*
TC Upside, LLC (37)	30,000	*	20,000	10,000	*
The Ory Family Trust (38)	2,000,000	4.11	200,000	1,800,000	3.70
Unitech Computer Systems Ltd. (39)	9,347	*	9,347	—	*
R. Terrell Weitman	55,000	*	15,000	40,000	*

Arthur Wolpert	17,987	*	1,500	16,487	*
Other Shareholders holding in the aggregate less than 1% of the outstanding shares (26 shareholders) (40)	478,163	*	61,369	416,794	*
All selling stockholders as a group (88 persons).	44,163,556	89.17%	3,474,528	40,689,028	82.22%

*
Less than one percent.

(1)
Unless otherwise indicated, the address of each stockholder is c/o Acme Packet, Inc., 71 Third Avenue, Burlington, MA 01803.

(2)
Shares beneficially owned consists of 13,267,343 shares held by Menlo Ventures IX, L.P. ("Menlo IX"), 435,694 shares held by Menlo Entrepreneurs Fund IX, L. P. ("Menlo Entrepreneurs IX"), 52,811 shares held by Menlo Entrepreneurs Fund IX (A), L. P. ("Menlo Entrepreneurs IX(A)") and 237,651 shares held by MMEF IX, L.P. ("MMEF" and together with Menlo IX, Menlo Entrepreneurs IX and Menlo Entrepreneurs IX(A), the "Menlo Investing Entities"). The managing members of MV Management IX, L.L.C. ("MV-IX"), the general partner of each of the Menlo Investing Entities, exercise voting and investment power over these shares. The managing members of MV-IX are Sonja Hoel, H.D. Montgomery, John W. Jarve, Douglas C. Carlisle, Mark A. Siegel, Kenneth H. Calhoun, Arvind Purushotham, Pravin A. Vazirani and Shawn T. Carolon. Menlo IX, Menlo Entrepreneurs IX, Menlo Entrepreneurs IX(A) and MMEF may be deemed to be a member of a Section 13(d) "group." The shares offered by Menlo Ventures IX, L.P. and related entities include 663,367 shares offered by Menlo IX, 21,784 shares offered by Menlo Entrepreneurs IX, 2,640 shares offered by Menlo Entrepreneurs IX(A) and 11,882 shares offered by MMEF. Menlo Entrepreneurs IX, Menlo Entrepreneurs IX(A) and MMEF disclose the existence of such group and disclaim beneficial ownership of any shares held by Menlo IX. Sonja L. Hoel is a managing member of the general partner of Menlo IX and one of our directors.

(3)
Shares beneficially owned consists of 6,727,254 shares held by Advanced Technology Ventures VII L.P ("ATV"), 269,961 shares held by Advanced Technology Ventures VII (B) L.P ("ATV (B)"), 129,761 shares held Advanced Technology Ventures VII (C) L.P. ("ATV (C)"), 40,089 shares held by ATV Entrepreneurs VII L.P. ("ATV Entrepreneurs"), and 24,525 shares held by ATV Alliance 2001 L.P. ("ATV 2001") and 15,216 shares held by ATV Alliance 2002 L.P. ("ATV 2002" and together with ATV, ATV (B), ATV (C), ATV 2001 and ATV Entrepreneurs, the "ATV Investing Entities.") Also includes 25,000 shares held by Robert Hower, a managing director of ATV Associates VII, LLC and one of our directors. Each of the ATV Investing Parties disclaims beneficial ownership of the shares held by Mr. Hower. No natural person holds voting or dispositive power for any of the ATV Investing Entities holding shares of our common stock. ATV Associates VII LLC ("ATV VII LLC") is the general partner of ATV, ATV(B), ATV(C) and ATV Entrepreneurs. ATV VII LLC controls the investment and voting decisions of such entities. Decisions of the ATV VII LLC are made by a board of six managing directors (the "ATV Managing Directors"). The ATV Managing Directors are Steve Baloff, Michael Carusi, Wes Raffel, Jean George, Bob Hower and William Wiberg. Each of the ATV Managing Directors disclaims beneficial ownership of the shares held by ATV, ATV(B), ATV(C) and ATV Entrepreneurs. ATV Alliance Associates, LLC ("ATV Alliance"), the general partner ATV 2001 and ATV 2002, exercises voting and dispositive authority over the shares held by each of the ATV 2001 and ATV 2002. Decisions of the ATV Alliance are made by the sole manager, Jean M. George (the "ATV Alliance Manager"). The shares offered by ATV and related entities include 336,363 shares offered by ATV, 13,498 shares offered by ATV(B), 6,488 shares offered by ATV(C), 2,004 shares offered by ATV Entreprenuers, 1,226 shares offered by ATV 2001 and 761 shares offered by ATV 2002. The ATV Alliance Manager disclaims beneficial ownership of the shares held by the ATV 2001 and ATV 2002. Each of ATV VII LLC and ATV Alliance disclaims beneficial ownership of any shares held by any of the ATV Investing Entities.

(4)
Shares beneficially owned consists of 2,244,076 shares held by Canaan Equity II, L.P. ("Canaan"), 1,003,839 shares held by Canaan Equity II L.P. (QP) ("Canaan QP"), and 178,155 shares held by Canaan Equity II Entrepreneurs LLC ("Canaan Entrepreneurs"). Canaan Equity Partners II LLC, a Delaware limited liability company ("Canaan LLC") is the sole general partner of Canaan II and Canaan QP, and the sole manager of Canaan Entrepreneurs. Canaan LLC has sole voting and dispositive power over these shares. Each of John V. Balen, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Guy M. Russo, Eric A. Young, Charmers Landing LLC ("Charmers"), Stonehenge LLC ("Stonehenge") and Waubeeka LLC ("Waubeeka") are managers of Canaan LLC. The sole managers of Charmers, Stonehenge, and Waubeeka are Messrs. Stephen L Green, Gregory Kopchinsky and Guy M. Russo, respectively. The shares offered by Canaan Partners include 112,203 shares offered by Canaan, 50,191 shares offered by Caanan QP, and 8,907 shares offered by Canaan Entrepreneurs.

(5)
Shares beneficially owned includes 58,333 shares subject to options exercisable within 60 days of August 7, 2006 and 161,290 shares held by his wife, Linda Hammett Ory. Mr. Ory disclaims beneficial ownership of the shares held by Ms. Ory. Mr. Ory is our Chief Executive Officer and President, and one of our directors and founders. Shares offered includes 543,871 offered by Mr. Ory and 16,129 shares offered by Ms. Ory.

(6)
Shares beneficially owned includes 58,333 shares subject to options exercisable within 60 days of August 7, 2006 and 2,000,000 shares owned by the MeLampy-Lawrence Family Trust for the benefit of the minor children of Mr. MeLampy. Mr. MeLampy's wife is the trustee of The MeLampy-Lawrence Family Trust. Mr. MeLampy is our Chief Technology Officer and one of our directors and founders.

(7)
Shares beneficially owned includes 28,729 shares held by his wife, Annalisa Ouellette DiPalma. Also includes 134,374 shares subject to options exercisable within 60 days of August 7, 2006. Mr. DiPalma is our Vice President of Sales and Business Development.

(8)
Shares beneficially owned includes 10,000 shares held by Arleen B. Seidman, Mr. Seidman's wife, as custodian for the benefit of their minor daughter, and 40,322 shares held jointly by Mr. Seidman and Ms. Seidman. Also includes 60,520 shares subject to options exercisable within 60 days of August 7, 2006. Shares offered includes 35,000 offered by Keith and Arlene Seidman jointly. Mr. Seidman is our Chief Financial Officer.

(9)
Shares beneficially owned includes 103,750 shares subject to options exercisable within 60 days of August 7, 2006 and 19,479 shares of restricted stock that are subject to vesting more than 60 days after August 7, 2006. Mr. Hourihan is our Vice President Marketing and Product Management. Mr. Hourihan is referred to elsewhere in this prospectus as Seamus Hourihan.

(10)
Shares beneficially owned includes 2,000,000 shares owned by The Ory Family Trust for the benefit of the minor children of Andrew D. Ory and Linda Hammett Ory and 168,585 shares held by his wife, Marjorie Ory. Mr. Ory is a trustee of The Ory Family Trust and exercises shared voting and investment control over the shares held by The Ory Family Trust. Shares offered includes 200,000 shares offered by The Ory Family Trust. Mr. Ory is our Treasurer and one of our directors. Mr. Ory and Marjorie Ory are the parents of Andrew D. Ory, our Chief Executive Officer and President and one of our directors and founders. Upon the completion of this offering, Mr. Ory will be our Assistant Treasurer and will continue to serve as one of our directors. Mr. Ory disclaims beneficial ownership of the shares held by his wife, Marjorie Ory and the shares held by The Ory Family Trust.

(11)
Shares beneficially owned includes 13,267,343 shares held by Menlo IX, 435,694 shares held by Menlo Entrepreneurs XI, 52,811 shares held by Menlo Entrepreneurs XI(A), 237,651 shares held by MMEF. Ms. Hoel is a general partner of Menlo IX and one of our directors. Ms. Hoel is a managing member of MV Management IX LLC, which is the general partner of Menlo IX, Menlo Entrepreneurs IX, Menlo Entrepreneurs IX(A) and MMEF. Shares offered includes 699,673 shares offered by the Menlo Investing Entities. Ms. Hoel disclaims beneficial ownership of the shares owned directly by the Menlo Investing Entities except to the extent of any indirect pecuniary interest therein.

(12)
Shares beneficially owned includes 6,727,254 shares held by ATV, 269,961 shares held by ATV (B), 129,761 shares held ATV (C), 40,089 shares held by ATV Entrepreneurs, 24,525 shares held by ATV 2001 and 15,216 shares held by ATV 2002. Mr. Hower is a managing director of ATV Associates VII, LLC and one of our directors. Mr. Hower disclaims beneficial ownership of the shares held by the ATV Investing Entities. Shares offered includes 360,340 shares offered by the ATV Investing Entities.

(13)
Shares beneficially owned includes 17,188 shares subject to options exercisable within 60 days of August 7, 2006 and 40,626 shares of restricted stock that are subject to vesting more than 60 days after August 7, 2006. Mr. Dobbins is one of our employees.

(14)
Shares beneficially owned includes 17,188 shares subject to options exercisable within 60 days of August 7, 2006 and 41,667 shares of restricted stock that are subject to vesting more than 60 days after August 7, 2006. Mr. Klett is one of our employees.

(15)
Shares beneficially owned includes 69,999 shares subject to options exercisable within 60 days of August 7, 2006 and 46,459 shares of restricted stock that are subject to vesting more than 60 days after August 7, 2006. Mr. Oliveira is one of our employees.

(16)
Shares beneficially owned includes 35,833 shares subject to options exercisable within 60 days of August 7, 2006. Mr. Penfield is one of our employees.

(17)
Shares beneficially owned includes 3,333 shares subject to options exercisable within 60 days of August 7, 2006 and 2,500 shares of restricted stock that are subject to vesting more than 60 days after August 7, 2006. Mr. Shields is one of our employees.

(18)
Shares beneficially owned includes 6,663 shares subject to options exercisable within 60 days of August 7, 2006. Mr. Spencer is one of our employees.

(19)
Shares beneficially owned includes 7,083 shares subject to options exercisable within 60 days of August 7, 2006. Mr. Voto is one of our employees.

(20)
Shares beneficially owned includes 43,333 shares subject to options exercisable within 60 days of August 7, 2006. Mr. Ziemer is one of our employees.

(21)
The sole trustee of the ACC Family Trust is Laurie Coppola who exercises voting and investment power over these shares. Ms. Coppola is one of our employees.

(22)
Shares beneficially owned consists of 10,791 shares held by the Amy Wolpert Miller Irrevocable Living Trust (the "Amy Wolpert Miller Trust"), 10,791 shares held by the Arthur B. Wolpert Irrevocable Trust f/b/o Jessica L. Miller, Robert Turnan, Trustee (the "Jessica L. Miller Trust"), 10,791 shares held by the Arthur B. Wolpert Irrevocable Trust f/b/o Rachel Jeanne Goldstein, Robert Turnan, Trustee (the "Rachel Jeanne Goldstein Trust"), 10,791 shares held by the Arthur B. Wolpert Irrevocable Trust f/b/o Samuel Aaron Miller, Robert Turnan, Trustee (the "Samuel Aaron Miller Trust") and 10,791 shares held by Leah Beth Goldstein Irrevocable Living Trust, Robert Turnan, Trustee (the "Leah Beth Goldstein Trust"

  and collectively with the Amy Wolpert Miller Trust, the Jessica L. Miller Trust, the Rachel Jeanne Goldstein Trust and the Samuel Aaron Miller Trust, the "Trusts"). Robert P. Turnan is the sole trustee of each of the Trusts and exercises voting and investment power over these shares. Shares offered includes 1,000 shares offered by each of the Trusts. The Amy Wolpert Miller Trust disclaims beneficial ownership of the shares beneficially owned by each of the other Trusts.

(23)
Shares beneficially owned consists of 10,791 shares held by the Jessica L. Miller Trust, 10,791 shares held by the Amy Wolpert Miller Trust, 10,791 shares held by the Rachel Jeanne Goldstein Trust, 10,791 shares held by the Samuel Aaron Miller Trust and 10,791 shares held by Leah Beth Goldstein Trust. Mr. Turnan is the sole trustee of each of the Trusts and exercises voting and investment power over these shares. Shares offered includes 1,000 shares offered by each of the Trusts. The Jessica L. Miller Trust disclaims beneficial ownership of the shares beneficially owned by each of the other Trusts.

(24)
Shares beneficially owned consists of 10,791 shares held by the Rachel Jeanne Goldstein Trust, 10,791 shares held by the Amy Wolpert Miller Trust, 10,791 shares held by the Jessica L. Miller Trust, 10,791 shares held by the Samuel Aaron Miller Trust and 10,791 shares held by Leah Beth Goldstein Trust. Mr. Turnan is the sole trustee of each of the Trusts and exercises voting and investment power over these shares. Shares offered includes 1,000 shares offered by each of the Trusts. The Rachel Jeanne Goldstein Trust disclaims beneficial ownership of the shares beneficially owned by each of the other Trusts.

(25)
Shares beneficially owned consists of 10,791 shares held by the Samuel Aaron Miller Trust, 10,791 shares held by the Amy Wolpert Miller Trust, 10,791 shares held by the Jessica L. Miller Trust, 10,791 shares held Rachel Jeanne Goldstein Trust, and 10,791 shares held by Leah Beth Goldstein Trust. Mr. Turnan is the sole trustee of each of the Trusts and exercises voting and investment power over these shares. Shares offered includes 1,000 shares offered by each of the Trusts. The Samuel Aaron Miller Trust disclaims beneficial ownership of the shares beneficially owned by each of the other Trusts.

(26)
Mr. Cassidy is a former employee of our company.

(27)
Shares beneficially owned includes 34,984 shares held by Anthony M. DeMarco and 34,984 shares held by Paula L. DeMarco. Shares offered includes 9,500 shares offered by Mr. DeMarco and 9,500 shares offered by Ms. DeMarco.

(28)
Ms. Lamon is a former employee of our company.

(29)
Shares beneficially owned consists of 10,791 shares held by the Leah Beth Goldstein Trust, 10,791 shares held by the Amy Wolpert Miller Trust, 10,791 shares held by the Jessica L. Miller Trust, 10,791 shares held by the Rachel Jeanne Goldstein Trust, and 10,791 shares held by the Samuel Aaron Miller Trust. Mr. Turnan is the sole trustee of each of the Trusts and exercises voting and investment power over these shares. Shares offered includes 1,000 shares offered by each of the Trusts. The Leah Beth Goldstein Trust disclaims beneficial ownership of the shares beneficially owned by each of the other Trusts.

(30)
Shares beneficially owned includes 33,530 shares held by Carole F. Ory and 21,161 shares held by Howard Ory. Shares offered includes 23,530 shares offered by Ms. Ory and 21,161 shares offered by Mr. Ory. Ms. Ory is the aunt and Howard Ory is the uncle of Andrew D. Ory, our Chief Executive Officer and President and one of our founders. Ms. Ory is the sister-in-law and Mr. Ory is the brother of Robert G. Ory, one of our directors.

(31)
Ms. Ory is the cousin of Andrew D. Ory, our Chief Executive Officer and President and one of our founders and is the niece of Robert G. Ory, one of our directors.

(32)
Ms. Ory is the wife of Andrew D. Ory, our Chief Executive Officer and President, one of our directors, and a founder and is the daughter-in-law of Robert G. Ory, one of our directors. Shares beneficially owned includes 5,475,806 shares held by her husband, Andrew D. Ory and 58,333 shares subject to options exercisable within 60 days of August 7, 2006 held by her husband Andrew D. Ory. Shares offered includes 16,129 offered by Ms. Ory and 543,871 shares offered by Mr. Ory.

(33)
Ms. Pedersen is a former employee of our company.

(34)
The managing members of Pulver.com Equities II, LLC are Scott Kargman, Jeffrey Pulver and Richard Stark, who exercise voting and investment power over these shares.

(35)
Shares beneficially owned includes 10,000 shares held by Ms. Seidman as custodian for the minor daughter of Mr. and Ms. Seidman and 278,000 shares held by Mr. Seidman. Ms. Seidman disclaims beneficial ownership of the shares held by Mr. Seidman. Shares offered includes 35,000 held by Mr. Seidman and Ms. Seidman jointly.

(36)
Ms. Schultz provided consulting services to our company.

(37)
TC Upside, LLC provided consulting services to our company. The members of TC Upside, LLC are TeleChoice, Inc., Daniel Briere, Michelle Finn, and Patrick Hurley, who exercise voting and investment control over these shares. TeleChoice, Inc. is wholly-owned and directed by Mr. Briere.

(38)
The trustees of The Ory Family Trust for the benefit of the minor children of Andrew D. Ory and Linda Hammett Ory are Robert G. Ory, one of our directors and Edward A. Saxe. Mr. Ory and Mr. Saxe exercise shared voting and investment power over these shares. Mr. Ory and Mr. Saxe disclaim beneficial ownership of any shares held by The Ory Family Trust.

(39)
Unitech Computer Systems Ltd provided consulting services to our company. The chief executive officer and founder of Unitech Computer Systems Ltd is Alex Chen who exercises voting and investment control over these shares.

(40)
Shares beneficially owned includes 282,596 shares subject to options exercisable within 60 days of August 7, 2006. Certain shares offered will be pursuant to an exercise of options.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of preferred stock, $0.001 par value.

Common Stock

        As of June 30, 2006, there were 48,591,193 shares of common stock that were held of record by approximately 175 stockholders, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock. There will be 56,591,193 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding warrants or options, based on shares outstanding as of June 30, 2006, after giving effect to the sale of the shares of common stock offered by this prospectus.

        Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

        Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

        Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Preferred Stock

        Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Acme Packet. We have no present plans to issue any shares of preferred stock.

        Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of Acme Packet without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have an effect of decreasing the market price of our common stock.

        All outstanding shares of preferred stock will be converted to common stock upon the completion of this offering, and we currently have no plans to issue any other shares of preferred stock.

Registration Rights

        The holders of an aggregate of 26,961,039 shares of our common stock, after giving effect to the conversion of all outstanding preferred stock into common stock upon completion of this offering and the sale by the selling stockholders of the shares offered by them hereby, have rights to require us to file a registration statement under the Securities Act or to include their shares of common stock in registration statements that we may file in the future for ourselves or other stockholders. These rights are provided under the terms of the amended and restated registration rights agreement between us and the holders of these shares.

        Pursuant to the terms of the amended and restated registration rights agreement, at any time from and after June 8, 2007, holders of at least majority of the shares of common stock having registration rights may demand that we register all or a portion of their shares having an aggregate offering price of at least $10,000,000 for sale under the Securities Act. We are required to affect only one registration.

Effect of Certain Provisions of Our Restated Charter and Bylaws and the Delaware Anti-Takeover Statute

Restated Charter and Bylaws

        Some provisions of Delaware law and our restated charter and bylaws could make the following transactions more difficult:

  •
  acquisition of us by means of a tender offer;

  •
  acquisition of us by means of a proxy contest or otherwise; or

  •
  removal of our incumbent officers and directors.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors.

  •
  Undesignated preferred stock.  The ability to authorize undesignated preferred stock will make it possible for the board to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Acme Packet. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

  •
  Stockholder meetings.  Our restated charter and bylaws will provide that a special meeting of stockholders may be called only by the chairman of the board, by our president or by a resolution adopted by a majority of the board.

  •
  Requirements for advance notification of stockholder nominations and proposals.  Our restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board or a committee of the board.

  •
  Elimination of stockholder action by written consent.  Our restated charter will eliminate the right of stockholders to act by written consent without a meeting.

  •
  Board of directors.  Our restated charter and bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time by resolution by the board. In addition, subject to any rights of holders of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and not by the stockholders. No decrease in the number of directors constituting the board will shorten the term of any incumbent director. Subject to the rights of holders of preferred stock, generally any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of our outstanding common stock.

        In addition, our restated charter will provide that the board will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. The classified board will stagger terms of the three classes and will be implemented through one-, two-and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one third of the directors will be elected each year. This classification will have the effect of making it more difficult for stockholders to change the composition of the board. The restated charter and bylaws will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but may not consist of fewer than five directors. This provision is intended to prevent stockholders from circumventing the provisions of the board classification.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

  •
  in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Global Market Listing

        We have applied for the quotation of our common stock on the Nasdaq Global Market under the symbol "APKT."

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of shares of our common stock. Furthermore, since only a limited number of shares of common stock will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, there may be sales of substantial amounts of shares of common stock in the public market after these restrictions lapse that could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Prior to this offering, there has been no public market for shares of our common stock. Upon completion of this offering, we will have outstanding an aggregate of 56,591,193 shares of our common stock, based on shares outstanding as of June 30, 2006, and assuming no exercise of outstanding warrants or options (other than options exercised to acquire shares offered hereby). Of these shares, the 11,474,528 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining 45,116,665 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Immediately after the 180-day period, 7,302,276 shares will be freely tradeable under Rule 144(k) and Rule 701 and 37,814,389 additional shares will be eligible for resale under Rule 144 subject to volume limitations.

        Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 565,911 shares, assuming no exercise by the underwriters of their over-allotment option to purchase additional shares; or

  •
  the average weekly trading volume of shares of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Shares of common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

  •
  the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

        In general, under Rule 701 of the Securities Act, shares acquired upon exercise of currently outstanding options or pursuant to other rights granted under our qualified compensatory stock plan are eligible to be resold 90 days after the effective date of this offering by:

  •
  persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144;

  •
  our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144; and

  •
  in each case, without compliance with the one-year holding requirements of Rule 144.

Lock-up Agreements

        Our officers and directors and the holders of substantially all of our outstanding shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of Goldman, Sachs & Co.

        The 180-day restricted period will be automatically extended or reduced under the following circumstances: (1) during the last 17 days of the 180-day restricted period, if we issue an earnings release or announce material news or a material event, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or (2) prior to the expiration of the 180-day restricted period, if we announce that we will release earnings results or other material news during the 15-day period following the last day of the 180-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or other material news.

        Goldman, Sachs & Co. currently does not anticipate shortening or waiving any of the lock-up agreements and does not have any pre-established conditions for such modifications or waivers.

Additional Registrations

        Upon completion of this offering, the holders of an aggregate of 26,961,039 shares of our common stock will have rights to require us to file a registration statement under the Securities Act or to include their shares of common stock in registration statements that we may file in the future for ourselves or other stockholders. These rights are provided under the terms of the amended and restated registration rights agreement between us and the holders of these shares. Pursuant to the terms of the amended and restated registration rights agreement, at any time from and after June 8, 2007, holders of at least majority of the shares of common stock having registration rights may demand that we register all or a portion of their shares having an aggregate offering price of at least $10,000,000 for sale under the Securities Act. We are required to affect only one registration.

        We intend to file a registration statement under the Securities Act covering the 11,775,008 shares of our common stock issuable under our Amended and Restated 2000 Equity Incentive Plan, 2006 Equity Incentive Plan and 2006 Directors' Stock Option Plan. That registration statement is expected to become effective upon filing with the SEC. Accordingly, shares of common stock registered under that registration statement will, subject to any applicable lock-up agreements and the vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market.

UNDERWRITING

        Acme Packet, Inc., the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and ThinkEquity Partners LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
ThinkEquity Partners LLC

Total	11,474,528

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,721,179 shares from Acme Packet to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following tables show the per share and total underwriting discount to be paid to the underwriters by Acme Packet and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,721,179 additional shares.

Paid by Acme Packet	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        Acme Packet, its officers and directors, and holders of substantially all of the outstanding shares of its common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., on behalf of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale—Lock-up Agreements" for a discussion of certain transfer restrictions.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period Acme Packet issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, Acme Packet announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

        Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Acme Packet and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Acme Packet's historical performance, estimates of the business potential and earnings prospects of Acme Packet, an assessment of Acme Packet's management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

        An application has been made to quote the common stock on the Nasdaq Global Market under the symbol "APKT."

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Acme Packet and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Acme Packet's shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

        Each of the underwriters has represented and agreed that:

          (a)   it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000

  (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by Acme Packet of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

          (b)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to Acme Packet; and

          (c)   it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

          (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

          (c)   in any other circumstances which do not require the publication by Acme Packet of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and

no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        Acme Packet currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to 575,000 shares of common stock for sale at the initial public offering price to vendors, family members and associates of our employees and other business associates. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        Acme Packet estimates that its share of the total expenses of the offering, excluding the underwriting discount, will be approximately $2.2 million.

        Acme Packet and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for Acme Packet, for which they will receive customary fees and expenses.

INDUSTRY AND MARKET DATA

        We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus and other legal matters concerning this offering will be passed upon for us by Bingham McCutchen LLP, Boston, Massachusetts. Attorneys at Bingham McCutchen LLP beneficially own an aggregate of 132,745 shares of our common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.

EXPERTS

        The consolidated financial statements of Acme Packet, Inc. as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 appearing in this prospectus and the related registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of common stock to be sold in the offering. As permitted by the rules and regulations of the SEC, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us and our common stock offered hereby, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may read and copy any of this information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.acmepacket.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our websites and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

        We will provide our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm and will file with the SEC quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year.

ACME PACKET, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005, June 30, 2006 (unaudited) and June 30, 2006 Pro Forma (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 and the Six Months Ended June 30, 2005 and 2006 (unaudited)	F-4
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2003, 2004 and 2005 and the Six Months Ended June 30, 2006 (unaudited) and June 30, 2006 Pro Forma (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005 and the Six Months Ended June 30, 2005 and 2006 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Acme Packet, Inc.

        We have audited the accompanying consolidated balance sheets of Acme Packet, Inc. and subsidiaries as of December 31, 2004 and 2005 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Acme Packet, Inc. and subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

                                /s/ Ernst & Young LLP

Boston, Massachusetts
May 31, 2006

ACME PACKET, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,		June 30, 2006
	2004	2005	Actual	Pro Forma
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16,748	$15,369	$33,097	$33,097
Accounts receivable, net	4,195	6,959	7,707	7,707
Inventory	1,979	3,281	3,328	3,328
Restricted cash	—	132	—	—
Other current assets	271	428	675	675

Total current assets	23,193	26,169	44,807	44,807
Property and equipment, net	2,277	3,926	5,773	5,773
Restricted cash	432	300	300	300
Other assets	—	4	527	527

Total assets	$25,902	$30,399	$51,407	$51,407

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$210	$—	$—	$—
Accounts payable	1,577	2,623	3,053	3,053
Accrued expenses and other current liabilities	2,900	4,222	5,738	5,738
Deferred revenue	3,372	5,541	13,087	13,087

Total current liabilities	8,059	12,386	21,878	21,878
Lease abandonment reserve, net of current portion (Note 8)	209	—	—	—
Deferred rent	—	290	280	280
Commitments and contingencies (Note 7)
Stockholders' equity:
Series A convertible preferred stock, $0.001 par value:
Authorized—3,759,531 shares
Issued and outstanding—3,759,531 shares at December 31, 2004 and 2005 and June 30, 2006 (unaudited), and no shares at June 30, 2006 pro forma (unaudited)	4	4	4	—
Series B convertible preferred stock, $0.001 par value:
Authorized—21,467,931 shares
Issued and outstanding—20,676,816 shares at December 31, 2004 and 2005 and June 30, 2006 (unaudited), and no shares at June 30, 2006 pro forma (unaudited)	21	21	21	—
Series C convertible preferred stock, $0.001 par value:
Authorized—8,021,390 shares
Issued and outstanding—7,754,012 shares at December 31, 2004 and 2005 and June 30, 2006 (unaudited), and no shares at June 30, 2006 pro forma (unaudited)	8	8	8	—
Common stock, $0.001 par value:
Authorized—61,000,000 shares
Issued and outstanding—15,643,068 shares at December 31, 2004, 15,853,171 shares at December 31, 2005, 16,400,834 shares at June 30, 2006 (unaudited) and 48,591,193 shares at June 30, 2006 pro forma (unaudited)	16	16	16	49
Additional paid-in capital	45,902	45,966	46,242	46,242
Notes receivable from employees	(60)	—	—	—
Accumulated deficit	(28,257)	(28,292)	(17,042)	(17,042)

Total stockholders' equity	17,634	17,723	29,249	29,249

Total liabilities and stockholders' equity	$25,902	$30,399	$51,407	$51,407

See accompanying notes.

ACME PACKET, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Revenue:
Product	$3,038	$14,641	$31,080	$14,620	$33,186
Maintenance, support and service	298	1,352	5,040	2,057	4,893

Total revenue	3,336	15,993	36,120	16,677	38,079

Cost of revenue:
Product	918	5,212	8,026	3,836	6,793
Maintenance, support and service	177	583	1,201	724	1,299

Total cost of revenue	1,095	5,795	9,227	4,560	8,092

Gross profit	2,241	10,198	26,893	12,117	29,987

Operating expenses:
Sales and marketing	3,480	8,558	14,969	6,531	10,446
Research and development	4,117	5,552	8,705	4,091	5,777
General and administrative	2,141	2,341	3,602	1,593	2,695
Lease abandonment	—	848	—	—	—

Total operating expenses	9,738	17,299	27,276	12,215	18,918

(Loss) income from operations	(7,497)	(7,101)	(383)	(98)	11,069

Other income (expense):
Interest income	131	177	410	194	512
Interest expense	(98)	(33)	(6)	(6)	—
Other expense	—	—	(56)	(7)	(22)

Total other income, net	33	144	348	181	490

(Loss) income before provision for income taxes	(7,464)	(6,957)	(35)	83	11,559
Provision for income taxes	—	—	—	—	309

Net (loss) income	$(7,464)	$(6,957)	$(35)	$83	$11,250

Net (loss) income per share applicable to common stockholders (Note 2):
Basic	$(0.52)	$(0.47)	$—	$—	$0.23

Diluted	$(0.52)	$(0.47)	$—	$—	$0.21

Weighted average number of common shares used in net (loss) income per common share calculation:
Basic	14,380,027	14,732,597	15,240,890	15,686,423	16,252,196

Diluted	14,380,027	14,732,597	15,240,890	16,924,083	20,142,747

Unaudited:
Pro forma net (loss) income per common share:
Basic			$—		$0.23

Diluted			$—		$0.21

Shares used in computing pro forma net (loss) income per common share:
Basic			47,431,249		48,442,555

Diluted			47,431,249		52,458,106

See accompanying notes.

ACME PACKET, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share and per share data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock
							Common Stock
										Notes Receivable From Employees
	Number of Shares	$0.001 Par Value	Number of Shares	$0.001 Par Value	Number of Shares	$0.001 Par Value	Number of Shares	$0.001 Par Value	Additional Paid-in Capital		Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2002	3,759,531	$4	12,710,017	$13	—	$—	14,923,501	$15	$20,244	$(60)	$(13,836)	$6,380
Issuance of restricted common stock	—	—	—	—	—	—	148,000	—	29	—	—	29
Issuance of Series B convertible preferred stock, net of offering costs of $41	—	—	7,966,799	8	—	—	—	—	11,024	—	—	11,032
Repurchase and retirement of common stock	—	—	—	—	—	—	(3,542)	—	(1)	—	—	(1)
Exercise of stock options	—	—	—	—	—	—	9,887	—	2	—	—	2
Issuance of common stock for professional services	—	—	—	—	—	—	10,790	—	5	—	—	5
Warrants issued in connection with financing agreement	—	—	—	—	—	—	—	—	14	—	—	14
Net loss	—	—	—	—	—	—	—	—	—	—	(7,464)	(7,464)

Balance at December 31, 2003	3,759,531	4	20,676,816	21	—	—	15,088,636	15	31,317	(60)	(21,300)	9,997
Issuance of restricted common stock	—	—	—	—	—	—	454,000	1	139	—	—	140
Issuance of Series C convertible preferred stock, net of offering costs of $67	—	—	—	—	7,754,012	8	—	—	14,425	—	—	14,433
Repurchase and retirement of common stock	—	—	—	—	—	—	(7,813)	—	(1)	—	—	(1)
Exercise of stock options	—	—	—	—	—	—	100,008	—	20	—	—	20
Issuance of common stock for professional services	—	—	—	—	—	—	8,237	—	2	—	—	2
Net loss	—	—	—	—	—	—	—	—	—	—	(6,957)	(6,957)

Balance at December 31, 2004	3,759,531	4	20,676,816	21	7,754,012	8	15,643,068	16	45,902	(60)	(28,257)	17,634
Issuance of restricted common stock	—	—	—	—	—	—	45,500	—	30	—	—	30
Repurchase and retirement of common stock	—	—	—	—	—	—	(1,021)	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	165,624	—	34	—	—	34
Proceeds from the repayment of employee notes receivable	—	—	—	—	—	—	—	—	—	60	—	60
Net loss	—	—	—	—	—	—	—	—	—	—	(35)	(35)

Balance at December 31, 2005	3,759,531	4	20,676,816	21	7,754,012	8	15,853,171	16	45,966	—	(28,292)	17,723
Exercise of stock options (unaudited)	—	—	—	—	—	—	547,663	—	130	—	—	130
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	146	—	—	146
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	11,250	11,250

Balance at June 30, 2006 (unaudited)	3,759,531	4	20,676,816	21	7,754,012	8	16,400,834	16	46,242	—	(17,042)	29,249
Conversion of convertible preferred stock into common stock (unaudited)	(3,759,531)	(4)	(20,676,816)	(21)	(7,754,012)	(8)	32,190,359	33	—	—	—	—

Pro forma, June 30, 2006 (unaudited)	—	$—	—	$—	—	$—	48,591,193	$49	$46,242	$—	$(17,042)	$29,249

See accompanying notes.

ACME PACKET, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share and per share data)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Operating activities
Net (loss) income	$(7,464)	$(6,957)	$(35)	$83	$11,250
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,094	1,217	1,966	882	1,567
Provision for bad debts	51	94	410	191	81
Stock-based compensation and other noncash equity charges	19	2	—	—	146
Loss on disposal of property and equipment in connection with the restructuring	—	88	—	—	—
Change in operating assets and liabilities:
Accounts receivable	(660)	(3,679)	(3,216)	238	(829)
Inventory	(207)	(1,641)	(1,302)	(1,086)	(47)
Other current assets	(55)	(102)	(116)	(211)	(247)
Accounts payable	200	1,136	1,046	11	430
Accrued expenses and other current liabilities	30	2,316	1,404	133	1,506
Deferred revenue	226	2,869	2,169	(519)	7,546

Net cash (used in) provided by operating activities	(6,766)	(4,657)	2,326	(278)	21,403

Investing activities
Purchases of property and equipment	(952)	(2,125)	(3,615)	(1,854)	(3,414)
Increase in other assets	(28)	(136)	(4)	—	(391)

Net cash used in investing activities	(980)	(2,261)	(3,619)	(1,854)	(3,805)

Financing activities
Proceeds from sale of preferred stock, net of issuance costs	11,032	14,433	—	—	—
Proceeds from sale of common stock	29	140	30	11	—
Payments made for repurchase of common stock	(1)	(1)	—	—	—
Proceeds from exercise of stock options	2	20	34	23	130
Proceeds from repayment of employee notes receivable	—	—	60	—	—
Payments on long-term debt	(575)	(486)	(210)	(346)	—

Net cash provided by (used in) financing activities	10,487	14,106	(86)	(312)	130

Net increase (decrease) in cash and cash equivalents	2,741	7,188	(1,379)	(2,444)	17,728
Cash and cash equivalents at beginning of period	6,819	9,560	16,748	16,748	15,369

Cash and cash equivalents at end of period	$9,560	$16,748	$15,369	$14,304	$33,097

Supplemental disclosure of cash flow information
Cash paid for interest	$102	$36	$7	$6	$—

Cash paid for income taxes	$2	$2	$2	$3	$6

See accompanying notes.

ACME PACKET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2004 and 2005 and
Six Months Ended June 30, 2005 and 2006 (unaudited)
(in thousands, except share and per share data)

1. Organization and Operations

        Acme Packet, Inc. (the Company) was incorporated in the State of Delaware on August 3, 2000. The Company provides session border controllers that enable service providers to deliver secure and high quality interactive communications—voice, video and other real-time multimedia sessions—across Internet Protocol network borders. The Company is headquartered in Burlington, Massachusetts and has sales offices there, as well as in Europe and Asia.

2. Summary of Significant Accounting Policies

        The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements.

Unaudited Interim Financial Information

        The accompanying interim consolidated balance sheet as of June 30, 2006, the consolidated statements of operations and cash flows for the six months ended June 30, 2005 and 2006, and the consolidated statement of stockholders' equity for the six months ended June 30, 2006 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments and accruals necessary for the fair presentation of the Company's financial position at June 30, 2006 and its results of operations and its cash flows for the six months ended June 30, 2005 and 2006. The results for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

Unaudited Pro Forma Presentation

        The unaudited pro forma balance sheet and the unaudited pro forma statement of stockholders' equity as of June 30, 2006 reflect the automatic conversion at the closing of an initial public offering of the Company's common stock of all outstanding shares of convertible preferred stock into 32,190,359 shares of common stock based on the shares of convertible preferred stock outstanding at June 30, 2006.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Management's Estimates and Uncertainties

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

        Significant estimates and judgments relied upon by management in preparing these financial statements include revenue recognition, allowances for doubtful accounts, inventory allowances, expensing and capitalization of research and development costs for software, the determination of the fair value of stock awards issued, warranty allowances, and the recoverability of the Company's net deferred tax assets and related valuation allowance.

        Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management's estimates if these results differ from historical experience or other assumptions prove not to be substantially accurate, even if such assumptions are reasonable when made.

        The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, rapid technological changes, competition from substitute products and services from larger companies, limited number of suppliers, customer concentration, government regulations, management of international activities, protection of proprietary rights, patent litigation, and dependence on key individuals.

Cash and Cash Equivalents and Restricted Cash

        Cash equivalents consist of highly liquid investments with original maturities of 90 days or less. Cash equivalents are carried at cost, which approximate their fair market value. Cash and cash equivalents consisted of the following:

	December 31,
			June 30, 2006
	2004	2005
			(unaudited)
Cash	$1,078	$1,111	$3,459
Money market funds	15,670	14,258	29,638

Total cash and cash equivalents	$16,748	$15,369	$33,097

        As of December 31, 2004 and 2005, the Company had restricted cash in the amount of $432 as collateral related to its facility leases (Note 7). On May 31, 2006, the restriction on cash in the amount of $132 expired in connection with the expiration of the Company's operating lease for the Woburn, Massachusetts facility. The remaining $300 of restricted cash as of June 30, 2006 is used to collateralize a standby letter of credit related to the lease of the Company's facility in Burlington, Massachusetts. The Company's restriction with respect to this amount expires in June 2010.

Revenue Recognition

        The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, SOP 98-9,

Software Revenue Recognition With Respect to Certain Transactions, and the Emerging Issues Task Force (EITF) Issue No. 03-5, Applicability of AICPA Statement of Position 97-2 to Nonsoftware Deliverables in an Arrangement Containing More-Than-Incidental Software. The Company has determined that the software element of its product is "more than incidental" to its products as a whole. As a result, in accordance with EITF Issue No. 03-5, the Company is required to recognize revenue under SOP 97-2 and SOP 98-9.

        In accordance with these standards, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection of the related accounts receivable is deemed probable. In making these judgments, management evaluates these criteria as follows:

  •
  Persuasive evidence of an arrangement. The Company considers a noncancelable agreement signed by the Company and the customer to be representative of pervasive evidence of an arrangement.

  •
  Delivery has occurred. The Company considers delivery to have occurred when the product has been delivered to the customer and no postdelivery obligations exist. In instances where customer acceptance is required, delivery is deemed to have occurred when customer acceptance has been achieved. Certain of the Company's agreements contain products that might not conform to published specifications or contain a requirement to deliver additional elements which are essential to the functionality of the delivered elements. Revenue associated with these agreements is recognized when the customer specifications have been met or delivery of the additional elements has occurred.

  •
  Fees are fixed or determinable. The Company considers the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, the Company recognizes revenue when the refund or adjustment right lapses. If offered payment terms exceed the Company's normal terms, the Company recognizes revenue as the amounts become due and payable or upon the receipt of cash.

  •
  Collection is deemed probable. The Company conducts a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed probable if, based upon the Company's evaluation, the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not probable, revenue is deferred and recognized upon the receipt of cash.

        A substantial amount of the Company's sales involve multiple element arrangements, such as products, maintenance, professional services, and training. When arrangements include multiple elements, the Company allocates the total fee among the various elements using the residual method. Under the residual method, revenue is recognized when vendor specific objective evidence (VSOE) of fair value exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements of the arrangement. Each arrangement requires the Company to analyze the individual elements in the transaction and to estimate the fair value of each undelivered element, which typically represents maintenance and services. Revenue is allocated to each of the undelivered elements based on its respective fair value, with the fair value determined by the price charged when that element is sold separately.

        Maintenance, support, and service revenue include sales of maintenance and other services, including professional services, training, and reimbursable travel.

        Maintenance and support services include telephone support, return and repair services, and unspecified rights to product upgrades and enhancements, and are recognized ratably over the term of the service period, which is generally 12 months. Maintenance and support revenue is generally deferred until the related product has been accepted and all other revenue recognition criteria have been met.

        Professional services and training revenue is recognized as the related service has been performed.

        The Company's products and services are distributed indirectly through distribution partners and directly through our sales force. Revenue arrangements with distribution partners are recognized when the above criteria are met and only when the Company receives evidence that the distribution partner has an order from an end-user customer. The Company typically does not offer contractual rights of return, stock balancing or price protection to its distribution partners, and actual product returns from them have been insignificant to date. As a result, the Company does not maintain reserves for product returns and related allowances.

        In accordance with EITF Issue No. 00-10, Accounting for Shipping and Handling Fees, the Company has classified the reimbursement by customers of shipping and handling costs as revenue and the associated cost as cost of revenue. Reimbursed shipping and handling costs, included in service revenue and costs of service revenue totaled approximately $29, $32, $0 and $50 for the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively. Reimbursed shipping and handling costs were immaterial for the year ended December 31, 2003.

        In accordance with EITF Issue No. 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred, the Company included approximately $44, $165, $67 and $208 of out-of-pocket expenses in service revenue and cost of service revenue in the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively. Reimbursed out-of-pocket expenses were immaterial for the year ended December 31, 2003.

Allowance for Doubtful Accounts

        The Company reduces gross trade accounts receivable by an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts on a regular basis and all past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for allowance for doubtful accounts are recorded in general and administrative expenses.

        Below is a summary of the changes in the Company's allowance for doubtful accounts for the years ended December 31, 2003, 2004, and 2005 and for the six months ended June 30, 2006.

	Balance at Beginning of Period	Provision	Write-offs	Balance at End of Period
Year Ended December 31, 2003	$—	$51	$—	$51
Year Ended December 31, 2004	51	94	(14)	131
Year Ended December 31, 2005	131	410	(108)	433
Six Months Ended June 30, 2006 (unaudited)	433	81	(4)	510

Inventory

        Inventory is stated at the lower of cost, determined on a first-in, first-out basis, or market, and consists primarily of finished products.

        The Company provides for inventory losses based on obsolescence and levels in excess of forecasted demand. In these cases, inventory is reduced to estimated realizable value based on historical usage and expected demand. Inherent in the Company's estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for the Company's products, and technical obsolescence of products.

        When products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria required by SOP 97-2, the Company includes the costs for the delivered items in inventory until recognition of the related revenue occurs.

Property and Equipment

        Property and equipment is stated at cost. Depreciation and amortization is expensed using the straight-line method over the estimated useful lives of the assets as follows:

Assets Classification	Estimated Useful Life
Computer hardware and software	3 years
Furniture and fixtures	3 years
Office and engineering equipment	3 years
Evaluation systems	2 years
Leasehold improvements	Shorter of asset's useful life or remaining life of the lease

        Evaluation systems are carried at the lower of their depreciated value or their net realizable value.

        Property and equipment consists of the following:

	December 31,
			June 30, 2006
	2004	2005
			(unaudited)
Computer hardware and software	$1,262	$2,023	$2,675
Furniture and fixtures	512	782	966
Office and engineering equipment	1,609	2,223	3,044
Evaluation systems	1,648	3,515	5,267
Leasehold improvements	309	412	417

	5,340	8,955	12,369
Less accumulated depreciation and amortization	(3,063)	(5,029)	(6,596)

Property and equipment, net	$2,277	$3,926	$5,773

        Depreciation expense was $1,094, $1,217, $1,966, $882 and $1,567 for the years ended December 31, 2003, 2004, and 2005, and the six months ended June 30, 2005 and 2006, respectively.

        In connection with the abandonment of a facility lease during 2004, the Company recorded an impairment charge of $88 for certain property and equipment (Note 8).

        Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable. In these instances, the Company recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the asset. To date, no such impairment losses have been recorded.

Financial Instruments

        Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable. The estimated fair value of these financial instruments approximates their carrying value.

Concentrations of Credit Risk and Off-Balance Sheet Risk

        The Company has no significant off-balance sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in accredited financial institutions of high credit standing. The Company routinely assesses the credit worthiness of its customers. The Company generally has not experienced any material losses related to receivables from individual customers or groups of customers. The Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's amounts receivable.

        The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue, as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Customer A	36%	11%	*	*	*
Customer B	26	*	*	*	*
Customer C	10	*	*	*	*
Customer D	*	15	*	*	*
Customer E	*	13	11%	11%	10%
Customer F	*	*	14	17	17
Customer G	*	*	14	11	*
Customer H	*	*	12	11	11

*
Less than 10% of total revenue.

        The Company had certain customers whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable, as follows:

	December 31,
			June 30, 2006
	2004	2005
			(unaudited)
Customer D	50%	10%	*
Customer E	24	12	*
Customer I	*	15	*
Customer G	*	21	13%

*
Less than 10% of total accounts receivable.

Product Warranties

        Substantially all of the Company's products are covered by a standard warranty of 90 days for software and one year for hardware. In the event of a failure of product or software covered by this warranty, the Company must repair or replace the software or product or, if those remedies are insufficient, and at the discretion of the Company, provide a refund. The Company's customers typically purchase maintenance and support contracts, which encompass its warranty obligations. The Company's warranty reserve reflects estimated material and labor costs for potential or actual product issues in its installed base that are not covered under maintenance contracts but for which the Company expects to incur an obligation. The Company's estimates of anticipated rates of warranty claims and costs are primarily based on historical information and future forecasts. The Company periodically assesses the adequacy of the warranty allowance and adjusts the amount as necessary. (See Note 9)

Stock-Based Compensation

        At December 31, 2005, the Company had one stock-based employee compensation plan, which is more fully described in Note 6. Through December 31, 2005, the Company accounted for its stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of grant as the difference between the deemed fair value of the Company's common stock and the stock option exercise price or restricted stock award purchase price multiplied by the number of stock options or restricted stock awards granted. Generally, the Company grants stock-based awards with exercise prices equal to the estimated fair value of its common stock; however, to the extent that the deemed fair value of the common stock exceeds the exercise or purchase price of stock-based awards granted to employees on the date of grant, the Company amortizes the expense over the vesting schedule of the awards, generally four years. The fair value of the Company's common stock is determined by the Company's Board of Directors (the Board).

        As of June 30, 2006, there had been no public market for the Company's common stock, and the fair value for the Company's common stock was estimated by the Board, with input from management. The Board exercised judgment in determining the estimated fair value of the Company's common stock on the date of grant based on several factors, including the liquidation preferences, dividend rights and voting control attributable to the Company's then-outstanding convertible preferred stock and, primarily, the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company. In the absence of a public trading market for the Company's common stock, the Board considered objective and subjective factors in determining the fair value of the Company's common stock. The Company believes this to have been a reasonable methodology based upon the Company's internal peer company analyses and based on several arm's-length transactions involving the Company's common stock supportive of the results produced by this valuation methodology.

        During the years ended December 31, 2003, 2004 and 2005, the Company granted stock options and restricted stock awards to employees to purchase a total of 7,750,527 shares of common stock at exercise or purchase prices ranging from $0.20 to $1.10 per share.

        The Company accounts for transactions in which services are received from nonemployees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services. During 2003, 2004, and 2005, the Company granted 10,790, 8,237, and no shares of restricted common stock, respectively, to nonemployees which, using the Black-Scholes valuation model, resulted in charges of $5, $2, and $0 for the years ended December 31, 2003, 2004, and 2005, respectively.

        On December 16, 2004 the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach under SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

        SFAS No. 123(R) must be adopted for fiscal years starting after June 15, 2005. As a result, the Company adopted SFAS No. 123(R) starting in its fiscal first quarter of 2006, which began on January 1, 2006.

        SFAS No. 123(R) requires nonpublic companies that used the minimum value method in SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective-transition method. As such, the Company will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of SFAS No. 123(R)'s adoption that were measured using the minimum value method. In accordance with the requirements of SFAS No. 123(R), the Company will not present pro forma disclosures for periods prior to the adoption of SFAS No. 123(R) as the estimated fair value of the Company's stock options granted through December 31, 2005 was determined using the minimum value method.

        Effective with the adoption of SFAS No. 123(R), the Company has elected to use the Black-Scholes option pricing model to determine the weighted average fair value of stock options granted. In accordance with SFAS No. 123(R), the Company will recognize the compensation cost of stock-based awards on a straight-line basis over the vesting period of the award.

        As there was no public market for its common stock as of June 30, 2006, the Company determined the volatility for options granted in 2006 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected volatility for options granted during the six months ended

June 30, 2006 was 83.98%. The expected life of options has been determined utilizing the "simplified" method as prescribed by the Securities and Exchange Commission's Staff Accounting Bulletin No. 107, Share-Based Payment. The expected life of options granted during the six months ended June 30, 2006 was 6.25 years. For the six months ended June 30, 2006, the weighted-average risk free interest rate used was 4.82%. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. The Company has not paid and does not anticipate paying cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas, SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was the Company's historical policy under SFAS No. 123. As a result, the Company applied an estimated forfeiture rate of 11.25% in the first six months of 2006 in determining the expense recorded in the accompanying consolidated statement of income.

        The weighted-average fair value of stock options granted during the six months ended June 30, 2006, under the Black-Scholes option pricing model, was $1.93. For the six months ended June 30, 2006, the Company recorded stock-based compensation expense of approximately $146 in connection with share-based payment awards. The stock-based compensation expense included $13 in cost of revenue, $74 in sales and marketing, $49 in research and development, and $10 in general and administrative expense. As of June 30, 2006, there was $1,858 of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 3.83 years.

        In connection with the preparation for the initial public offering of the Company's common stock, the Company reassessed the valuations of its common stock during 2005 and 2006, in light of the AICPA's Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. As a result, the Company reassessed the fair value of its common stock as of December 14, 2005, December 23, 2005, February 7, 2006 and March 15, 2006.

        Based on these reassessments, the Company will recognize compensation expense of $821,000 to reflect the difference between the reassessed fair value of the Company's common stock and the grant price for the stock-based awards granted on December 14, 2005 and December 23, 2005 and an amount equal to the difference between the value calculated by the Company using the Black-Scholes option pricing model with the initial assessment of fair value of common stock and the value calculated using the Black-Scholes option pricing model with the reassessed fair value of common stock for the stock-based awards granted on February 7, 2006 and March 22, 2006. The compensation expense will be recognized over the vesting schedule of the awards commencing in the three-month period ending September 30, 2006.

        See Note 6 for a summary of the stock option activity under the Company's stock-based employee compensation plan for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006.

Research and Development

        Research and development expense includes costs incurred to develop intellectual property and are charged to expense as incurred. The costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. The Company has determined that technological feasibility is established at the time a working model of software is completed. Because the Company believes its current process for developing software will be essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

Comprehensive Income (Loss)

        SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income (loss) and its components in financial statements. Comprehensive income (loss) is defined as the change in stockholders' equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The comprehensive income (loss) for all periods presented does not differ from the net reported income (loss).

Net Income (Loss) Per Share

        The Company calculates net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share, as clarified by EITF Issue No. 03-6, Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share. EITF Issue No. 03-6 clarifies the use of the "two-class" method of calculating earnings per share as originally prescribed in SFAS No. 128. Effective for periods beginning after March 31, 2004, EITF Issue No. 03-6 provides guidance on how to determine whether a security should be considered a "participating security" for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has determined that its convertible preferred stock represents a participating security and therefore has adopted the provisions of EITF Issue No. 03-6 retroactively for all periods presented.

        Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates net income first to preferred stockholders based on dividend rights under the Company's charter and then to common stockholders based on ownership interests. Net losses are not allocated to preferred stockholders. Diluted net income (loss) per share gives effect to all potentially dilutive securities, including stock options using the treasury stock method.

        A reconciliation of the numerator and denominator used in the calculation of basic and diluted net (loss) income per share is as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Numerator:
Net (loss) income, as reported	$(7,464)	$(6,957)	$(35)	$83	$11,250

Allocation of net (loss) income:
Basic:
Net (loss) income applicable to preferred stockholders	$—	$—	$—	$83	$7,476
Net (loss) income applicable to common stockholders	(7,464)	(6,957)	(35)	—	3,774

Net (loss) income	$(7,464)	$(6,957)	$(35)	$83	$11,250

Diluted:
Net (loss) income applicable to preferred stockholders	$—	$—	$—	$83	$6,930
Net (loss) income applicable to common stockholders	(7,464)	(6,957)	(35)	—	4,320

Net (loss) income	$(7,464)	$(6,957)	$(35)	$83	$11,250

Denominator:
Weighted-average shares of common stock outstanding	14,991,894	15,331,381	15,751,142	15,686,423	16,252,196
Less: Weighted-average number of unvested restricted common shares outstanding	(611,867)	(598,784)	(510,252)	—	—

Weighted-average number of common shares used in calculating basic net (loss) income per common share	14,380,027	14,732,597	15,240,890	15,686,423	16,252,196
Weighted-average number of common shares issuable upon exercise of outstanding stock options, based on treasury stock method	—	—	—	1,237,660	3,890,550

Weighted-average number of common shares used in computing diluted net (loss) income per common share	14,380,027	14,732,597	15,240,890	16,924,083	20,142,747

Calculation of net (loss) income per common share:
Basic:
Net (loss) income applicable to common stockholders	$(7,464)	$(6,957)	$(35)	$—	$3,774

Weighted-average number of common shares used in calculating basic net (loss) income per common share	14,380,027	14,732,597	15,240,890	15,686,423	16,252,196
Net (loss) income per share applicable to common stockholders:	$(0.52)	$(0.47)	$(0.00)	$—	$0.23

Diluted:
Net (loss) income applicable to common stockholders	$(7,464)	$(6,957)	$(35)	$—	$4,320

Weighted-average number of common shares used in calculating basic net (loss) income per common share	14,380,027	14,732,597	15,240,890	16,924,083	20,142,747
Net (loss) income per share applicable to common stockholders:	$(0.52)	$(0.47)	$(0.00)	$—	$0.21

        The following weighted-average common share equivalents and unvested restricted shares have been excluded from the computation of diluted weighted-average shares outstanding as of December 31, 2003, 2004 and 2005, respectively, as their effect would have been be antidilutive:

	As of December 31,
	2003	2004	2005
Participating convertible preferred stock	23,320,242	28,663,877	32,190,359
Options outstanding, based on treasury stock method	—	511,472	1,775,672
Warrants	125,000	125,000	125,000

        Pro forma net (loss) income per common share assuming the conversion of all convertible preferred stock at the original date of issuance is as follows:

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
Net (loss) income, as reported	$(35)	$11,250

Weighted-average number of common shares used in computing basic net (loss) income per share	15,240,890	16,252,196
Weighted-average number of common shares, assuming the conversion of all convertible preferred stock on the original date of issuance	32,190,359	32,190,359

Weighted-average number of common shares used in computing basic pro forma net (loss) income per share	47,431,249	48,442,555
Weighted-average number of common shares issuable upon exercise of outstanding stock options based on treasury stock method	—	3,890,550
Weighted-average number of common shares issuable upon exercise of outstanding warrants	—	125,000

Weighted-average number of common shares used in computing diluted pro forma net (loss) income per share	47,431,249	52,458,106

Pro forma net (loss) income per common share:
Basic	$—	$0.23

Diluted	$—	$0.21

Impairment of Long-Lived Assets

        The Company accounts for its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Any write-

downs are treated as permanent reductions in the carrying amount of the assets. Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company's long-lived assets were impaired.

Capitalized Internal-Use Software

        The Company capitalizes certain costs incurred to purchase or create internal-use software in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. To date, such costs have included external direct costs of materials and services consumed in obtaining internal-use software and are included within computer hardware and software. Once the capitalization criteria of SOP 98-1 have been met, such costs are classified as software and are amortized on a straight-line basis over three years once the software has been put into use. Subsequent additions, modifications, or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred.

Foreign Currency Translation

        The financial statements of the Company's foreign subsidiaries are translated in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency of the Company's foreign subsidiaries in the United Kingdom, Japan, and Hong Kong is the U.S. dollar. Accordingly, all assets and liabilities of these foreign subsidiaries are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Revenue and expenses of these foreign subsidiaries are remeasured into U.S. dollars at the average rates in effect during the year. Any differences resulting from the remeasurement of assets, liabilities, and operations of the United Kingdom, Japan, and Hong Kong subsidiaries are recorded within other income (expense) in the consolidated statements of operations. During the year ended December 31, 2005 and the six months ended June 30, 2005 and 2006, the Company recorded foreign currency losses of $36, $7 and $22, respectively, in other income (expense). During the years ended December 31, 2003 and 2004, foreign currency gains (losses) were not material.

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, SFAS No. 109 requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Advertising Expense

        Advertising expense primarily includes promotional expenditures and is expensed as incurred, as such efforts have not met the direct-response criteria required for capitalization. Amounts incurred for advertising expense were not material for the years ended December 31, 2003, 2004, and 2005 and the six months ended June 30, 2005 and 2006.

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs, an Amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4. SFAS No. 151 modifies the accounting for abnormal inventory costs, and the manner in which companies allocate fixed overhead expenses to inventory. SFAS No. 151 is effective for inventory costs incurred during annual periods beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

        In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which will require entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods' financial statements, unless this would be impracticable. SFAS No. 154 supersedes APB 20, Accounting Changes, which previously required that most voluntary changes in accounting principles be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. Another significant change in practice under SFAS No. 154 will be that if an entity changes its method of depreciation, amortization, or depletion for long-lived, nonfinancial assets, the change must be accounted for as a change in accounting estimate. Under APB 20, such a change would have been reported as a change in accounting principle. SFAS No. 154 is effective for the Company beginning in fiscal 2006. Adoption is not expected to have a material impact on the Company's consolidated financial position or results of operations.

        In July, 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48 on our consolidated financial position and our results from operations.

3. Debt

Revolving Line-of-Credit Agreement

        On May 22, 2003, the Company entered into a $500 working line of credit (the Revolving Line). Outstanding amounts under the Revolving Line accrued interest at the bank's prime rate plus 1.25%. The Revolving Line was collateralized by all business assets of the Company. The Company did not draw against the Revolving Line and the line expired unused on July 29, 2005.

Silicon Valley Bank Line of Credit

        On May 22, 2003, the Company entered into a $1,500 line of credit with Silicon Valley Bank (the SVB Line). Outstanding amounts under the SVB Line accrued interest at the bank's prime rate plus 1.25% and were for the purpose of providing the Company with working capital to finance the production and subsequent sale of its product on an international basis. The SVB Line was guaranteed by Export-Import Bank and was collateralized by all business assets of the Company. The Company did not draw against the SVB Line and the line expired unused on July 29, 2005.

Equipment Line of Credit

        On June 22, 2001, the Company entered into a $1,000 capital expenditure line of credit (the Capital Equipment Line). The Capital Equipment Line was modified in August 2002, to increase the amount available to $1,750. Outstanding amounts under the Capital Equipment Line accrued interest at the bank's prime rate plus 3.25%—3.50% at the funding date of each advance. Any advances from the Capital Equipment Line were payable in equal payments over 36-consecutive months commencing on the funding day. The Capital Equipment Line was collateralized by all business assets of the Company and expired on March 31, 2003, at which time the amounts outstanding converted into a term loan payable. At December 31, 2004, $210 was outstanding under the Capital Equipment Line. During the year ended December 31, 2005, the Company paid all amounts owed under the Capital Equipment Line. There were no amounts outstanding as of December 31, 2005 or June 30, 2006.

4. Income Taxes

        As of December 31, 2005, the Company had U.S. federal net operating loss carryforwards for income tax purposes of $20,145 that expire beginning in 2020 and state net operating loss carryforwards of $20,094 that expire beginning in the period from 2006 through 2010. As of December 31, 2005, the Company had U.S. federal research and development tax credits of $831 that expire beginning in 2021 and state research and development credits of $719 that expire beginning in 2015. The Internal Revenue Code contains provisions that limit the net operating losses and tax credit carryforwards available to be used in any given year in the event of certain circumstances, including significant changes in ownership interests, as defined.

        For the six months ended June 30, 2006, the Company recorded a provision for U.S. federal alternative minimum taxes and utilized a portion of its net operating loss carryforwards to offset net income for the period.

        Significant components of the Company's deferred tax assets and liabilities for income taxes consisted of the following at December 31, 2004 and 2005:

	December 31,
	2004	2005
Net operating loss and credit carryforwards	$8,819	$9,410
Start-up costs, net of amortization	2,011	1,339
Other temporary differences	271	756
Sales tax accrual	—	426
Inventory and warranty allowances	491	491
Restructuring loss provisions	306	84
Valuation allowance	(11,898)	(12,506)

	$—	$—

        Due to the uncertainty surrounding the Company's ability to utilize its remaining net operating loss and credit carryforwards and other deferred tax assets, the Company provided a full valuation allowance against its otherwise remaining recognizable deferred tax assets at December 31, 2005 and 2004.

        A reconciliation of the U.S. federal statutory rate to the Company's effective tax rate is as follows:

	Years Ended December 31,
	2003	2004	2005
U.S. federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State taxes, net	(6.3)	(6.3)	(6.3)
Permanent differences	0.2	0.5	—
Change in valuation allowance	40.1	39.8	40.3

Effective tax rate	0.0%	0.0%	0.0%

        The Company's current intention is to reinvest the total amount of its unremitted earnings in the local jurisdiction or to repatriate the earnings only when tax-effective. As such, the Company has not provided for U.S. taxes on the unremitted earnings of its foreign subsidiaries.

5. Stockholders' Equity

        As of December 31, 2005, and June 30, 2006 the authorized capital stock of the Company was 61,000,000 shares of common stock, $0.001 par value per share, and 33,248,852 shares of convertible preferred stock, $0.001 par value per share, of which 3,759,531 shares are designated Series A convertible preferred stock (Series A Preferred Stock), 21,467,931 shares are designated Series B convertible preferred stock (Series B Preferred Stock), and 8,021,390 shares are designated Series C convertible preferred stock (Series C Preferred Stock).

Convertible Preferred Stock

        The rights, preferences, and privileges of the Series A, Series B and Series C Preferred Stock (collectively the Preferred Stock) are as follows:

  Voting

  The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

  Dividends

  The holders of the Preferred Stock are entitled to receive, when and as declared by the Board and out of funds legally available, an annual noncumulative dividend at the rate of 7% of the original purchase price or, if greater, as determined on an as-converted basis, an amount equal to that paid on any outstanding shares of common stock of the Company payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions may be made with respect to the common stock until all declared dividends on the Preferred Stock have been paid.

  As of December 31, 2005, no dividends on the Preferred Stock had been declared or paid by the Company.

  Liquidation Preference

  In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, holders of the Series A, B and C Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders in preference and priority to any payment to the holders of the common stock, an amount equal to $0.62, $1.39 and $1.87, respectively. If the funds available upon liquidation are insufficient to satisfy in full the Preferred Stock liquidation amount, the assets of the Company shall be shared ratably among the holders of the Preferred Stock based upon their respective amounts which would be payable with respect to the shares held by them if amounts were paid in full.

  Upon any such liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock and the common stock shall share ratably in the remaining net assets of the Company available for distribution, provided that the holders of Preferred Stock shall not share in such remaining net assets of the Company if such holder has received an amount equal to two times the original purchase price of such series.

  Conversion

  Each share of the Preferred Stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective original purchase price of the Preferred Stock by the conversion price in effect at the time. The original purchase prices of Series A, B and C Preferred Stock were $0.62, $1.39 and $1.87, respectively. The conversion prices of Series A, B and C Preferred Stock were $0.62, $1.39 and $1.87, respectively, and are subject to adjustment in accordance with antidilution provisions contained in the Company's Certificate of Incorporation. Conversion is automatic immediately upon the closing of a public offering resulting in gross proceeds to the Company of at least $10,000 or the majority vote of outstanding shares of Series A and B Preferred Stock.

  At December 31, 2005 and June 30, 2006, there were 3,759,531 shares, 20,676,816 shares, and 7,754,012 shares of the Company's common stock that had been reserved for conversion of the outstanding Series A, B and C Preferred Stock, respectively.

Restricted Stock

        During 2001, the Board established a Stock Restriction and Repurchase Agreement for key employees and consultants to the Company. Under the terms of the agreement, shares of common stock issued or sold to an employee or consultant are subject to a vesting schedule commencing on the date shares are distributed to the employee. Vesting occurs periodically at specified time intervals and specified percentages. All shares of common stock become fully vested within four years of the date of distribution. As of December 31, 2005 and June 30, 2006, the Company had issued and outstanding 1,800,151 shares of common stock under the Stock Restriction and Repurchase Agreement. As of December 31, 2005 and June 30, 2006, 1,410,773 and 1,505,804, respectively, of these shares were vested.

Warrants

        In connection with the Capital Equipment Line, the Company issued a warrant to the lender to purchase up to 125,000 shares of Series B Preferred Stock at an exercise price of $1.39 per share. The Company valued the warrant using the Black-Scholes option-pricing model and recorded the value of the warrant of $14 as interest expense in the accompanying statement of operations for the year ended December 31, 2003. At December 31, 2005 and June 30, 2006, there were 125,000 shares of the Company's common stock reserved for the exercise of the warrant. The warrant expires on June 22, 2011.

6. Stock Option Plan

        In August 2000, the Company adopted the Acme Packet, Inc. 2000 Equity Incentive Plan (the 2000 Plan) under which it may grant incentive stock options (ISOs), nonqualified stock options (NSOs), restricted stock, and stock grants to purchase up to 3,000,000 shares of common stock. Under the 2000 Plan, ISOs may not be granted at less than fair market value on the date of the grant and all options generally vest over a four-year period and certain options are subject to accelerated vesting based on certain future events. These options expire ten years after the grant date. Employees are allowed to exercise their unvested options in exchange for restricted stock subject to repurchase by the Company. The repurchase rights lapse on the same vesting schedule as the original options. In 2003, 2004 and 2005, and the six months ended June 30, 2006 the Company increased the number of shares available under the 2000 Plan by an additional 2,000,000, 2,000,000, 4,000,000 and 1,200,000 shares, respectively, to a total of 12,200,000 shares. At December 31, 2005 and June 30, 2006, 1,015,444 shares and 1,027,859 shares, respectively, were available for future issuance under the Plan.

        The Company's stock option activity for the three years ended December 31, 2005 and the six months ended June 20, 2006 is as follows:

	Number of Shares	Exercise Price Per Share	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value(2)
Outstanding at December 31, 2002	1,014,155	$0.20	$0.20
Granted	540,500	0.20	0.20
Canceled	(43,021)	0.20	0.20
Exercised	(9,887)	0.20	0.20

Outstanding at December 31, 2003	1,501,747	0.20	0.20
Granted	1,757,500	0.20 – 0.50	0.32
Canceled	(37,813)	0.20	0.20
Exercised	(100,008)	0.20	0.20

Outstanding at December 31, 2004	3,121,426	0.20 – 0.50	0.27
Granted	4,786,000	0.55 – 1.10	0.87
Canceled	(210,417)	0.30 – 0.65	0.43
Exercised	(165,624)	0.20 – 0.30	0.21

Outstanding at December 31, 2005	7,531,385	0.20 – 1.10	0.65
Granted (unaudited)(3)	1,273,000	1.10 – 3.40	2.39
Canceled (unaudited)	(85,415)	0.50 – 3.40	1.30
Exercised (unaudited)	(547,663)	0.20 – 0.55	0.24

Outstanding at June 30, 2006 (unaudited)	8,171,307	$0.20 – $3.40	$0.94	$20,101

Exercisable at December 31, 2003	547,742	$0.20	$0.20

Exercisable at December 31, 2004	981,006	$0.20	$0.20

Exercisable at December 31, 2005	1,588,644	$0.20 – $0.55	$0.24

Exercisable at June 30, 2006 (unaudited)	1,682,444	$0.20 – $0.65	$0.33	$5,165

Vested or expected to vest at June 30, 2006 (unaudited)(1)	6,966,478	$0.20 – $3.40	$0.83	$17,904

(1)
This represents the number of vested options as of June 30, 2006 plus the number of unvested options expected to vest as of June 30, 2006 based on the unvested options outstanding at June 30, 2006, adjusted for the estimated forfeiture rate of 11.25%.

(2)
The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company's common stock on June 30, 2006 of $3.40 and the exercise price of the underlying options.

(3)
These shares were granted by the Company subsequent to the adoption of SFAS 123(R). As of June 30, 2006, these shares remain unvested and are subject to the fair value accounting requirements of SFAS 123(R).

        The ranges of exercise prices for options outstanding and options exercisable at December 31, 2005 were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
$0.20 to 0.33	2,527,885	$0.24	7.07	1,500,050	$0.22	6.67
0.50 to 0.65	1,705,500	0.60	9.28	88,594	0.50	8.93
0.85 to 1.10	3,298,000	0.98	9.04	—	—	—

Total	7,531,385	$0.65	8.44	1,588,644	$0.24	6.79

        The ranges of exercise prices for options outstanding and options exercisable at June 30, 2006 were as follows (unaudited):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
$0.20 to 0.33	2,013,092	$0.25	7.25	1,241,982	$0.24	6.88
0.50 to 0.65	1,639,715	0.60	8.79	440,462	0.59	8.71
0.85 to 1.10	3,708,000	1.00	9.47	—	—	—
1.91 to 3.40	810,500	3.09	9.85	—	—	—

Total	8,171,307	$0.94	8.82	1,682,444	$0.33	7.36

        During the year ended December 31, 2005 and the six months ended June 30, 2006, the Company granted stock-based awards, consisting of stock options and restricted stock awards with exercise or purchase prices as follows:

Grants Made During Year Ended December 31, 2005 and Six Months Ended June 30, 2006	Number of Option and Restricted Shares Granted	Weighted- Average Exercise or Purchase Price	Weighted- Average Fair Value of Common Stock
January 19, 2005	240,000	$0.55	$0.55
March 16, 2005	149,500	0.55	0.55
May 18, 2005	708,500	0.65	0.65
June 29, 2005	182,500	0.65	0.65
August 16, 2005	180,000	0.65	0.65
September 21, 2005	70,000	0.65	0.65
November 16, 2005	112,500	0.85	0.85
November 23, 2005	643,500	0.85	0.85
December 14, 2005	170,000	1.00	1.00	(1)
December 23, 2005	2,375,000	1.03	1.00	(1)
February 7, 2006 (unaudited)	437,500	1.10	1.10	(1)
March 22, 2006 (unaudited)	190,000	1.91	1.91	(1)
May 16, 2006 (unaudited)	397,500	3.40	3.40
June 1, 2006 (unaudited)	248,000	3.40	3.40

Total	6,104,500

(1)
See below for discussion of the reassessment of the fair value of common stock on these respective dates.

        In connection with the preparation for the initial public offering of the Company's common stock, the Company reassessed the valuations of its common stock during 2005 and 2006, in light of the AICPA's Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. As a result, the Company reassessed the fair value of its common stock as of December 23, 2005 and March 15, 2006 to be $1.27 per share and $2.36 per share, respectively. Having reassessed the fair value of the Company's common stock as of December 23, 2005 to $1.27 per share, the Company also reassessed the fair value of its common stock as of December 14, 2005 to be $1.27 per share, and the fair value of the Company's common stock as of February 7, 2006 to be $1.40 per share, which would represent an increase in value of 10% from December 2005. In addition, having reassessed the fair value of its common stock as of March 15, 2006 to $2.36 per share, the Company also reassessed the fair value of the Company's common stock as of March 22, 2006 to be $2.36 per share.

        Based on these reassessments, the Company will recognize compensation expense of $821,000 to reflect the difference between the reassessed fair value of the Company's common stock and the grant price for the stock-based awards granted on December 14, 2005 and December 23, 2005 and an amount equal to the difference between the value calculated by the Company using the Black-Scholes option pricing model with the initial assessment of fair value of common stock and the value calculated using the Black-Scholes option pricing model with the reassessed fair value of common stock for the stock-based awards granted on February 7, 2006 and March 22, 2006. The compensation expense will be recognized over the vesting schedule of the awards commencing in the three-month period ending September 30, 2006.

Note Receivable Issued to Employees

        The Company issued shares of common stock to employees in exchange for promissory notes. These notes were full recourse to the employees and were collateralized by the underlying shares of common stock. The note receivable accrued interest at 7%, which was the prevailing market interest rate on the date of issuance. As of December 31, 2005, the outstanding balance of the promissory notes and all accrued interest had been repaid in full.

7. Commitments and Contingencies

Operating Leases

        The Company conducts its operations in leased office facilities under various operating leases that expire through fiscal 2010. Certain of the Company's operating leases include escalating payment amounts. In accordance with SFAS No. 13, Accounting for Leases, the Company is recognizing the related rent expense on a straight-line basis over the term of the lease. As of December 31, 2005 and June 30, 2006, the Company has deferred rent of approximately $209 and $305, respectively. Total rent expense under these operating leases was approximately $520, $599, $746, $382, and $459 for the years ended December 31, 2003, 2004, and 2005, and the six months ended June 30, 2005 and 2006, respectively.

        Future minimum lease payments under noncancelable operating leases at December 31, 2005 and June 30, 2006 were as follows:

	At December 31, 2005	At June 30, 2006
		(unaudited)
Years Ending December 31:
2006(1)	$762	$388
2007	735	735
2008	776	776
2009	820	820
2010	421	421

Total minimum lease payments	$3,514	$3,140

(1)
The December 31, 2005 columns reflect the 2006 future minimum lease payments anticipated for the full year 2006. The June 30, 2006 columns reflect the 2006 future minimum lease payments anticipated for the period July 1, 2006 to December 31, 2006.

        In July 2006, the Company entered into two operating leases for office facilities in Burlington, Massachusetts and Madrid, Spain which expire in 2010 and 2011, respectively. The Company's future additional obligations under these leases total approximately $2,142.

Litigation

        From time to time and in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. At December 31, 2004 and 2005 and June 30, 2006, the Company did not have any pending claims, charges, or litigation that it expects would have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Other

        Certain of the Company's arrangements with customers include clauses whereby the Company may be subject to penalties for failure to meet certain performance obligations. The Company has not incurred any such penalties to date.

8. Lease Abandonment

        During the year ended December 31, 2004, the Company recorded expense of $848 related to the relocation of the Company's corporate headquarters which occurred in January 2005. Of this charge, $760 represents the loss on the prior facilities lease and $88 related to the abandonment of related fixed assets and leasehold improvements. The facility lease loss represents 16.5 months of rent remaining under an existing lease obligation at the time the use of the facility was ceased and related operating expenses. The Company does not anticipate any sublease income over the remaining term of the lease agreement.

        The following table summarizes the lease abandonment reserve balance and activity during the years ended December 31, 2004 and 2005 and six months ended June 30, 2006:

	Long-Lived Asset Impairment	Existing Lease Obligations	Total
Balance as of December 31, 2003	$—	$—	$—
Lease loss provision	88	760	848
Asset write-downs	(88)	—	(88)

Balance as of December 31, 2004	—	760	760
Cash payments	—	(551)	(551)

Balance as of December 31, 2005	—	209	209
Cash payments (unaudited)	—	(209)	(209)

Balance as of June 30, 2006 (unaudited)	$—	$—	$—

        As of December 31, 2005, the remaining lease loss reserve balance is classified as current and is included in accrued expenses in the accompanying consolidated balance sheet.

9. Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consist of the following:

	December 31,
			June 30 2006
	2004	2005
			(unaudited)
Accrued compensation and related benefits	$1,772	$2,297	$2,296
Accrued sales and use taxes	260	1,057	2,330
Lease abandonment, current portion	550	209	—
Accrued warranty	132	392	445
Other accrued liabilities	186	267	667

Total	$2,900	$4,222	$5,738

10. Segment Information

        SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements and requires selected information of these segments be presented in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company's chief decision maker, as defined under SFAS

No. 131, is the chief executive officer. The Company views its operations and manages its business as one operating segment.

        For the years ended December 31, 2003, 2004, and 2005 and the six months ended June 30, 2006, operations related to the Company's foreign subsidiaries are not material to the accompanying consolidated financial statements taken as a whole.

Geographic Data

        Net sales to unaffiliated customers by geographic area were as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
United States and Canada	$795	$8,045	$21,357	$9,314	$24,678
International	2,541	7,948	14,763	7,363	13,401

	$3,336	$15,993	$36,120	$16,677	$38,079

11. 401(k) Plan

        The Company maintains the Acme Packet, Inc. 401(k) Pension and Profit Sharing Plan (the 401(k) Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees. Employees of the Company may participate in the 401(k) Plan after reaching the age of 21. The Company may make discretionary matching contributions and profit sharing contributions, as determined annually by the Board. Employee contributions vest immediately, while Company matching contributions vest ratably over four years. To date, the Company has not made any discretionary contributions to the 401(k) Plan.

12. Quarterly Financial Data (unaudited)

	Three Months Ended
	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Total revenue	$8,407	$8,270	$6,768	$12,675
Gross profit	6,092	6,025	4,539	10,237
Income (loss) from operations	267	(365)	(2,586)	2,301
Net income (loss)	357	(274)	(2,501)	2,383
Net income (loss) per share applicable to common stockholders:
Basic	$—	$(0.02)	$(0.16)	$—

Diluted	$—	$(0.02)	$(0.16)	$—

	Three Months Ended
	March 31, 2006	June 30, 2006
Total revenue	$18,925	$19,154
Gross profit	14,634	15,353
Income from operations	6,016	5,053
Net income	6,021	5,229
Net income per share applicable to common stockholders:
Basic	$0.12	$0.11

Diluted	$0.11	$0.09

13. Subsequent Events (unaudited)

        On June 1, 2006, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company's common stock.

        On September 19, 2006, the Board approved the 2006 Equity Incentive Plan and the 2006 Director Option Plan, both of which were approved by the stockholders on September 19, 2006 and take effect only upon the consummation of the Company's initial public offering of its common stock. The Company has reserved for issuance an aggregate of 3,000,000 shares of common stock under the 2006 Equity Incentive Plan plus an additional annual increase to be added automatically on January 1 of each year, from 2006 and until 2016, equal to the lesser of (i) 3,000,000 shares of common stock or (ii) five percent of the Company's outstanding equity on a fully diluted basis as of the end of the immediately preceding fiscal year. The Company has reserved for issuance an aggregate of 300,000 shares of common stock under the 2006 Director Plan plus an additional annual increase to be added automatically on January 1 of each year of 75,000 shares of common stock. The Board may waive the annual increases, in whole or in part.

        The Board of Directors also approved, subject to the closing of the Company's initial public offering, an amendment and restatement of the Company's Certificate of Incorporation to increase the authorized number of shares of common stock from 61,000,000 to 150,000,000, to authorize 5,000,000 shares of undesignated preferred stock, par value $0.001 per share and to eliminate all reference to the designated Series Preferred Stock. The amended and restated Certificate of Incorporation was approved by the stockholders on September 19, 2006.

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	7
Special Note Regarding Forward-Looking Statements	25
Use of Proceeds	26
Dividend Policy	26
Capitalization	27
Dilution	29
Selected Consolidated Financial Data	31
Management's Discussion and Analysis of Financial Condition and Results of Operations	33
Business	65
Management	83
Related Party Transactions	95
Principal and Selling Stockholders	96
Description of Capital Stock	101
Shares Eligible for Future Sale	105
Underwriting	107
Industry and Market Data	111
Legal Matters	111
Experts	111
Where You Can Find Additional Information	112
Index to Consolidated Financial Statements	F-1

        Through and including                          , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

11,474,528 Shares

Acme Packet, Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse

JPMorgan

ThinkEquity Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than the underwriting discount, all of which will be paid by the Registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

SEC registration fee	$10,590
NASD filing fee	12,377
Nasdaq Global Market listing fee	150,000
Printing and engraving expenses	185,000
Legal fees and expenses	900,000
Accounting fees and expenses	700,000
Blue Sky fees and expenses	10,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	233,628

Total	$2,211,595

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Article 7 of our amended and restated certificate of incorporation and Article VII of our amended and restated bylaws provide that we will indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we have entered into separate indemnification agreements with our directors and executive officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in our amended and restated certificate of incorporation and bylaws and the indemnification agreements to be entered into between us and our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms, to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding shares of common stock and preferred stock issued, and options granted, by the Registrant within the past three years. Also included is the consideration, if any, received by the Registrant for such shares, and upon exercise of options and warrants and information relating to the section of the Securities Act, or rule of the SEC under which exemption from registration was claimed.

        On June 8, 2004, we sold an aggregate of 7,754,012 shares of our Series C convertible preferred stock at a price per share of $1.87 for an aggregate purchase price of $14,500,000. All outstanding shares of Series C convertible preferred stock will be automatically converted into shares of common stock upon completion of this offering.

        Exercise of Options.    In the past three fiscal years, we have issued an aggregate of 275,519 shares of our common stock pursuant to the exercise of vested stock options. In fiscal year 2003 we issued 9,887 shares, in fiscal year 2004 we issued 100,008 and in fiscal year 2005 we issued 165,624 shares. In 2006, we issued 663,960 shares of common stock pursuant to such exercises of stock options. Shares of common stock issued pursuant to an exercise of stock option grant are not subject to any repurchase rights by the company.

        Restricted Stock Grants.    In the past three fiscal years, we have issued an aggregate of 666,527 shares of our common stock as restricted stock grants pursuant to our 2000 equity incentive plan. In fiscal year 2003, we issued 158,790 shares, in fiscal year 2004, we issued 462,237 shares and in fiscal year 2005, we issued 45,500 shares. Shares of our common stock issued as a restricted stock grant are subject to certain repurchase rights by our Company.

        No underwriters were involved in the foregoing sales of securities. The securities described in paragraphs 1 and 2 of Item 15 were issued to U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of our preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

        The issuance of options and the shares of common stock issuable upon the exercise of such options as described above were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

        All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1*	Underwriting Agreement
3.1*	Eighth Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Bylaws of the Registrant
3.3*	Amended and Restated Certificate of Incorporation of the Registrant
3.4*	Amended and Restated Bylaws of the Registrant
4.1*	Specimen certificate evidencing shares of common stock
5.1*	Opinion of Bingham McCutchen LLP
10.1*	Northwest Park Lease, dated August 9, 2004, by and between Seventy One Limited Liability Company and the Registrant

10.2*	Northwest Park Lease, dated July 10, 2006, by and between the Registrant and MTP Limited Partnership
10.3*	Amended and Restated 2000 Equity Incentive Plan
10.4*	Amended and Restated Registration Rights Agreement, dated June 8, 2004, by and between the Registrant and the shareholders named therein
10.5*	Incentive Stock Option Agreement, dated December 23, 2005, by and between the Registrant and Patrick MeLampy
10.6*	Incentive Stock Option Agreement, dated May 19, 2004, by and between the Registrant and Patrick MeLampy
10.7*	Incentive Stock Option Agreement, dated December 23, 2005, by and between the Registrant and Dino DiPalma
10.8*	Incentive Stock Option Agreement, dated November 23, 2005, by and between the Registrant and Dino DiPalma
10.9*	Incentive Stock Option Agreement, dated January 19, 2005, by and between the Registrant and Dino DiPalma
10.10*	Incentive Stock Option Agreement, dated August 16, 2004, by and between the Registrant and Dino DiPalma
10.11*	Incentive Stock Option Agreement, dated January 14, 2004, by and between the Registrant and Dino DiPalma
10.12*	Incentive Stock Option Agreement, dated September 17, 2002, by and between the Registrant and Dino DiPalma
10.13*	Employee Stock Purchase Agreement, dated September 15, 2004, by and among the Registrant, Seamus Hourihan and Robert G. Ory, in his capacity as escrow holder
10.14*	Employee Stock Purchase Agreement, dated January 29, 2004, by and among the Registrant, Seamus Hourihan and Robert G. Ory, in his capacity as escrow holder
10.15*	Incentive Stock Option Agreement, dated September 17, 2002, between the Registrant and Seamus Hourihan
10.16*	Incentive Stock Option Agreement, dated December 23, 2005, by and between the Registrant and Andrew Ory
10.17*	Incentive Stock Option Agreement, dated May 19, 2004, by and between the Registrant and Andrew Ory
10.18*	Incentive Stock Option Agreement, dated December 23, 2005, by and between the Registrant and Keith Seidman
10.19*	Incentive Stock Option Agreement, dated November 23, 2005, by and between the Registrant and Keith Seidman
10.20*	Incentive Stock Option Agreement, dated August 16, 2004, by and between the Registrant and Keith Seidman
10.21*	Incentive Stock Option Agreement, dated September 18, 2003, by and between the Registrant and Keith Seidman
10.22*	2006 Equity Incentive Plan
10.23*	2006 Director Stock Option Plan
21.1*	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Bingham McCutchen (included in Exhibit 5.1)
23.3*	Consent of Orchard Partners, Inc.
24.1*	Power of Attorney

*
Previously filed.

(b) Financial Statement Schedules.

        None.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 5 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, The Commonwealth of Massachusetts on this 11th day of October 2006.

ACME PACKET, INC.
By:	/s/ ANDREW D. ORY Andrew D. Ory President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this amendment no. 5 to registration statement has been signed by the following persons in the capacities indicated as of the 11th day of October 2006.

Signature	Title

/s/ ANDREW D. ORY Andrew D. Ory	President and Chief Executive Officer; Director (Principal Executive Officer)
* Keith Seidman	Chief Financial Officer (Principal Accounting and Financial Officer)
* Gary J. Bowen	Director
* Sonja L. Hoel	Director
* Robert Hower	Director
* Patrick J. MeLampy	Director
* Robert G. Ory	Director
* /s/ ANDREW D. ORY Andrew D. Ory, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Underwriting Agreement
3.1*	Eighth Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Bylaws of the Registrant
3.3*	Amended and Restated Certificate of Incorporation of the Registrant
3.4*	Amended and Restated Bylaws of the Registrant
4.1*	Specimen certificate evidencing shares of common stock
5.1*	Opinion of Bingham McCutchen LLP
10.1*	Northwest Park Lease, dated August 9, 2004, by and between Seventy One Limited Liability Company and the Registrant
10.2*	Northwest Park Lease, dated July 10, 2006, by and between the Registrant and MTP Limited Partnership
10.3*	Amended and Restated 2000 Equity Incentive Plan
10.4*	Amended and Restated Registration Rights Agreement, dated June 8, 2004, by and between the Registrant and the shareholders named therein
10.5*	Incentive Stock Option Agreement, dated December 23, 2005, by and between the Registrant and Patrick MeLampy
10.6*	Incentive Stock Option Agreement, dated May 19, 2004, by and between the Registrant and Patrick MeLampy
10.7*	Incentive Stock Option Agreement, dated December 23, 2005, by and between the Registrant and Dino DiPalma
10.8*	Incentive Stock Option Agreement, dated November 23, 2005, by and between the Registrant and Dino DiPalma
10.9*	Incentive Stock Option Agreement, dated January 19, 2005, by and between the Registrant and Dino DiPalma
10.10*	Incentive Stock Option Agreement, dated August 16, 2004, by and between the Registrant and Dino DiPalma
10.11*	Incentive Stock Option Agreement, dated January 14, 2004, by and between the Registrant and Dino DiPalma
10.12*	Incentive Stock Option Agreement, dated September 17, 2002, by and between the Registrant and Dino DiPalma
10.13*	Employee Stock Purchase Agreement, dated September 15, 2004, by and among the Registrant, Seamus Hourihan and Robert G. Ory, in his capacity as escrow holder
10.14*	Employee Stock Purchase Agreement, dated January 29, 2004, by and among the Registrant, Seamus Hourihan and Robert G. Ory, in his capacity as escrow holder
10.15*	Incentive Stock Option Agreement, dated September 17, 2002, between the Registrant and Seamus Hourihan
10.16*	Incentive Stock Option Agreement, dated December 23, 2005, by and between the Registrant and Andrew Ory
10.17*	Incentive Stock Option Agreement, dated May 19, 2004, by and between the Registrant and Andrew Ory
10.18*	Incentive Stock Option Agreement, dated December 23, 2005, by and between the Registrant and Keith Seidman
10.19*	Incentive Stock Option Agreement, dated November 23, 2005, by and between the Registrant and Keith Seidman

10.20*	Incentive Stock Option Agreement, dated August 16, 2004, by and between the Registrant and Keith Seidman
10.21*	Incentive Stock Option Agreement, dated September 18, 2003, by and between the Registrant and Keith Seidman
10.22*	2006 Equity Incentive Plan
10.23*	2006 Director Stock Option Plan
21.1*	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Bingham McCutchen (included in Exhibit 5.1)
23.3*	Consent of Orchard Partners, Inc.
24.1*	Power of Attorney

*
Previously filed

QuickLinks

PROSPECTUS SUMMARY
The Offering
Summary Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Option Exercises and Fiscal Year-End Option Values
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
INDUSTRY AND MARKET DATA
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
ACME PACKET, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ACME PACKET, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data)
ACME PACKET, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share data)
ACME PACKET, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands, except share and per share data)
ACME PACKET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended December 31, 2003, 2004 and 2005 and Six Months Ended June 30, 2005 and 2006 (unaudited) (in thousands, except share and per share data)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers .
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings .
SIGNATURES
EXHIBIT INDEX